

2026

Notice and Proxy Statement

Notice of 2026 Annual General Meeting of Shareholders

Voting Items

Proposals To Be Voted	Board Vote Recommendation	For Further Details
1. To elect 11 directors for a period of one year	**FOR** each director nominee	Page **10**
2. To give advisory approval of the compensation of the Company's Named Executive Officers	**FOR**	Page **18**
3. To approve the appointment of PricewaterhouseCoopers LLP as independent auditors of the Company and authorize the Audit Committee of the Board of Directors to set the auditors' remuneration	**FOR**	Page **18**
4. To renew the existing authority of the directors of the Company to issue shares	**FOR**	Page **20**
5. To renew the existing authority of the directors of the Company to issue shares for cash without first offering shares to existing shareholders (Special Resolution)	**FOR**	Page **21**
6. To determine the price range at which the Company can reallot shares that it holds as treasury shares (Special Resolution)	**FOR**	Page **22**

Shareholders will also conduct such other business properly brought before the meeting.

By Order of the Board of Directors,



VICTORIA LAZAR
SENIOR VICE PRESIDENT AND GENERAL COUNSEL

Attending the Meeting

If you are a shareholder who is entitled to attend and vote, then you are entitled to appoint a proxy or proxies to attend and vote on your behalf. A proxy is not required to be a shareholder of the Company. If you wish to appoint as proxy any person other than the individuals specified on the proxy card, please contact the Company Secretary at our registered office.

Important Notice regarding the availability of proxy materials for the Annual General Meeting of Shareholders to be held on June 4, 2026.

The Annual Report and Proxy Statement are available at www.proxyvote.com.

The Notice of Internet Availability of Proxy Materials or this Notice of 2026 Annual General Meeting of Shareholders, the Proxy Statement and the Annual Report are first being mailed to shareholders on or about April 23, 2026.

**2027 Annual Meeting
Deadline for shareholder proposals for inclusion in the Proxy Statement:**

December 24, 2026

Deadline for business proposals and nominations for director:

March 6, 2027



Date and Time
June 4, 2026 (Thursday)
2:30 p.m. local time (IST)



Location
Adare Manor Hotel
Adare, County Limerick, Ireland
See "Information Concerning Voting and Solicitation" of the Proxy Statement for further information on participating in the Annual General Meeting.



Who Can Vote
Only shareholders of record as of the close of business on April 9, 2026 are entitled to receive notice of and to vote at the Annual General Meeting.

How to Vote
Whether or not you plan to attend the meeting, please provide your proxy by either using the Internet or telephone as further explained in the accompanying Proxy Statement or filling in, signing, dating, and promptly mailing a proxy card.



By Telephone
In the U.S. or Canada, you can vote your shares by submitting your proxy toll-free by calling 1-800-690-6903.



By Internet
You can vote your shares online at www.proxyvote.com.



By Mail
You can vote by mail by marking, dating, and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.

Table of Contents

TRANE
TECHNOLOGIES

Proxy Voting Roadmap

This summary highlights information contained elsewhere in this Proxy Statement. For more complete information about these topics, please review Trane Technologies plc's Annual Report on Form 10-K and the entire Proxy Statement.



ITEM 1

Election of Directors

- 10 out of 11 Director nominees are independent.
- The tenure and experience of our directors is varied, which brings varying perspectives to our Board functionality.

 The Board of Directors recommends a vote **FOR** the directors nominated for election.

 See page **10** for further information

Director Nominees

Name/Occupation	Age	Director since	Independent	Other Current Public Boards	Trane Technologies Committees				
					A	H	S	T	E
Kirk E. Arnold Advisor to two General Catalyst portfolio companies Former Chief Executive Officer, Data Intensity	66	2018	YES	• Thomson Reuters		M	M	C	
Ana P. Assis Senior Vice President and Chair, IBM Europe, Middle East, Africa and Asia Pacific	51	2023	YES		M				
Ann C. Berzin Former Chairman and CEO of Financial Guaranty Insurance Company	74	2001	YES		M				
April Miller Boise Executive Vice President and Chief Legal Officer of Intel Corporation[1]	57	2020	YES			M	C		M
Mark R. George President and Chief Executive Officer of Norfolk Southern Corporation	59	2022	YES	• Norfolk Southern Corporation	M				
John A. Hayes Former Chairman, President and CEO of Ball Corporation	60	2023	YES			C	M		M
Myles P. Lee Former Director and CEO of CRH plc	72	2015	YES		C				M
Matthew F. Pine President and CEO of Xylem Inc.	54	2025	YES	• Xylem, Inc.		M	M	M	
David S. Regnery Chair and Chief Executive Officer	63	2021	NO	• L3Harris Technologies, Inc.					C
Melissa N. Schaeffer Executive Vice President and Chief Financial Officer of Air Products and Chemicals, Inc.	46	2022	YES		M				
John P. Surma Former Chairman and CEO of United States Steel Corporation	71	2013	YES	• Marathon Petroleum Corporation • MPLX LP (a publicly traded subsidiary of Marathon Petroleum Corporation) • Public Service Enterprise Group					M

[1] On April 3, 2026, Intel announced that Ms. Miller Boise will leave Intel effective June 1, 2026.

A Audit Committee	**T** Technology and Innovation Committee	**E** Executive Committee	**C** Chair
H Human Resources and Compensation Committee	**S** Sustainability, Corporate Governance and Nominating Committee		**M** Member

Board Composition

The Company's Board of Directors serves an important role for our Company as it provides oversight and guidance to management. The Board is responsible for governance of Company activities and evaluation of management's performance, as further described below. Each member of our Board brings valuable and varied expertise and insight that enhances the Board's ability to fulfil its responsibilities. In selecting our director nominees, the Sustainability, Corporate Governance and Nominating Committee has considered the skills, expertise and background that each brings with an aim to promoting effective Board activity that aligns with our Company's profile.

Board Skills and Experience

The following table shows our directors' core skills and experience that the Sustainability, Corporate Governance and Nominating Committee and the Board evaluate when determining whether to nominate the individual for election. However, a particular nominee may possess other valuable skills, knowledge or experience even though they are not indicated below:

		Arnold	Assis	Berzin	Miller Boise	George	Hayes	Lee	Pine	Regnery	Schaeffer	Surma
SKILLS	**Financial Expert** Knowledgeable of generally accepted accounting principles and experience in preparing, analyzing, and evaluating financial statements			●		●	●	●		●	●	●
	Finance/Capital Allocation Experience with financing, capital markets, and capital allocation strategy			●		●	●	●	●	●	●	●
	Global Experience Experience in businesses and cultures through living or working in, or oversight of, foreign jurisdictions	●	●	●	●	●	●	●	●	●	●	●
	Technology/Engineering Developing new technologies or engineering innovations	●	●						●			
	Services Knowledge and experience in service based industries	●	●			●				●		●
	Human Resources/Compensation Experience developing and implementing strategies to attract & retain talent	●	●		●	●	●					●
	IT/Cybersecurity/Data Management/Digital Understanding modern IT/Cybersecurity landscape, and risks appurtenant to electronic data management	●	●		●	●						
	Risk Management/Mitigation In-depth knowledge and experience with risk management and mitigation strategies	●		●	●	●	●	●	●	●	●	●
EXPERIENCE	**Sustainability/Climate Change** Experience in developing and implementing initiatives related to sustainability or climate change					●	●		●	●	●	●
	Chair/CEO/Business Head Senior leadership experience on matters relating to corporate governance, management, operations, and strategy	●	●	●	●	●	●	●	●	●		●
	Industrial/Manufacturing Knowledge and experience in industrial or manufacturing sectors				●	●	●	●	●	●	●	●
	Academia/Education Experience educating at a collegiate-level academic institution or leading/administrating an educational institution	●										●
	Government/Public Policy Insight and Experience on matters relating to Government and Regulatory Affairs				●							●

TRANE TECHNOLOGIES

Board Refreshment

Our Board composition reflects a diversity of experience and tenure. Our Corporate Governance Guidelines require each non-employee director to retire at the annual general meeting immediately following his or her 75th birthday, unless the policy is waived by the Board. No such waivers have been granted to any of our directors.

Our company does not have term limits for directors, which enables the Board to retain key experience and experience while also including fresh points of view in the governance of the Company. The following chart summarizes the Board tenure of our director nominees:



BOARD TENURE OF DIRECTOR NOMINEES[1]



[1] As of the Record Date April 9, 2026

Board Demographics

One of the three pillars of our 2030 Sustainability Commitments is Opportunity for All. Creating opportunity for all helps us drive innovation, attract and retain talent to our growing company and industry, and meet the needs of our global customer base. To that end, the Board of Directors is nominating five women directors (Ms. Arnold, Ms. Assis, Ms. Berzin, Ms. Miller Boise, and Ms. Schaeffer), one Black director (Ms. Miller Boise) and two international directors (Ms. Assis and Mr. Lee) out of a total of 11 director nominees. The tenure and experience of our directors is varied, which brings different perspectives to our Board. The profile of the director nominees as a group is illustrated below:

GENDER



45%

■ Female Directors

RACE AND ETHNICITY



9%

■ Racially and Ethnically Diverse Directors

NATIONALITY



18%

■ International Representation

BOARD SIZE AND INDEPENDENCE



10 out of **11** Director Nominees are Independent

Director Nomination Process

The Sustainability, Corporate Governance and Nominating Committee identifies individuals qualified to become directors and recommends the candidates for all directorships.

1 **BOARD COMPOSITION ASSESSMENT**

The Sustainability, Corporate Governance and Nominating Committee reviews the composition of the full Board to identify the qualifications and areas of expertise needed to further enhance the composition of the Board.



2 **BOARD RECOMMENDATION**

The Sustainability, Corporate Governance and Nominating Committee makes recommendations to the Board concerning the appropriate size and needs of the Board to ensure that the Board has the requisite expertise and that its membership consists of individuals with sufficiently diverse and independent backgrounds.



3 **IDENTIFICATION OF CANDIDATES**

The Sustainability, Corporate Governance and Nominating Committee, with the assistance of management, identifies candidates with the desired qualifications. The Board has used a third-party search firm for all searches conducted in the past nine years. In considering candidates, the Sustainability, Corporate Governance and Nominating Committee will consider all factors it deems appropriate, including breadth of experience, understanding of business and financial issues, ability to exercise sound judgment, leadership, and achievements and experience in matters affecting business and industry. The Sustainability, Corporate Governance and Nominating Committee considers the entirety of each candidate's credentials and believes that at a minimum each nominee should satisfy the following criteria: highest character and integrity, experience and understanding of strategy and policy-setting, sufficient time to devote to Board matters, and no conflict of interest that would interfere with performance as a director.

Shareholders may recommend candidates for consideration for Board membership by sending recommendations to the Sustainability, Corporate Governance and Nominating Committee, in care of the Secretary of the Company. Candidates recommended by shareholders are evaluated in the same manner as director candidates identified by any other means.

Corporate Governance Highlights

The Company upholds the highest standards of corporate governance including:

- Substantial majority of independent director nominees (10 of 11)
- Annual election of directors
- Majority vote for directors
- Lead Independent Director
- Board oversight of risk management
- Succession planning at all management levels, including for Board Members and Chair and Chief Executive Officer

- Annual Board and committee self-assessments
- Executive sessions of non-management directors
- Continuing director education
- Meaningful executive and director stock ownership guidelines
- Board oversight of enterprise-wide sustainability program and strategy

TRANE TECHNOLOGIES



ITEM 2

Advisory Approval of the Compensation of Our Named Executive Officers

- Our Human Resources and Compensation Committee has adopted executive compensation programs with a strong link between pay and achievement of short and long-term Company goals.
- Shareholders voted 90% in favor of the Company's Advisory Approval of the Compensation of our Named Executive Officers ("NEOs") at our 2025 Annual General Meeting.



The Board of Directors recommends a vote **FOR** this item.



See page **18** for further information

Executive Compensation Highlights

The Human Resources and Compensation Committee (the "HRCC") is guided by executive compensation principles that shape the executive compensation programs that the HRCC adopts to execute on the Company's strategies and goals.

Executive Compensation Principles

Our executive compensation programs are based on the following principles:

(i) business strategy alignment	**(iii)** shareholder alignment	**(v)** internal parity
(ii) pay for performance	**(iv)** mix of short and long-term incentives	**(vi)** market competitiveness

Executive Compensation Program Overview

The HRCC has adopted executive compensation programs with a strong link between pay and performance and the achievement of short-term and long-term Company goals. The primary components of the executive compensation programs are base salary, Annual Incentive Matrix ("AIM") and long-term incentives ("LTI"). The HRCC places significant emphasis on variable compensation (AIM and LTI) so that a substantial percentage of the five Named Executive Officers' ("NEOs") target total direct compensation ("TDC") is contingent on the successful achievement of the Company's short-term and long-term performance goals.

Pay for Performance

A strong pay for performance culture is paramount to our success and encourages behavior that promotes long-term value creation for our shareholders. Accordingly, each executive's TDC is strongly tied to Company, business and individual performance against set goals. Within our AIM Program, Company and business performance are measured against pre-established financial, operational and strategic objectives, and modified by achievement toward the Company's sustainability goals, which are all approved by the HRCC. Individual performance is measured against pre-established individual goals, inclusive of a personal sustainability commitment, as well as demonstrated leadership competencies and behaviors consistent with our leadership principles. Additionally, a portion of the executive's LTI award is earned based on Company cash flow return on invested capital ("CROIC") and total shareholder return ("TSR") relative to companies in the Standard & Poor's ("S&P") 500 Industrials Index. In 2025, greater than 91% of our Chair and Chief Executive Officer's TDC was performance-based and 81% of our other NEOs' average TDC was performance-based compensation.

2025 Executive Compensation

The table below shows the 2025 compensation for our Chief Executive Officer ("CEO") and other NEOs. Please see the notes accompanying the Summary Compensation Table on page 56 for further information.

Compensation Summary - 2025

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
D. S. Regnery Chair and Chief Executive Officer	1,512,500	—	8,900,397	5,700,010	2,831,173	7,504,885	813,192	27,262,157
C. J. Kuehn Executive Vice President and Chief Financial Officer	975,000	—	3,896,416	1,257,514	1,092,063	825,287	239,340	8,285,620
D. E. Simmons Group President, Americas	737,500	—	2,095,610	676,331	729,990	1,344,471	177,640	5,761,542
G. Guo Senior Vice President and Chief Global Integrated Supply Chain Officer	81,250	—	3,791,425	—	—	—	21,770	3,894,445
M. J. Atalla Senior Vice President and Chief Technology and Sustainability Officer	642,935	400,000	1,611,356	638,958	502,258	—	77,384	3,872,891

See the "Compensation Discussion and Analysis" section for more information about our HRCC's executive compensation principles, the programs the HRCC has adopted and the decisions the HRCC made regarding 2025 compensation.



ITEM

3

Approval of Appointment of Independent Auditors and Authorization to Set Auditor Remuneration

- The Audit Committee engages in an annual evaluation of the qualifications, performance and independence of PricewaterhouseCoopers LLP ("PwC").
- Both by virtue of its familiarity with the Company's affairs and its professional competencies and resources, PwC is considered best qualified to perform this important function.
- The Audit Committee and the Board believe that the continued retention of PwC to serve as our independent auditor is in the best interests of the Company and its investors.

 The Board of Directors recommends a vote **FOR** this item.

 See page **18** for further information

 



ITEM 4

Renewal of the Directors' Existing Authority to Issue Shares

- The Board of Directors' authority to issue shares under Irish law is fundamental to our business.
- Granting the Board this authority is a routine matter for public companies incorporated in Ireland.



The Board of Directors recommends a vote **FOR** this item.

See page **20** for further information



ITEM 5

Renewal of the Directors' Existing Authority to Issue Shares for Cash without First Offering Shares to Existing Shareholders

- The Board of Directors' authority to issue shares for cash without first offering shares to existing shareholders is fundamental to our business.
- Granting the Board this authority is a routine matter for public companies incorporated in Ireland.
- As required under Irish law, this proposal requires the affirmative vote of at least 75% of the votes cast.



The Board of Directors recommends a vote **FOR** this item.

See page **21** for further information



ITEM 6

Determine the Price at which the Company Can Reallot Shares Held as Treasury Shares

- From time to time the Company may acquire ordinary shares and hold them as treasury shares.
- The Company may reallot such treasury shares and, under Irish law, our shareholders must authorize the price range at which we may reallot shares held in treasury.
- As required under Irish law, this proposal requires the affirmative vote of at least 75% of the votes cast.



The Board of Directors recommends a vote **FOR** this item.



See page **22** for further information

Proposals Requiring Your Vote

In this Proxy Statement, "Trane Technologies," the "Company," "we," "us" and "our" refer to Trane Technologies plc, an Irish public limited company. This Proxy Statement and the enclosed proxy card, or the Notice of Internet Availability of Proxy Materials, are first being mailed to shareholders of record as of April 9, 2026 (the "Record Date") on or about April 23, 2026.

ITEM 1	Election of Directors	The Board of Directors recommends a vote **FOR** the directors nominated for election listed below.

The Company uses a majority of votes cast standard for the election of directors. A majority of the votes cast means that the number of votes cast "for" a director nominee must exceed the number of votes cast "against" that director nominee. Each director of the Company is being nominated for election for a one-year term beginning at the end of the 2026 Annual General Meeting of Shareholders to be held on June 4, 2026 (the "Annual General Meeting") and expiring at the end of the 2027 Annual General Meeting of Shareholders. Under our Articles of Association, if a director is not re-elected in a director election, the director shall retire at the close or adjournment of the Annual General Meeting. Director Linda Hudson is retiring at the 2026 Annual General Meeting due to reaching retirement age in accordance with our Corporate Governance Guidelines, which provide for the retirement of directors after reaching the age of 75.

Nominees for Director



Kirk E. Arnold

Independent Director

Age 66
Director since 2018
Committees
- Human Resources and Compensation
- Sustainability, Corporate Governance and Nominating
- Technology and Innovation (Co-Chair)

Principal Occupation
- Advisor to two portfolio companies of General Catalyst (GC), a venture capital firm backing entrepreneurs (December 2024 to present).
- Advisor to GC and its portfolio companies from 2018 to 2024.
- Senior Lecturer at MIT Sloan Business School - Advanced Entrepreneurship.
- Chief Executive Officer of Data Intensity from 2013 to 2017.

Current Public Directorships
- Thomson Reuters (TRI)

Public Directorships Held in the Past Five Years
- Ingersoll Rand Inc. (IR)
- Epiphany Technology Acquisition Corp

Other Activities
- Director of The Predictive Index
- Director of HousecallPro
- Former Director of Baypath University
- Former Director of UP Education Network

Skills and Experience

 Global Experience    Services    IT/Cybersecurity/Data Management/Digital   Chair/CEO/Business Head

 Technology/Engineering    Human Resources/Compensation    Risk Management/Mitigation    Academia/Education

Nominee Highlights
Ms. Arnold's vast experience in technology and service leadership brings critical insight into the Company's operations, digital analytics and technologies. Ms. Arnold has served in executive positions throughout the technology industry including as COO at Avid, a technology provider to the media industry, and CEO and President of Keane, Inc., then a publicly traded billion-dollar global services provider. Ms. Arnold has also held senior leadership roles at Computer Sciences Corporation, Fidelity Investments and IBM. Ms. Arnold's active participation in the technology and business community provides the Company ongoing insight into digital marketing and technology related issues.



Ana P. Assis

Independent Director

Age 51
Director since 2023
Committees
• Audit

Principal Occupation
• Senior Vice President and Chair, IBM Europe, Middle East, Africa (EMEA) and Asia Pacific from January 2026 to present.
• Senior Vice President, EMEA and Growth Markets of IBM in Europe, the Middle East and Africa from January 2024 to January 2026.
• Chair (from January 2023 to January 2024) and General Manager (from January 2022 to December 2024) of IBM in EMEA.
• General Manager, Client Transition Leader, IBM from October 2020 to December 2021.

Current Public Directorships	**Public Directorships Held in the Past Five Years**
• None	• None

Other Activities
• Former Director, Junior Achievement Americas

Skills and Experience

 Global Experience

 Services

IT/Cybersecurity/Data Management/Digital

Technology/Engineering

Human Resources/ Compensation

 Chair/CEO/Business Head

Nominee Highlights

Ms. Assis brings more than 25 years of global leadership experience in the information technology and solutions industry. She is a recognized thought leader in areas including artificial intelligence and data responsibility. In her role as Senior Vice President and Chair, IBM Europe, Middle East, Africa and Asia Pacific, she leads IBM's business operations in EMEA and Asia Pacific, driving revenue growth, client satisfaction and employee engagement in a region with more than 100 countries. She also guides IBM's relationship with the European Union, and has overall responsibly for market development for the company's growth markets, including Saudi Arabia, Indonesia, Mexico, UAE, and India.



Ann C. Berzin

Independent Director

Age 74
Director since 2001
Committees
• Audit

Principal Occupation
• Chairman and Chief Executive Officer of Financial Guaranty Insurance Company (insurer of municipal bonds and structured finance obligations), a subsidiary of General Electric Capital Corporation, from 1992 to 2001.

Current Public Directorships	**Public Directorships Held in the Past Five Years**
• None	• Exelon Corporation (EXC)

Other Activities
• Member of University of Chicago College Advisory Council

Skills and Experience

 Financial Expert

 Global Experience

 Chair/CEO/Business Head

 Finance/Capital Allocation

Risk Management/ Mitigation

Nominee Highlights

Ms. Berzin's extensive experience in finance at a global diversified industrial firm and her expertise in complex investment and financial products and services bring critical insight to the Company's financial affairs, including its borrowings, capitalization and liquidity. In addition, Ms. Berzin's relationships across the global financial community strengthen the Company's access to capital markets. Her board memberships have provided deep understanding of trends in the energy sector, which presents ongoing opportunities and challenges for the Company.



April Miller Boise
Independent Director

Age 57
Director since 2020
Committees
- Executive
- Human Resources and Compensation
- Sustainability, Corporate Governance and Nominating (Chair)

Principal Occupation
- Executive Vice President and Chief Legal Officer of Intel Corporation from July 2022 to June 2026.[1]
- Executive Vice President and Chief Legal Officer of Eaton Corporation plc from January 2020 to June 2022.
- Senior Vice President, General Counsel / Chief Legal Officer of Meritor, Inc. from August 2016 to December 2019.

[1] On April 3, 2026 Intel announced that Ms. Miller Boise will leave Intel effective June 1, 2026.

Current Public Directorships
- None

Public Directorships Held in the Past Five Years
- None

Other Activities
- Trustee, George W. Codrington Charitable Foundation
- Director, Rock & Roll Hall of Fame
- Former Director, City Club of Cleveland
- Former Trustee, Cleveland Clinic
- Former Trustee, Assembly for the Arts
- Former Trustee, College Now Greater Cleveland

Skills and Experience

 Global Experience
 IT/Cybersecurity/Data Management/Digital
Chair/CEO/ Business Head
 Government/ Public Policy

 Human Resources/ Compensation
 Risk Management/ Mitigation
 Industrial/ Manufacturing

Nominee Highlights
Ms. Miller Boise adds valuable perspective as we execute our climate-focused strategy and expand our global leadership in sustainability. She brings extensive experience in business strategy, strategic transactions and international growth, in addition to her deep background in corporate governance and inclusive talent management. In particular, Ms. Miller Boise's experience working with companies in relevant industries across the global manufacturing arena including semiconductors, automotive, electrical products and services and commercial transportation brings relevant insight regarding the manufacturing industry and dynamic end markets around the world.



Mark R. George
Independent Director

Age 59
Director since 2022
Committees
• Audit

Principal Occupation
• President and Chief Executive Officer of Norfolk Southern Corporation from September 2024 to present.
• Executive Vice President and Chief Financial Officer of Norfolk Southern Corporation from November 2019 to September 2024.
• Vice President and Chief Financial Officer of Carrier Global Corporation (a United Technologies Corporation business) from 2008 through 2015 and again in 2019.
• Vice President and Chief Financial Officer of Otis Worldwide Corporation (a United Technologies Corporation business) from 2015 to 2019.

Current Public Directorships
• Norfolk Southern Corporation (NSC)

Public Directorships Held in the Past Five Years
• None

Other Activities
• Director, Junior Achievement of Georgia

Skills and Experience

 Financial Expert

 Global Experience

 Human Resources/ Compensation

 Risk Management/ Mitigation

 Finance/Capital Allocation

 Services

 IT/Cybersecurity/Data Management/Digital

Sustainability/ Climate Change

Industrial/ Manufacturing

Chair/CEO/ Business Head

Nominee Highlights

Mr. George brings more than 30 years of diverse and international financial management and leadership experience to our Company. He has deep experience in corporate strategy, business development including M&A and joint venture partnerships, board of director interactions, as well as investor relations. During his tenure with Raytheon Technologies Corporation, formerly United Technologies Corporation ("UTC"), Mr. George held positions of increasing responsibility in finance, treasury, planning and analysis, and information technology for several of UTC's former businesses in the United States and Asia, including as vice president finance and chief financial officer at Otis Worldwide Corporation and Carrier Global Corporation. The Company has benefited from Mr. George's industry and global insights, which contribute to the Company's achieving continued financial success, meeting our business goals, and furthering our sustainable climate initiatives.



John A. Hayes

Independent Director

Age 60
Director since 2023
Committees
- Executive
- Human Resources and Compensation (Chair)
- Sustainability, Corporate Governance and Nominating

Principal Occupation
- Former Chairman (from April 2013 to April 2023) and Chief Executive Officer (from January 2011 to May 2022) of Ball Corporation.

Current Public Directorships
- None

Public Directorships Held in the Past Five Years
- Ball Corporation (BALL)

Other Activities
- Director, The Broe Group
- Director, Kohler Co.
- Director, Veritiv Corporation
- Operating Advisor, Clayton, Dubilier & Rice
- Chair, WilsonArt
- Chair, Holderness School Board of Trustees

Skills and Experience

 Financial Expert

 Global Experience

Sustainability/ Climate Change

Industrial/ Manufacturing

 Finance/Capital Allocation

 Human Resources/ Compensation

 Chair/CEO/ Business Head

Nominee Highlights
Mr. Hayes brings more than 30 years of leadership experience in global, industrial markets. During his tenure as Chief Executive Officer of Ball Corporation, Mr. Hayes led multiple acquisitions and strategic transactions as the corporation's revenues doubled and its market capitalization increased sixfold. The Company benefits from Mr. Hayes's significant experience leading a global corporation.



Myles P. Lee

Independent Director

Age 72
Director since 2015
Committees
- Audit (Chair)
- Executive

Principal Occupation
- Director (from 2003 to 2013) and Chief Executive Officer (from 2009 to 2013) of CRH plc.

Current Public Directorships
- None

Public Directorships Held in the Past Five Years
- Babcock International Group plc
- UDG Healthcare plc

Other Activities
- Director, PIMCO Global Advisors (Ireland) Limited
- Director, PIMCO Funds: Global Investors Series plc
- Director, PIMCO Select Funds plc
- Director, PIMCO Fixed Income Source ETFs plc
- Director, PIMCO Funds Ireland plc
- Director, PIMCO Specialty Funds Ireland plc

Skills and Experience

 Financial Expert

 Global Experience

 Chair/CEO/ Business Head

 Finance/Capital Allocation

 Risk Management/ Mitigation

 Industrial/ Manufacturing

Nominee Highlights
Mr. Lee's experience as the former head of the largest public or private company in Ireland provides strategic and practical judgment to critical elements of the Company's growth and productivity strategies, expertise in Irish governance matters and significant insight into the building and construction sector. In addition, Mr. Lee's previous service as Finance Director and General Manager of Finance of CRH plc and in a professional accountancy practice provides valuable financial expertise to the Company.



Matthew F. Pine

Independent Director

Age 54
Director since 2025
Committees
- Human Resources and Compensation
- Sustainability, Corporate Governance and Nominating
- Technology and Innovation

Principal Occupation
- President and CEO of Xylem Inc. from January 2024 to present.
- Senior Vice President, Chief Operating Officer of Xylem Inc. from January 2023 to December 2023.
- Senior Vice President, President, Applied Water, Measurement & Control Solutions, Americas Region of Xylem Inc. from May 2022 to December 2022.
- Senior Vice President, President, Applied Water and Americas Region of Xylem Inc. from March 2020 to May 2022).

Current Public Directorships	**Public Directorships Held in the Past Five Years**
• Xylem Inc. (XYL)	• None

Other Activities
- Member, Alliance of CEO Climate Leaders for the World Economic Forum
- Member, the Business Roundtable

Skills and Experience

 Finance/Capital Allocation    Global Experience    Technology/ Engineering   Risk Management/ Mitigation

 Sustainability/ Climate Change    Chair/CEO/ Business Head    Industrial/ Manufacturing

Nominee Highlights

Mr. Pine brings to our Board valuable global leadership experience, and expertise in sales and marketing, business operations, supply chain, product management, innovation, technology, digital transformation and risk management, as well as extensive knowledge of the water industry and other relevant industries. He also brings deep experience leading and executing complex strategic transactions, including acquisitions and joint ventures.



David S. Regnery

Chair and Chief Executive Officer

Age 63
Director since 2021
Committees
- Executive (Chair)

Principal Occupation
- Chair of the Board of Directors from January 2022 to present.
- Chief Executive Officer of the Company from July 2021 to present.
- President and Chief Operating Officer of the Company from January 2020 to July 2021.

Current Public Directorships	**Public Directorships Held in the Past Five Years**
• L3Harris Technologies, Inc. (LHX)	• None

Other Activities
- Member, Alliance of CEO Climate Leaders for the World Economic Forum

Skills and Experience

 Financial Expert    Global Experience    Risk Management/ Mitigation    Chair/CEO/ Business Head

 Finance/Capital Allocation    Services    Sustainability/ Climate Change   Industrial/ Manufacturing

Nominee Highlights

Mr. Regnery has been with the Company for his entire career. He was appointed Chief Executive Officer in July 2021 and named chair of the Company's Board of Directors in January 2022. Previously, Mr. Regnery served as the Company's President and Chief Operating Officer, with direct responsibility for its three regional reportable segments and full portfolio of businesses, as well as mission-critical company operations including supply chain, engineering and information technology. Throughout his tenure, Mr. Regnery has led the majority of the Company's businesses around the world, including Commercial HVAC and Transport Refrigeration.



Melissa N. Schaeffer

Independent Director

Age 46
Director since 2022
Committees
- Audit

Principal Occupation
- Executive Vice President and Chief Financial Officer of Air Products and Chemicals, Inc. from October 2024 to present.
- Senior Vice President and Chief Financial Officer of Air Products and Chemicals, Inc. from August 2021 to October 2024.
- Senior Vice President, Finance and Global Engineering, Americas, Middle East & India from November 2020 to August 2021.
- Vice President and Chief Audit Executive of Air Products and Chemicals, Inc. from 2016 to November 2020.

Current Public Directorships
- None

Public Directorships Held in the Past Five Years
- None

Other Activities
- None

Skills and Experience

 Financial Expert

 Global Experience

 Sustainability/ Climate Change

 Finance/Capital Allocation

 Risk Management/ Mitigation

 Industrial/ Manufacturing

Nominee Highlights

Ms. Schaeffer has been a finance leader in the industrial sector for more than 20 years. She has deep international, M&A, investor relations, project financing, and audit/risk management experience. Over her career, she has held positions in global finance, investor relations, project finance, compliance, accounting and risk management. In her current role, she is responsible for controller, accounting, treasury, tax, audit, investor relations and shared business functions. Ms. Schaeffer's leadership skills and international business experience are of great value for the Company's global financial, risk management and sustainability strategies.



John P. Surma

Lead Independent Director

Age 71
Director since 2013
Committees
• Executive

Principal Occupation
• Former Chairman (from February 2006 to December 2013) and Chief Executive Officer (from October 2004 to September 2013) of United States Steel Corporation (a steel manufacturing company).

Current Public Directorships
• Marathon Petroleum Corporation (MPC)
• MPLX LP (a publicly traded subsidiary of Marathon Petroleum Corporation)* (MPLX)
• Public Service Enterprise Group (PEG)

Public Directorships Held in the Past Five Years
• None

* MPLX GP LLC is a Master Limited Partnership and is a consolidated subsidiary of Marathon Petroleum Corporation, which holds >50% of its voting units. We view Mr. Surma's service on the MPLX board as an extension of his service on the Marathon Petroleum Corporation board for purposes of assessing the level of outside public board commitments.

Other Activities
• Chair and Director, University of Pittsburgh Medical Center
• Trustee, University of Pittsburgh Board of Trustees
• Former Director and Chair, Federal Reserve Bank of Cleveland
• Former Director and Former Chair, National Safety Council

Skills and Experience

 Financial Expert    Global Experience    Risk Management/ Mitigation    Chair/CEO/ Business Head

 Finance/Capital Allocation    Services    Sustainability/ Climate Change    Industrial/ Manufacturing

 Government/ Public Policy    Human Resources/ Compensation    Academia/ Education

Nominee Highlights

Mr. Surma's experience as the former chairman and chief executive officer of a large industrial company provides significant and direct expertise across all aspects of the Company's operational and financial affairs. In particular, Mr. Surma's financial experience, having previously served as the chief financial officer of United States Steel Corporation and as a partner of the audit firm PricewaterhouseCoopers LLP, provides the Board with valuable insight into financial reporting and accounting oversight of a public company. Mr. Surma's board memberships and other activities provide the Board an understanding of developments in the energy sector as the Company seeks to develop more energy-efficient operations and insight into national and international business and trade policy that could impact the Company.



ITEM

2

Advisory Approval of the Compensation of Our Named Executive Officers



The Board of Directors recommends a vote **FOR** advisory approval of the compensation of our NEOs as disclosed in the "Compensation Discussion and Analysis," the compensation tables, and the related disclosure contained in this Proxy Statement.

The Company is presenting the following proposal, commonly known as a "Say-on-Pay" proposal, which gives you as a shareholder the opportunity to endorse or not endorse our compensation program for NEOs by voting for or against the following resolution:

"RESOLVED, that the shareholders approve the compensation of the Company's NEOs, as disclosed in the "Compensation Discussion and Analysis", the compensation tables, and the related disclosure contained in the Company's Proxy Statement."

While our Board of Directors intends to carefully consider the shareholder vote resulting from this proposal, the final vote will not be binding on us and is advisory in nature. At our 2025 Annual General Meeting, shareholders voted 90% in favor of the Company's Advisory Approval of the Compensation of the Company's NEOs. The Board of Directors has determined, consistent with the shareholders' vote on the matter in 2023, to hold an advisory vote regarding the compensation of our named executive officers every year until the next vote on the frequency of such advisory votes, which is currently expected to occur at the 2029 Annual Meeting of shareholders.

In considering your vote, please be advised that our compensation program for NEOs is guided by our design principles, as described in the "Compensation Discussion and Analysis" section of this Proxy Statement:

(i) business strategy alignment

(ii) pay for performance

(iii) shareholder alignment

(iv) mix of short and long-term incentives

(v) internal parity

(vi) market competitiveness

By following these design principles, we believe that our compensation program for NEOs is strongly aligned with the long-term interests of our shareholders.



ITEM

3

Approval of Appointment of Independent Auditors and Authorization to Set Auditor Remuneration



The Board of Directors recommends a vote **FOR** the proposal to approve the appointment of PwC as independent auditors of the Company and to authorize the Audit Committee of the Board of Directors to set the auditors' remuneration.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent external audit firm retained to audit the Company's financial statements and internal controls over financial reporting. In executing its responsibilities, the Audit Committee engages in an annual evaluation of the qualifications, performance and independence of PricewaterhouseCoopers LLP ("PwC"). In assessing independence, the Committee reviews the fees paid, including those related to non-audit services. The Audit Committee has sole authority to approve all engagement fees to be paid to PwC. The Audit Committee regularly meets with the lead audit partner without members of management present, and in executive session with only the Audit Committee members present, which provides the opportunity for continuous assessment of the firm's effectiveness and independence and for consideration of rotating audit firms.

In addition, as part of its normal cadence, the Audit Committee considers whether there should be a regular rotation of the independent auditors. The Audit Committee ensures that the mandated rotation of PwC's lead engagement partner occurs routinely, and the Audit Committee and its Chair are directly involved in the selection of PwC's lead engagement partner.

The Audit Committee has recommended that shareholders approve the appointment of PwC as our independent auditors for the fiscal year ending December 31, 2026 and authorize the Audit Committee of our Board of Directors to set the independent auditors' remuneration.

PwC has been acting continuously as our independent auditors for over one hundred years and, both by virtue of its familiarity with the Company's affairs and its professional competencies and resources, is considered best qualified to perform this important function. The Audit Committee and the Board believe that the continued retention of PwC to serve as our independent auditors is in the best interests of the Company and its investors.

Representatives of PwC will be present at the Annual General Meeting and will be available to respond to appropriate questions. They will have an opportunity to make a statement if they so desire.

Audit Committee Report

While management has the primary responsibility for the financial statements and the financial reporting process, including the system of internal controls, the Audit Committee reviews the Company's audited financial statements and financial reporting process on behalf of the Board of Directors. The independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB") and to issue a report thereon. The Audit Committee monitors those processes. In this context, the Audit Committee has met and held discussions with management and the independent auditors regarding the fair and complete presentation of the Company's results. The Audit Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management has represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with United States generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee also discussed with the independent auditors the matters required to be discussed by applicable requirements of the PCAOB and the Securities and Exchange Commission ("SEC").

In addition, the Audit Committee has received and reviewed the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence and discussed with PwC the auditors' independence from the Company and its management in connection with the matters stated therein. The Audit Committee also considered whether the independent auditors' provision of non-audit services to the Company is compatible with the auditors' independence. The Audit Committee has concluded that the independent auditors are independent from the Company and its management.

The Audit Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets separately with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 ("2025 Form 10-K"), for filing with the SEC. The Audit Committee has selected PwC, subject to shareholder approval, as the Company's independent auditors for the fiscal year ending December 31, 2026.

AUDIT COMMITTEE

Myles P. Lee (Chair)

Ana P. Assis	**Mark R. George**
Ann C. Berzin	**Melissa N. Schaeffer**

Fees of the Independent Auditors

The following table shows the fees paid or accrued by the Company for audit and other services provided by PwC for the fiscal years ended December 31, 2025 and 2024:

	2025 ($)	2024 ($)
Audit Fees[a]	11,501,000	11,325,000
Audit-Related Fees[b]	737,000	871,000
Tax Fees[c]	1,521,000	1,305,000
All Other Fees[d]	8,000	8,000
Total	13,767,000	13,509,000

[a] Audit Fees for the fiscal years ended December 31, 2025 and 2024, respectively, were for professional services rendered for the audits of the Company's annual consolidated financial statements and its internal controls over financial reporting, including quarterly reviews, statutory audits, issuance of consents and review of documents filed with the SEC.

[b] Audit-Related Fees for the fiscal year ended December 31, 2025 consist of assurance services that are related to performing the audit and review of certain financial statements including employee benefit plan audits, Service Organization Control 2 ("SOC 2") readiness pre-assessment and attestation reporting, and Corporate Sustainability Reporting Directive ("CSRD") and European Union (EU) Taxonomy reporting readiness procedures. Audit-Related Fees for the fiscal year ended December 31, 2024 consist of assurance services that are related to performing the audit and review of certain financial statements including employee benefit plan audits and SOC 2 readiness pre-assessment and attestation reporting, and CSRD readiness procedures.

[c] Tax Fees for the fiscal years ended December 31, 2025 and 2024, respectively, include consulting and compliance services in the U.S. and non-U.S. locations.

[d] All Other Fees for the fiscal years ended December 31, 2025 and 2024 include license fees for accounting and tax research tools and other software licenses.

The Audit Committee has adopted policies and procedures which require that the Audit Committee pre-approve all non-audit services that may be provided to the Company by its independent auditors. The policy: (i) provides for pre-approval of an annual budget for each type of service; (ii) requires Audit Committee approval of specific projects if not included in the approved budget; and (iii) requires Audit Committee approval if the forecast of expenditures exceeds the approved budget on any type of service. The Audit Committee pre-approved all of the services described under Audit-Related Fees, Tax Fees and All Other Fees. The Audit Committee has determined that the provision of all such non-audit services is compatible with maintaining the independence of PwC.

ITEM 	Renewal of the Directors' Existing Authority to Issue Shares		The Board of Directors recommends that you vote **FOR** renewing the Directors' authority to issue shares.

Under Irish law, directors of an Irish public limited company must have authority from its shareholders to issue any shares, including shares which are part of the Company's authorized but unissued share capital. Our shareholders provided the Directors with this authorization at our 2025 Annual General Meeting on June 5, 2025 for a period of 18 months. Because this share authorization period will expire in December 2026, we are presenting this proposal to renew the Directors' authority to issue our authorized shares on the terms set forth below.

We are seeking approval to authorize our Board of Directors to issue up to 20% of our issued ordinary share capital as of April 9, 2026 (the latest practicable date before this Proxy Statement), for a period expiring 18 months from the passing of this resolution, unless renewed, varied or revoked.

Granting the Board of Directors this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish market practice. This authority is fundamental to our business and enables us to issue shares, including in connection with our equity compensation plans (where required) and, if applicable, funding acquisitions and raising capital. We are not asking you to approve an increase in our authorized share capital or to approve a specific issuance of shares. Instead, approval of this proposal will only grant the Board of Directors the authority to issue shares that are already authorized under our Articles of Association upon the terms below. In addition, we note that, because we are a New York Stock Exchange ("NYSE")-listed company, our shareholders continue to benefit from the protections afforded to them under the rules and regulations of the NYSE and the SEC, including those rules that limit our ability to issue shares in specified circumstances. For example, under current NYSE rules, shareholder approval is generally required, with certain enumerated exceptions, to issue shares or securities convertible into or exercisable for shares in one or a series of related transactions if such shares represent 20% or more of the voting power or outstanding shares of the Company at or upon issuance. NYSE rules also require shareholder approval for an issuance of shares that would result in a change of control of the Company, as well as for share issuances in connection with certain benefit plans or certain related party transactions. Furthermore, we note that this authorization is required as a matter of Irish law and is not otherwise required for other non-Irish companies listed on the NYSE with whom we compete. Renewal of the Directors' existing authority to issue shares is fully consistent with NYSE rules and listing standards and with U.S. capital markets practice and governance standards. As required under Irish law, the resolution in respect of this proposal is an ordinary resolution that requires the affirmative vote of a simple majority of the votes cast.

The text of this resolution is as follows:

"That the Directors be and are hereby generally and unconditionally authorized with effect from the passing of this resolution to exercise all powers of the Company to allot relevant securities (within the meaning of Section 1021 of the Companies Act 2014) up to an aggregate nominal amount of $48,923,517 (48,923,517 shares) (being equivalent to approximately 20% of the aggregate nominal value of the issued ordinary share capital of the Company as of April 9, 2026 (the latest practicable date before this Proxy Statement)), and the authority conferred by this resolution shall expire 18 months from the passing of this resolution, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

 **ITEM 5** Renewal of the Directors' Existing Authority to Issue Shares for Cash Without First Offering Shares to Existing Shareholders

 The Board of Directors recommends that you vote **FOR** renewing the Directors' authority to issue shares for cash without first offering shares to existing shareholders.

Under Irish law, unless otherwise authorized, when an Irish public limited company issues shares for cash, it is required first to offer those shares on the same or more favorable terms to existing shareholders of the Company on a pro-rata basis (commonly referred to as the statutory pre-emption right). Our shareholders provided the Directors with this authorization at our 2025 Annual General Meeting on June 5, 2025 for a period of 18 months. Because this share authorization period will expire in December 2026, we are presenting this proposal to renew the Directors' authority to opt-out of the pre-emption right on the terms set forth below.

We are seeking approval to authorize our Board of Directors to opt out of the statutory pre-emption rights provision in the event of (1) the issuance of shares for cash in connection with any rights issue and (2) any other issuance of shares for cash, if the issuance is limited to up to 20% of our issued ordinary share capital as of April 9, 2026 (the latest practicable date before this Proxy Statement), for a period expiring 18 months from the passing of this resolution, unless renewed, varied or revoked.

Granting the Board of Directors this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish market practice. Similar to the authorization sought for Item 4, this authority is fundamental to our business and enables us to issue shares under our equity compensation plans (where required) and, if applicable, will facilitate our ability to fund acquisitions and otherwise raise capital. We are not asking you to approve an increase in our authorized share capital. Instead, approval of this proposal will only grant the Board of Directors the authority to issue shares in the manner already permitted under our Articles of Association upon the terms below. Without this authorization, in each case where we issue shares for cash, we would first have to offer those shares on the same or more favorable terms to all of our existing shareholders. This requirement could undermine the operation of our compensation plans and cause delays in the completion of acquisitions and capital raising for our business. Furthermore, we note that this authorization is required as a matter of Irish law and is not otherwise required for other non-Irish companies listed on the NYSE with whom we compete. Renewal of the Directors' existing authorization to opt out of the statutory pre-emption rights as described above is fully consistent with NYSE rules and listing standards and with U.S. capital markets practice and governance standards.

As required under Irish law, the resolution in respect of this proposal is a special resolution that requires the affirmative vote of at least 75% of the votes cast.

The text of the resolution in respect of this proposal is as follows:

"As a special resolution, that, subject to the passing of the resolution in respect of Item 4 as set out above and with effect from the passing of this resolution, the Directors be and are hereby empowered pursuant to Section 1023 of the Companies Act 2014 to allot equity securities (as defined in Section 1023 of that Act) for cash, pursuant to the authority conferred by Item 5 as if subsection (1) of Section 1022 did not apply to any such allotment, provided that this power shall be limited to:

a. the allotment of equity securities in connection with a rights issue in favor of the holders of ordinary shares (including rights to subscribe for, or convert into, ordinary shares) where the equity securities respectively attributable to the interests of such holders are proportional (as nearly as may be) to the respective numbers of ordinary shares held by them (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise, or with legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory, or otherwise); and

b. the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of $48,923,517 (48,923,517 shares) (being equivalent to approximately 20% of the aggregate nominal value of the issued ordinary share capital of the Company as of April 9, 2026 (the latest practicable date before this Proxy Statement)) and the authority conferred by this resolution shall expire 18 months from the passing of this resolution, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the Directors may allot equity securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."



ITEM 6

Determine the Price at which the Company Can Reallot Shares Held as Treasury Shares



The Board of Directors recommends that shareholders vote **FOR** the proposal to determine the price at which the Company can reallot shares held as treasury shares.

Our open-market share repurchases (redemptions) and other share buyback activities may result in ordinary shares being acquired and held by the Company as treasury shares. We may reissue treasury shares that we acquire through our various share buyback activities including in connection with our executive compensation program and our director programs.

Under Irish law, our shareholders must authorize the price range at which we may reallot any shares held in treasury. In this proposal, that price range is expressed as a minimum and maximum percentage of the closing market price of our ordinary shares on the NYSE the day preceding the day on which the relevant share is reallotted. Under Irish law, this authorization expires 18 months after its passing unless renewed. Granting the Board of Directors this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish market practice.

The authority being sought from shareholders provides that the minimum and maximum prices at which an ordinary share held in treasury may be reallotted are 95% and 120%, respectively, of the closing market price of the ordinary shares on the NYSE the day preceding the day on which the relevant share is re-issued, except as described below with respect to obligations under employee share schemes, which may be at a minimum price of nominal value. Any reallotment of treasury shares will be at price levels that the Board considers in the best interests of our shareholders.

As required under Irish law, the resolution in respect of this proposal is a special resolution that requires the affirmative vote of at least 75% of the votes cast.

The text of the resolution in respect of this proposal is as follows:

"As a special resolution, that the reallotment price range at which any treasury shares held by the Company may be reallotted shall be as follows:

a. the maximum price at which such treasury share may be reallotted shall be an amount equal to 120% of the "market price"; and

b. the minimum price at which a treasury share may be reallotted shall be the nominal value of the share where such a share is required to satisfy an obligation under an employee share scheme or any option schemes operated by the Company or, in all other cases, an amount equal to 95% of the "market price"; and

c. for the purposes of this resolution, the "market price" shall mean the closing market price of the ordinary shares on the NYSE the day preceding the day on which the relevant share is reallotted.

FURTHER, that this authority to reallot treasury shares shall expire at 18 months from the date of the passing of this resolution unless previously varied or renewed in accordance with the provisions of Sections 109 and 1078 of the Companies Act 2014."

Corporate Governance

Corporate Governance Guidelines

Our Corporate Governance Guidelines, together with the charters of the various Board committees, provide a framework for the corporate governance of the Company. The following is a summary of our Corporate Governance Guidelines and practices. A copy of our Corporate Governance Guidelines, as well as the charters of each of our Board committees, are available on our website at www.tranetechnologies.com under the heading "About Us – Corporate Governance." Please note that the information contained on our website is not incorporated by reference in, nor considered to be a part of, this Proxy Statement.

Role of the Board of Directors

The Company's business is managed under the direction of the Board of Directors. The Board delegates to the Chief Executive Officer, and through that individual to other senior management, the authority and responsibility for managing the Company's business. The role of the Board of Directors is to oversee the management and governance of the Company and monitor senior management's performance.

Board Responsibilities

Among the Board of Directors' core responsibilities are:

- Select individuals for Board membership and evaluate the performance of the Board, Board committees, and individual directors;
- Evaluate the performance of the Company's CEO;
- Select, monitor, evaluate and compensate senior management;
- Assure that management succession planning is adequate;
- Review and approve significant corporate actions;
- Review and monitor implementation of management's strategic plans;
- Review and approve the Company's annual operating plans and budgets;
- Monitor corporate performance and evaluate results compared to the strategic plans and other long-range goals;
- Review the Company's financial controls and reporting systems;
- Review and approve the Company's financial statements and financial reporting;
- Review the Company's ethical standards and legal compliance programs and procedures;
- Oversee the Company's management of enterprise risk; and
- Monitor relations with shareholders, employees and the communities in which the Company operates.

Board Leadership Structure

The positions of Chair of the Board and CEO at the Company have been held by the same person, except in limited circumstances, such as during a CEO transition. This policy has worked well for the Company for many years. It is the Board of Directors' view that the Company's corporate governance principles, the quality, stature and substantive business knowledge of the members of the Board, as well as the Board's culture of open communication with the CEO and senior management are conducive to Board effectiveness with a combined Chair and CEO position.

In addition, the Board of Directors has a strong Lead Independent Director and it believes this role adequately addresses the need for independent leadership and an organizational structure for the independent directors. The Board of Directors appoints a Lead Independent Director from among the Board's independent directors. The Lead Independent Director coordinates the activities of all of the Board's independent directors working with the Chair and CEO. The Lead Independent Director is the principal liaison with the CEO and ensures that the Board of Directors has an open, trustful relationship with the Company's senior management team. In addition to the duties of all directors, as set forth in the Company's Governance Guidelines, the specific responsibilities of the Lead Independent Director are as follows:

- Chair meetings of the independent directors;

- Help ensure participation and engagement of Board members in deliberations;

- Lead the Board in all deliberations involving the CEO's employment, including hiring, employment negotiations, performance evaluations and separation, and in succession planning for the CEO;

- Work with the Chair and CEO on issues of interest or concern of the independent directors, and encourage directors to engage directly with the Chair and CEO with their interests and concerns;

- Work with the Chair and CEO to develop an appropriate schedule of Board meetings and approve such schedule, to ensure that the directors have sufficient time for discussion of all agenda items, while not interfering with the flow of Company operations;

- Review the agendas for Board meetings as developed by the Chair and CEO;

- Chair executive sessions of the Board's independent directors;

- Serve as liaison between the directors and the Chair and CEO, as required;

- Provide advice and counsel to the Chair and CEO;

- Keep abreast of key Company activities and, in collaboration with the Board, advise the Chair and CEO as to the quality, quantity and timeliness of the flow of information from management;

- Engage consultants who report directly to the Board and assist in recommending consultants that work directly for Board committees;

- Participate in the director recruitment process in conjunction with the Sustainability, Corporate Governance and Nominating Committee;

- Work in conjunction with the Chair and CEO and the Chair of the Sustainability, Corporate Governance and Nominating Committee to identify for appointment the members of the various Board committees, as well as selection of the Committee chairs;

- Be available for communication with major shareholders as requested by the Chair and CEO; and

- Help set the tone and uphold the highest standards of ethics and integrity and encourage that throughout the Company.

Mr. Surma has been the Company's Lead Independent Director since the 2025 Annual General Meeting.

Board Risk Oversight

The Board of Directors has oversight responsibility of the processes established to report and monitor systems for material risks applicable to the Company. The Board of Directors has delegated to its various committees the oversight of risk management practices for categories of risk relevant to their functions.

BOARD OF DIRECTORS

- The Board of Directors focuses on the Company's general risk management strategy and the most significant risks facing the Company, and ensures that appropriate risk mitigation strategies are implemented by management. Examples of the types of risk that our Board reviews as part of the Company's risk management strategy include:

  - Human capital management
  - Cybersecurity
  - Socio & geopolitical changes

  - Sustainability
  - Financial reporting and internal controls
  - Business continuity and development



BOARD COMMITTEES

Audit Committee

- Oversees risks associated with the Company's systems of disclosure controls and internal controls over financial reporting, as well as the Company's compliance with legal and regulatory requirements.
- Reviews the Company's internal audit function.
- Reviews the Company's cybersecurity programs and risks, including Board level oversight for management's actions with respect to:
  - (1) the practices, procedures and controls to identify, assess and manage its key cybersecurity programs and risks;
  - (2) the protection, confidentiality, integrity and availability of the Company's digital information, intellectual property and compliance-protected data through the associated networks as it relates to connected networks, suppliers, employees and channel partners; and
  - (3) the protection and privacy of data related to the Company's customers.
- Discusses with management and the independent auditors the Company's policies with respect to risk assessment and risk management, including the review and approval of a risk-based audit plan.

Human Resources and Compensation Committee

- Considers risks related to the attraction, retention of talent and risks related to the design of compensation programs and arrangements, and related risk-mitigating provisions.

Sustainability, Corporate Governance and Nominating Committee

- Oversees risks associated with Board succession, conflicts of interest, corporate governance and sustainability.
- Reviews risks associated with the Company's performance against its sustainability objectives, including the impacts of climate change.

Technology and Innovation Committee

- Considers risks associated with technologies that can have a material impact on the Company, including product and process development technologies, manufacturing technologies and practices, and the utilization of quality assurance programs.



MANAGEMENT

- The Company has established an Enterprise Risk Intelligence ("ERI") program and an ERI Committee comprised of senior leaders who are responsible for identifying, assessing, and managing strategic risks within the Company's risk appetite and providing reasonable assurance regarding the achievement of these objectives.
- Risks are prioritized based upon potential impact, likelihood and vulnerability; an owner is assigned to each risk area to develop a risk mitigation strategy; and key risk indicators are utilized to track progress against these objectives. The risk universe is reviewed regularly to ensure the Company is addressing any potential changes in the risk landscape.
- The Company has appointed the Chief Financial Officer ("CFO") as its Chief Risk Officer and, in that role, the Chief Risk Officer periodically reports on risk management policies and practices to the relevant Board Committee or to the full Board so that any decisions can be made as to any required changes in the Company's risk management and mitigation strategies or in the Board's oversight of the same. The Chief Risk Officer also reports on specific risks and risk mitigation action plans, including risk indicators to track progress.

SPOTLIGHT: RISK OVERSIGHT

Business Strategy

One of the primary responsibilities of the Board of Directors is to review and monitor implementation of management's strategic plans. Our Directors have deep experience and expertise in strategic planning and execution and use their experience to engage in active dialogue with management. The Board of Directors evaluates strategic plans through regular discussions as part of Board meetings and during strategic planning sessions dedicated to these topics.

Sustainability Matters

The Sustainability, Corporate Governance and Nominating Committee ("SCGNC") of our Board of Directors oversees risks associated with corporate governance and sustainability by monitoring the Company's performance against our sustainability objectives. The SCGNC also evaluates social and environmental trends and issues in connection with the Company's business activities and makes recommendations to the Board regarding those trends and issues.

The Technology and Innovation Committee assists the Board in its oversight of the Company's responses to certain environmental matters including climate change, greenhouse gas emissions, energy-efficient and low-emissions products and product life cycle and materials, and supports the SCGNC as needed in its review of environmental and sustainability practices.

Human Resources and Compensation

As part of its oversight of the Company's executive compensation program, the Human Resources and Compensation Committee ("HRCC") considers the impact of the Company's executive compensation program and the incentives created by the compensation awards that it administers on the Company's risk profile. In addition, the Company reviews all of its compensation policies and procedures, including the incentives that they create and factors to reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to the Company. Based on this review, the Company has concluded that its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company.

The HRCC reviews and discusses with the SCGNC and the Audit Committee, as appropriate, the Company's "Human Capital Management" disclosure in the Company's Annual Report on Form 10-K. The HRCC also sets, reviews and approves annual financial and sustainability factors for purposes of the Company's Annual Incentive Matrix. The HRCC also reviews at least annually and discusses with management key human resource management initiatives related to leadership talent recruitment, retention, culture and inclusion, pay equity and hourly wages. Finally, the HRCC also oversees the Company's stock ownership and clawback/recoupment policies.

Cybersecurity

Our Board of Directors has ultimate oversight of the risks relating to our cybersecurity program and practices. Our cybersecurity strategy is overseen by the Audit Committee of our Board of Directors and directed by our CFO. Our cybersecurity strategy, programs and policies are designed to protect the Company's most important information and technology assets from an ever evolving landscape of threats. Our program includes standard work designed to enable the Company to respond to and recover from disastrous events, including ransomware and other cybersecurity threats. Our Audit Committee:

- Maintains appropriate oversight of the Company's Information Technology, Operating Technology, and Product cybersecurity governance, strategy and compliance.

- Oversees management's implementation of cybersecurity programs and risk policies and procedures and oversees management's actions to ensure their effectiveness in maintaining the integrity of the Company's electronic systems and facilities.

- Oversees the Company's efforts to comply with regulatory requirements relating to cybersecurity matters, including but not limited to the implementation of any remediation or other measures in response to regulatory findings.

Senior management briefs the Audit Committee regarding cybersecurity at least two times per year and reports to the Board on a regular basis. The Audit Committee is also informed on a quarterly basis of any material cybersecurity matters. We have cybersecurity insurance and we regularly review our policy and levels of coverage based on current risks. All salaried employees and contractors with system access complete an annual cybersecurity training program, where specific threats and scenarios are highlighted, based on our analysis of current risks to the organization.

The Technology and Innovation Committee supports, as requested, the Audit Committee in its review of the Company's information technology and cybersecurity policies and practices.

Director Compensation and Share Ownership

It is the policy of the Board of Directors that directors' fees be the sole compensation received from the Company by any non-employee director. The Company has a share ownership requirement of five times the annual cash retainer paid to the directors. Directors cannot sell any shares of Company stock awarded to them as part of director compensation until they attain such level of ownership and any sale thereafter cannot reduce the total number of holdings below the required ownership level. Directors are required to retain this minimum level of Company share ownership until their resignation or retirement from the Board.

Board Committees

The Board of Directors has the following committees: Audit Committee; Human Resources and Compensation Committee; Sustainability, Corporate Governance and Nominating Committee; Technology and Innovation Committee; and Executive Committee. The Board of Directors merged the Finance Committee with the Audit Committee effective June 5, 2025, and all duties and responsibilities of the Finance Committee set forth in its charter were reallocated to other committees or reverted to the Board at that time.

The Board of Directors consists of a substantial majority of independent, non-employee directors. Only non-employee directors serve on the Audit, Human Resources and Compensation, Sustainability, Corporate Governance and Nominating, and Technology and Innovation Committees. The Board of Directors has determined that each member of each of these committees is "independent" as defined in the NYSE listing standards and the Company's Guidelines for Determining Independence of Directors. Chairpersons and members of these committees are rotated periodically, as appropriate. The Chair and CEO serves as the Chair of the Company's Executive Committee. The remainder of the Executive Committee is comprised of the Lead Independent Director and the non-employee director Chairpersons of the Audit, Human Resources and Compensation, and the Sustainability, Corporate Governance and Nominating Committees.

Board Composition

The Company's policy on Board diversity relates to the selection of nominees for the Board of Directors. In selecting a nominee for the Board, the Sustainability, Corporate Governance and Nominating Committee considers the skills, expertise and background that would complement the existing Board and ensure that its members are of sufficiently diverse and independent backgrounds, recognizing that the Company's businesses and operations are diverse and global in nature. The tenure and experience of our directors is varied, which brings varying perspectives to our Board functionality.

It is the policy of the Board that non-executive directors may not serve on the board of more than four other publicly held companies without the prior approval of the Board of Directors, except that any new board members shall be given a reasonable transition period to come into compliance with the policy.

Board Advisors

The Board of Directors and its committees may, under their respective charters, retain their own advisors to carry out their responsibilities.

Executive Sessions

The Company's independent directors meet privately in regularly scheduled executive sessions, without management present, to consider such matters as the independent directors deem appropriate. These executive sessions are required to be held no less than twice each year, but typically occur more frequently.

Board and Board Committee Performance Evaluation

The Sustainability, Corporate Governance and Nominating Committee assists the Board in evaluating its performance and the performance of the Board committees. Each committee also conducts an annual self-evaluation. The effectiveness and contributions of individual directors are considered each year when the directors stand for re-nomination.

Director Orientation and Education

The Company has developed an orientation program for new directors and provides continuing education opportunities for all directors. In addition, the directors are given full access to management and corporate staff as a means of providing additional information.

Director Retirement

It is the policy of the Board of Directors that each non-employee director must retire at the annual general meeting immediately following their 75th birthday unless this policy is waived by the Board.

Directors who change the occupation they held when initially elected must offer to resign upon a change in their occupation. At that time, the Sustainability, Corporate Governance and Nominating Committee reviews the continued appropriateness of Board membership under the new circumstances and makes a recommendation to the Board of Directors. Employee directors, including the CEO, must retire from the Board of Directors at the time of a change in their status as an officer of the Company, unless the policy is waived by the Board.

Director Independence

The Board of Directors has determined that all of our current directors, except Mr. Regnery, who is an employee of the Company, are independent under the standards set forth in Exhibit I to our Corporate Governance Guidelines, which are consistent with the NYSE listing standards and Securities Exchange Act of 1934, as amended (the "Exchange Act") rules. In determining the independence of directors, the Board evaluates transactions between the Company and entities with which directors are affiliated that occur in the ordinary course of business and that are provided on the same terms and conditions available to other customers. It is the Board's general practice to hold independent director meetings, without management present, in connection with regularly scheduled Board meetings.

Exhibit I to our Corporate Governance Guidelines is available on our website, www.tranetechnologies.com, under the heading "About Us—Corporate Governance."

Communications with Directors

Shareholders and other interested parties wishing to communicate with the Board of Directors, the non-employee directors or any individual director (including our Lead Independent Director and Human Resources and Compensation Committee Chair) may do so either by sending a communication to the Board and/or a particular Board member, in care of the Secretary of the Company, or by e-mail at board@tranetechnologies.com. Depending upon the nature of the communication and to whom it is directed, the Secretary will: (a) forward the communication to the appropriate director or directors; (b) forward the communication to the relevant department within the Company; or (c) attempt to handle the matter directly (for example, a communication dealing with a share ownership matter).

Management Succession Planning

One of the core functions of our Board of Directors is to ensure leadership continuity and strong management capabilities to effectively carry out the Company's strategy. The Board collaborates with the Chair and CEO and the Senior Vice President and Chief Human Resources Officer on the succession planning process, including establishing selection criteria that reflect our business strategies, and identifying and developing internal candidates. The Board also ensures there are successors available for key positions in the normal course of business and for emergency situations.

The full Board formally reviews, at least annually, the plans for development, retention and replacement of key executives, and most importantly the Chair and CEO. In addition, management succession for key leadership positions is discussed regularly by the directors in Board meetings and in executive sessions of the Board of Directors. Directors become familiar with potential successors for key leadership positions through various means including regular talent reviews, presentations to the Board and informal meetings.

Code of Conduct

The Company has adopted a worldwide Code of Conduct, applicable to all employees, directors and officers, including our Chair and CEO, our CFO and our Chief Accounting Officer. The Code of Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K, as well as the requirements of a "code of business conduct and ethics" under the NYSE listing standards. The Code of Conduct covers topics including, but not limited to, conflicts of interest, confidentiality of information and compliance with laws and regulations. A copy of the Code of Conduct is available on our website located at www.tranetechnologies.com under the heading "About Us—Corporate Governance." Amendments to, or waivers of the provisions of, the Code of Conduct, if any, made with respect to any of our directors and executive officers will be posted on our website.

Anti-Hedging Policy and Other Restrictions

The Company prohibits its directors and executive officers from (i) purchasing any financial instruments designed to hedge or offset any decrease in the market value of Company securities, (ii) engaging in any form of short-term speculative trading in Company securities and (iii) holding Company securities in a margin account or pledging Company securities as collateral for a loan.

Investor Outreach

We believe understanding both current and prospective shareholders' perspectives and building strong relationships with the investment community are integral to effective corporate governance. Our Board of Directors and management team are committed to the development and execution of comprehensive outreach and communications programs that support and encourage open dialogue with shareholders to achieve these goals. We actively utilize formal targeting, market surveillance, and corporate risk management tools to develop, track and monitor our progress, and we regularly adjust our programs throughout the year to maximize the effectiveness of our engagement. Our engagement program regularly includes our Chair and CEO, CFO and other members of our executive leadership team, including regional segment leaders, business unit presidents and functional leaders.

How We Engaged with our Shareholders in 2025:

- We met with approximately 300 unique investors, including shareholders representing the majority of our active outstanding shares.

- We met with approximately 90% of our top 30 active shareholders and prospective holders, many of them multiple times throughout the year.

- We held hundreds of meetings with shareholders, including 9 industry conferences, multiple non-deal roadshows, as well as onsite meetings, company hosted events, videoconferences and teleconferences.

- During investor interactions, we regularly discuss issues such as Company strategy, financial performance, corporate governance, sustainability, cash generation and capital deployment, innovation, and other opportunities and risks.

- We report our shareholders' views around major topics, including sustainability, to our management team and Board of Directors on a regular basis and proactively incorporate feedback into our investor engagement and communications programs.

Sustainability

At Trane Technologies, sustainability is core to who we are. Through the leadership of our CEO and senior leaders, we have embedded sustainability into every aspect of how we operate and help our customers succeed. Our approach and initiatives are guided by an external Advisory Council on Sustainability and regularly reviewed by our senior management and Board of Directors. Day-to-day, our Center for Energy Efficiency and Sustainability team surveys the market landscape, continually bringing new ideas and requirements forward. This team is also responsible for tracking and disclosing our progress.

For more information regarding our Company's commitment to leadership in sustainability matters and our achievements in these areas, please also see "A Letter from Our Board of Directors" preceding this Proxy Statement, our 2025 Annual Report to Shareholders included with these proxy materials and our 2025 Sustainability Report available on our website located at www.tranetechnologies.com/sustainability-report. Our 2025 Sustainability Report and related items are not incorporated by reference into this Proxy Statement. For more information regarding our achievements in sustainability matters, please see "Sustainability Performance Highlights" in our "Compensation Discussion and Analysis."

Committees of the Board and Attendance

Audit Committee

Meetings in 2025: 9

Members
Myles P. Lee (Chair)
Ana P. Assis
Ann C. Berzin
Mark R. George
Melissa N. Schaeffer

Key Functions

- Review annual audited and quarterly financial statements, as well as the Company's disclosures under "Management's Discussion and Analysis of Financial Conditions and Results of Operations," in the Company's Annual Report on Form 10-K with management and the independent auditors.

- Obtain and review periodic reports, at least annually, from management assessing the effectiveness of the Company's internal controls and procedures for financial reporting.

- Review and discuss with management and the independent auditors, as applicable, significant legislative, regulatory, and other developments regarding sustainability reporting and disclosures and the internal controls and procedures related to such disclosures.

- Review and discuss with management and the Sustainability, Corporate Governance and Nominating Committee, as applicable, the types of information to be included in the Company's sustainability disclosures within the Company's periodic financial reports; the alignment of the Company's financial reporting and sustainability disclosures; and the internal controls and procedures related to sustainability disclosures, including any assurance being provided by the independent auditor or other third party with respect to sustainability disclosures.

- Review the Company's processes to assure compliance with all applicable laws, regulations and corporate policy.

- Recommend the public accounting firm to be proposed for appointment by the shareholders as our independent auditors and review the performance of the independent auditors.

- Review the scope of the audit and the findings and approve the fees of the independent auditors.

- Approve in advance, subject to and in accordance with applicable laws and regulations, permitted audit and non-audit services to be performed by the independent auditors.

- Satisfy itself as to the independence of the independent auditors and ensure receipt of their annual independence statement.

- Discuss with management and the independent auditors the Company's policies with respect to risk assessment and risk management, including the review and approval of a risk-based audit plan.

- Oversee the Company's cybersecurity and information technology programs and risks.

- Oversee the control environment with respect to key metrics included in the Company's annual sustainability report.

- Review the Company's internal audit organization, including its effectiveness and efficiency, and the objectives and scope of the internal audit function and examinations.

- Review and discuss with management and the Sustainability, Corporate Governance and Nominating Committee and the Human Resources and Compensation Committee, as appropriate, the "Human Capital Management" disclosure to be included in the Company's Annual Report on Form 10-K.

The Board of Directors has determined that each member of the Audit Committee is "independent" for the purposes of the applicable rules and regulations of the SEC, as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines, and has determined that each of Mr. Lee, Ms. Berzin, Mr. George, and Ms. Schaeffer meets the qualifications of an "audit committee financial expert," as that term is defined by rules of the SEC. In addition, each member of the Audit Committee qualifies as an independent director, meets the financial literacy and independence requirements of the SEC and the NYSE applicable to audit committee members and possesses the requisite competence in accounting or auditing in satisfaction of the requirements for audit committees prescribed by the Companies Act 2014.

A copy of the charter of the Audit Committee is available on our website, www.tranetechnologies.com, under the heading "About Us—Corporate Governance – Board Committees and Charters."

Human Resources and Compensation Committee

Meetings in 2025: 5

Members
John A. Hayes (Chair)
Kirk E. Arnold
April Miller Boise
Linda P. Hudson
Matthew F. Pine

Key Functions

- Establish our executive compensation strategies, policies and programs.

- Review and approve the goals and objectives relevant to the compensation of the Chief Executive Officer, evaluate the Chief Executive Officer's performance against those goals and objectives and set the Chief Executive Officer's compensation level based on this evaluation. The Human Resources and Compensation Committee Chair presents all compensation decisions pertaining to the Chief Executive Officer to the full Board of Directors (other than Mr. Regnery).

- Periodically review the Company's executive compensation philosophy and peer groups used to benchmark pay levels, design practices, and related performance.

- Approve compensation of all other elected officers.

- Review and approve executive compensation and benefit programs.

- Administer the Company's equity compensation plans.

- Review and assess the appropriateness of the material risks, if any, arising from or related to the Company's compensation programs or arrangements.

- Oversee and approve any changes to the Company's clawback policy.

- At least annually, review and discuss with the Sustainability, Corporate Governance and Nominating Committee and the Audit Committee, as appropriate, the Company's "Human Capital Management" disclosure for the Company's Annual Report on Form 10-K.

- Review and approve the performance metrics under the Company's Annual Incentive Program.

- Receive periodic briefings on workforce pay equity, including summary results of any pay equity analysis and actions taken, and discuss with management key human resource management initiatives related to leadership talent acquisition, development, and retention.

- Review and recommend significant changes in principal employee benefit programs.

- Approve and oversee Human Resources and Compensation Committee consultants.

- Review and consider the results of shareholder advisory votes and shareholder feedback, if any, regarding the Company's executive compensation program and recommend to the Board whether and how to respond to such votes.

- Approve and monitor compliance with stock ownership requirements that are applicable to employees of the Company.

For a discussion concerning the processes and procedures for determining NEO and director compensation and the role of executive officers and compensation consultants in determining or recommending the amount or form of compensation, see "Compensation Discussion and Analysis" and "Compensation of Directors," respectively. The Board of Directors has determined that each member of the Human Resources and Compensation Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines. In addition, the Board of Directors has determined that each member of the Human Resources and Compensation Committee qualifies as a "Non-Employee Director" within the meaning of Rule 16b-3 of the Exchange Act.

A copy of the charter of the Human Resources and Compensation Committee is available on our website, www.tranetechnologies.com, under the heading "About Us—Corporate Governance – Board Committees and Charters."

Sustainability, Corporate Governance and Nominating Committee

Meetings in 2025: 5

Members
April Miller Boise (Chair)
Kirk E. Arnold
John A. Hayes
Linda P. Hudson
Matthew F. Pine

Key Functions

- Identify individuals qualified to become directors and recommend the candidates for all directorships.

- Recommend individuals for election as officers.

- Oversee the Company's sustainability efforts including the development and implementation of policies relating to sustainability issues.

- Monitor the Company's performance against its sustainability objectives including the impacts of climate change.

- Review the Company's Corporate Governance Guidelines and make recommendations for changes.

- Consider questions of independence of directors and possible conflicts of interest of directors as well as executive officers.

- Take a leadership role in shaping the sustainability efforts and corporate governance of the Company.

- Coordinate with the Audit Committee concerning information to be included in the Company's sustainability disclosures within the Company's periodic financial reports; the alignment of the Company's financial reporting and sustainability disclosures; and the internal controls and procedures related to such disclosures, including any assurance being provided by the independent auditor or other third party with respect to such disclosures.

- Evaluate social and environmental trends and issues in connection with the Company's business activities and make recommendations to the Board regarding those trends and issues.

The Board of Directors has determined that each member of the Sustainability, Corporate Governance and Nominating Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Sustainability, Corporate Governance and Nominating Committee is available on our website, www.tranetechnologies.com, under the heading "About Us—Corporate Governance – Board Committees and Charters."

Executive Committee

Meetings in 2025: None

Members
David S. Regnery (Chair)
John A. Hayes (Chair of the Human Resources and Compensation Committee)
April Miller Boise (Chair of the Sustainability, Corporate Governance and Nominating Committee)
Myles P. Lee (Chair of the Audit Committee)
John P. Surma (Lead Independent Director)

Key Functions
• Aid the Board in handling matters which, in the opinion of the Chair or Lead Independent Director, should not be postponed until the next scheduled meeting of the Board (except as limited by the charter of the Executive Committee).

The Board of Directors has determined that each member of the Executive Committee (other than Mr. Regnery) is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Executive Committee is available on our website, www.tranetechnologies.com, under the heading "About Us—Corporate Governance – Board Committees and Charters."

Technology and Innovation Committee

Meetings in 2025: 2

Members
Linda P. Hudson (Co-Chair)*
Kirk E. Arnold (Co-Chair)
Matthew Pine

*Following the Company's Corporate Governance Guidelines, Ms. Hudson will retire at the 2026 Annual General Meeting and will relinquish her responsibilities as Co-Chair of the Technology and Innovation Committee.

Key Functions
• Review the Company's technology and innovation strategy and approach, including its impact on the Company's performance, growth and competitive position.
• Review with management technologies that can have a material impact on the Company, including product and process development technologies, manufacturing technologies and practices, and the utilization of quality assurance programs.
• Assist the Board in its oversight of the Company's investments in technology and innovation, including through acquisitions and other business development activities.
• Review technology trends that could significantly affect the Company and the industries in which it operates.
• Assist the Board in its oversight of the Company's technology and innovation initiatives, and support, as requested, the Sustainability, Corporate Governance and Nominating Committee in its review of the Company's environment, health and safety policies and practices, and the Audit Committee in its review of the Company's information technology and cybersecurity policies and practices.
• Oversee the direction and effectiveness of the Company's research and development operations.
• Assist the Board in its oversight of the Company's responses to certain environmental matters including climate change, greenhouse gas emissions, energy-efficient and low-emissions products and product life cycle and materials, and support as needed, the Sustainability, Corporate Governance and Nominating Committee in its review of environmental and sustainability practices.

The Board of Directors has determined that each member of the Technology and Innovation Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Technology and Innovation Committee is available on our website, www.tranetechnologies.com, under the heading "About Us—Corporate Governance – Board Committees and Charters."

There were five meetings of the Board of Directors in 2025. All incumbent directors serving as of the end of fiscal year 2025 attended at least 75% of the aggregate number of meetings held by the Board and their assigned committees during the period for which they served on the Board or such committees. The Company's non-employee directors held five independent director meetings without management present during the fiscal year 2025. It is the Board's general practice to hold independent director meetings in connection with regularly scheduled Board meetings.

The Company expects all Board members to attend the Annual General Meeting, but from time to time other commitments prevent all directors from attending the meeting. All of the members of our Board standing for re-election at the 2025 Annual General Meeting on June 5, 2025 attended the meeting.

Human Resources and Compensation Committee Interlocks and Insider Participation

Our Human Resources and Compensation Committee is comprised solely of independent directors. During fiscal year 2025, no member of our Human Resources and Compensation Committee was an employee, officer or former officer of the Company or had any relationships requiring disclosure under Item 404 of Regulation S-K. None of our executive officers has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our Human Resources and Compensation Committee or our Board during fiscal year 2025.

Compensation of Directors

Director Compensation

Our director compensation program is designed to compensate non-employee directors fairly for work required for a company of our size and scope and to align their interests with the long-term interests of our shareholders. The program reflects our desire to attract, retain and use the expertise of highly qualified people serving on the Company's Board of Directors. Employee directors do not receive any additional compensation for serving as a director. Our 2025 director compensation program for non-employee directors consisted of the following components:

ANNUAL RETAINER



- Paid in Cash $142,500 (42%)
- Paid in Restricted Stock Units* $200,000 (58%)

 * The number of restricted stock units granted is determined by dividing the grant date value of the award, $200,000, by the closing price of the Company's common stock on the date of grant. A director who retires, resigns or otherwise separates from the Company for any reason receives a pro-rata cash retainer payment for the quarter in which such event occurs based on the number of days elapsed since the end of the immediately preceding quarter and immediately vests in any unvested restricted stock units.

ANNUAL CASH RETAINER FOR COMMITTEE CHAIRS AND MEMBERS, LEAD INDEPENDENT DIRECTOR AND OTHER ELEMENTS



Audit Committee Chair	$30,000
Human Resources and Compensation Committee Chair	$25,000
Sustainability, Corporate Governance and Nominating Committee Chair	$20,000
Finance Committee Chair*	$20,000
Executive Committee Chair	$0
Technology and Innovation Committee Chair	$10,000
Audit Committee Member	$15,000
Lead Independent Director	$50,000
Additional Meetings or Unscheduled Planning Session Fees	$2,500

* The Finance Committee was merged with the Audit Committee effective June 5, 2025.

The Sustainability, Corporate Governance and Nominating Committee periodically reviews the compensation level of our non-employee directors in consultation with the Human Resources and Compensation Committee's independent compensation consultant and makes recommendations to the Board of Directors. The current compensation program was established effective January 1, 2023.

Under our Incentive Stock Plan of 2018, the aggregate amount of stock-based and cash-based awards which may be granted to any non-employee director in respect of any calendar year, solely with respect to their service as a member of the Board of Directors, is limited to $1,000,000.

Share Ownership Requirement

To align the interests of directors with shareholders, the Board of Directors has adopted a share ownership requirement of five times the annual cash retainer paid to the directors. A director cannot sell any shares of Company stock until they attain such level of ownership, and any sale thereafter cannot reduce the total number of holdings below the required ownership level. A director is required to retain this minimum level of Company share ownership until their resignation or retirement from the Board.

2025 Director Compensation

The compensation paid or credited to our non-employee directors for the year ended December 31, 2025, is summarized in the table below.

Name	Fees Earned or Paid in Cash ($) [a]	Equity / Stock Awards ($) [b]	All Other Compensation ($) [c]	Total ($)
K. E. Arnold	158,997	200,331	—	359,328
A. P. Assis	146,250	200,331	—	346,581
A. C. Berzin	157,500	200,331	23,008	380,839
A. Miller Boise	162,500	200,331	59,084	421,915
G. D. Forsee [d]	83,029	—	16,955	99,984
M. R. George	157,500	200,331	—	357,831
J. A. Hayes	156,786	200,331	42,093	399,210
L. P. Hudson	152,500	200,331	33,442	386,273
M. P. Lee	174,657	200,331	2,148	377,135
M. Pine	106,875	200,331	1,550	308,756
M. N. Schaeffer	157,500	200,331	50,066	407,897
J. P. Surma	191,399	200,331	48,676	440,406

[a] The amounts in this column represent the following, as shown in the table below: annual cash retainer, the Committee Chair retainers, the Audit Committee member retainer, the Lead Independent Director retainer, and the Board, Committee and other meeting or session fees.

Name	Cash Retainer ($)	Committee Chair Retainer ($)	Audit Committee Member Retainer ($)	Lead Independent Director Retainer Fees ($)	Board, Committee and Other Meeting or Session Fees ($)	Total Fees Earned or Paid In Cash ($)
K. E. Arnold	142,500	16,497	—	—	—	158,997
A. P. Assis	142,500	—	3,750	—	—	146,250
A. C. Berzin	142,500	—	15,000	—	—	157,500
A. Miller Boise	142,500	20,000	—	—	—	162,500
G. D. Forsee	61,463	—	—	21,566	—	83,029
M. R. George	142,500	—	15,000	—	—	157,500
J.A. Hayes	142,500	14,286	—	—	—	156,786
L. P. Hudson	142,500	10,000	—	—	—	152,500
M. P. Lee	142,500	25,687	6,470	—	—	174,657
M. Pine	106,875	—	—	—	—	106,875
M. N. Schaeffer	142,500	—	15,000	—	—	157,500
J. P. Surma	142,500	12,940	7,389	28,571	—	191,399

[b] Represents RSUs awarded in 2025 as part of each director's annual retainer. The amounts in this column reflect the aggregate grant date fair value of RSU awards granted for the year under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 and do not reflect amounts paid to or realized by the directors. For a discussion of the assumptions made in determining the ASC 718 values see Note 14, "Share-Based Compensation," to the Company's consolidated financial statements contained in its 2025 Form 10-K.

[c] Includes (i) benefits in kind (spousal travel, meals, non-board related activities and gifts in connection with the June 2025 Board meeting) and (ii) payment of Irish taxes on benefits in kind. For Ms. Hudson and Mr. Pine, the amount shown also includes rebates on Company products purchased during 2025.

Name	Benefits in Kind ($)	Payment of Taxes on Benefits in Kind ($)	Total ($)
K. E. Arnold	—	—	—
A. P. Assis	—	—	—
A. C. Berzin	11,964	11,044	23,008
A. Miller Boise	30,724	28,360	59,084
G. D. Forsee	12,341	4,614	16,955
M. R. George	—	—	—
J.A. Hayes	21,888	20,205	42,093
L. P. Hudson	18,309	15,133	33,442
M. P. Lee	1,117	1,031	2,148
M. Pine	1,335	215	1,550
M. N. Schaeffer	26,034	24,032	50,066
J. P. Surma	25,311	23,364	48,676

(d)   Mr. Forsee retired from the Board as of the Company's Annual General Meeting held June 5, 2025.

For each non-employee director, the following table reflects all unvested RSU awards at December 31, 2025:

Name	Number of Unvested RSUs
K. E. Arnold	465
A. P. Assis	465
A. C. Berzin	465
A. Miller Boise	465
G. D. Forsee	—
M. R. George	465
J. A. Hayes	465
L. P. Hudson	465
M. P. Lee	465
M. Pine	465
M. N. Schaeffer	465
J. P. Surma	465

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") outlines our 2025 compensation program and the compensation decisions made for our 2025 named executive officers ("NEOs"). Our executive compensation program is grounded in a strong pay for performance philosophy, with a substantial portion of total compensation directly aligned with Company performance. The 2025 NEOs consist of our Chair and Chief Executive Officer ("CEO"), our Chief Financial Officer ("CFO"), and our three other most highly compensated executive officers at the end of the 2025 fiscal year. The individuals serving as our 2025 NEOs are as follows:

Named Executive Officers	Title
Mr. David S. Regnery	Chair and Chief Executive Officer
Mr. Christopher J. Kuehn	Executive Vice President and Chief Financial Officer
Mr. Donald E. Simmons	Group President, Americas
Mr. Mingxiao (Gary) Guo[a]	Senior Vice President and Chief Global Integrated Supply Chain Officer
Dr. Mauro J. Atalla[b]	Senior Vice President and Chief Technology and Sustainability Officer

[a] Mr. Guo commenced employment effective November 17, 2025.

[b] Dr. Atalla commenced employment effective January 6, 2025.

I. Executive Summary

At Trane Technologies, our purpose, to boldly challenge what's possible for a sustainable world, continues to shape our strategy. As a global climate innovator, we are focused on advancing resilient and efficient solutions that meet the accelerating demand for sustainable infrastructure, driven by growth of the data economy, rising energy use and the need for reliable systems. Through our 2030 Sustainability Commitments, we lead our industry forward with actions that demonstrate environmental ambition, customer value and belief in creating opportunity for all.

Over the past year, we executed with discipline and agility, navigating dynamic market conditions while delivering strong enterprise performance. Our purposeful strategy, ongoing investment in innovation and strength of our business operating system enables us to create meaningful value for shareholders and long-term benefits for our employees, customers, communities and the planet.

During the year, the Company experienced officer retirements, reflecting both the natural evolution of our executive leadership team and the culmination of distinguished, long-tenured service. As part of this transition, the Company welcomed Gary Guo, Senior Vice President and Chief Global Integrated Supply Chain Officer and Mauro J. Atalla, Senior Vice President and Chief Technology and Sustainability Officer to ensure continuity of leadership in critical enterprise functions.

2025 Performance Highlights

The following summarizes our 2025 enterprise financial results relative to the executive incentive compensation performance targets established for the year, as well as key sustainability performance highlights for the reporting period.

FINANCIAL PERFORMANCE HIGHLIGHTS

Annual Revenue	Adjusted EBITDA[a]	Free Cash Flow[a]
$21.3B	**$4.3B**	**$2.9B**
▲ Increase of 7% from 2024	▲ Increase of 11% from 2024	▲ Increase of 3.5% from 2024

The three core financial metrics laid out above are further modified (by up to +/-15%) based on our progress towards achieving our 2030 Sustainability Commitments as further described in the Annual Incentive Matrix ("AIM") Program section on page 46

3-Year Adjusted Cash Flow Return on Invested Capital (CROIC) (2023–2025)[a]	3-Year Total Shareholder Return (TSR) (2023-2025)[a]
36.1%	**135.33%**
Ranks at the 83rd percentile of the companies in the S&P 500 Industrials Index	Ranks at the 88th percentile of the companies in the S&P 500 Industrials Index

SUSTAINABILITY PERFORMANCE HIGHLIGHTS

Gigaton Challenge

- Reduced 331 million $mtCO_2e$* from customers' carbon footprints as part of our Gigaton Challenge
- Launched 110 new products and services
- Filed over 135 patents for new innovation
- Invested $348M in sustainability-driven research and development**

* compared to a 2019 baseline

** as reported in accordance with U.S. generally accepted accounting principles (GAAP)

Leading by Example

- Reduced operational GHG emissions by 59%*
- 84% of electricity usage came from renewable sources
- 81% of our facilities reached zero waste to landfill status
- Introduced new metrics to generate 10% of revenue from circular products and services, and more than double use of circular materials by 2030

* compared to a 2019 baseline

Opportunity for All

- Retained 98% of our key talent
- Achieved an employee engagement score of 81, ranking top quartile among all companies surveyed
- Continued world-class safety performance
- Contributed $20M to community organizations; team members volunteered over 104,000 hours
- Celebrated first graduates from our Technician Apprenticeship Program
- Increased participation in our tuition assistance program by 30% from prior year, distributing $3M in tuition support to employees

RECOGNITION & RANKINGS




- 4th consecutive year on the Climate A List
- Time World's Best Companies
- Time World's Most Sustainable Companies
- Time World's Best Companies for Sustainable Growth




- 14th consecutive year on Fortune World's Most Admired Companies list
- Fortune Best Workplaces in Manufacturing & Production

Fortune World's Most Admired Companies is a registered trademark of Fortune Media IP Limited and is used under license. Fortune Magazine, fortune.com, Fortune Media IP Limited and its affiliates are not affiliated with, and do not endorse, Trane Technologies' products or services.

- 3rd consecutive year on the World's Most Ethical Companies list

"World's Most Ethical Companies" and "Ethisphere" names and marks are registered trademarks of Ethisphere LLC.



- Extel's 2025 All-America Executive Team (Electrical Equipment & Multi-Industry sector):
- Ranked top three for CEO, CFO, Investor Relations Program and Company Board

For more information regarding our commitment to leadership in sustainability matters and our achievements in these areas, please also see our 2025 Annual Report to Shareholders included in these proxy materials and our Sustainability Report available on our website at www.tranetechnologies.com/sustainability-reports. Our 2025 Sustainability Report is expected to be available in May 2026.

[a] We report our financial results in our Annual Report on Form 10-K and our quarterly reports on Form 10-Q in accordance with United States generally accepted accounting principles ("GAAP"). Our financial results described above for Adjusted EBITDA and Free Cash Flow have been adjusted to exclude the impact of certain items as shown in Appendix A to this Proxy Statement. These adjusted results are applicable only to our executive compensation program as described herein and should not be used or applied in other contexts. For a description of how the metrics above are calculated from our GAAP financial statements, please see "Annual Incentive Matrix ('AIM')" Program with respect to AIM payments and "Long Term Incentive Program ('LTI') – 2023-2025 Performance Share Units Payout" with respect to Performance Share Program awards.

2025 Say-on-Pay Vote

In making decisions regarding the structure of Trane Technologies' executive compensation program and evaluating potential changes, the HRCC considers direct shareholder feedback, including the results of the annual advisory vote on executive compensation. In 2025, approximately 90% of shares voted were cast in favor of "Say-on-Pay". The HRCC also reviews input from its independent compensation consultant regarding compensation practices within our Compensation Peer Group, as well as third-party survey data, to assess relevant market conditions. Based on this review, the HRCC determined that the core components of the executive compensation program remain appropriate. For more information regarding our investor outreach and communications program, see page 29 of this Proxy Statement.



90%

Executive Compensation Program Overview

The table below reflects the primary components of our executive compensation program and the proportion of each component relative to target total direct compensation ("TDC"). The HRCC seeks to provide performance-driven and competitive executive compensation programs which are structured to attract and retain best-in-class leaders, incentivize and reward the achievement of short and long-term Company goals and align the interests of executives with those of shareholders to provide sustainable value.

	Component(a)	Chair and CEO	Other NEOs	Description of Component
FIXED	Base Salary	9%	19%	Fixed cash compensation.
PAY AT RISK	Annual Incentive Matrix ("AIM")	15%	17%	Variable cash incentive compensation. Any award earned is based on performance measured against pre-defined annual Revenue, Adjusted EBITDA and Cash Flow objectives as set by the HRCC. These Core Financial Metrics are subsequently adjusted based on the progress made toward our 2030 Sustainability Commitments through a modifier, and then multiplied by an individual's performance rating, which is also measured against pre-defined objectives.
PAY AT RISK	Long-Term Incentives ("LTI")	76%	64%	Variable long-term, equity-based incentive compensation. LTI performance is aligned with the Company's stock price and is awarded in the form of stock options, restricted stock units ("RSUs") and Performance Share Units ("PSUs"). PSUs, which are granted under our Performance Share Program ("PSP"), are payable based on the Company's CROIC and TSR performance relative to companies in the S&P 500 Industrials Index.

(a) See Section V, "Compensation Program Descriptions and Compensation Decisions", for additional discussion of these components of compensation.

As illustrated, the HRCC places significant emphasis on variable compensation (AIM and LTI) so that a substantial percentage of each NEO's target TDC is contingent on the successful achievement of the Company's short-term and long-term performance goals.

Good Compensation Governance Practices

What We Do	**What We Don't Do**
✔ Annual review by the HRCC of the compensation philosophy and Peer Groups used to evaluate competitive pay levels, design practices, and relative performance	✘ No dividends on unvested restricted stock and no dividend equivalents on unvested restricted stock units or performance units until the underlying awards are earned/vest
✔ Diversified metrics for our AIM and PSP to align with business strategies and shareholder interests	✘ No liberal share recycling practices for options
✔ Capped incentive awards tied to the achievement of rigorous, pre-determined and measurable performance objectives	✘ No "single-trigger" vesting for any cash payments or equity incentives upon a change-in-control
✔ Significant emphasis on variable compensation in designing our compensation programs	✘ No tax gross-ups for any potential change-in-control severance payments
✔ Regular competitive benchmarking and compensation reviews	✘ No hedging or pledging of Company stock by directors and executive officers
✔ Commitment to fair and competitive pay for our employees and commitment to pay equity	✘ No re-pricing, backdating or retroactive granting of options awards
✔ Annual shareholder advisory vote on executive compensation	
✔ Independent compensation consultant to advise the HRCC	
✔ Regular executive sessions by the HRCC, with and without its independent compensation consultant	
✔ Strong Clawback / recoupment policy	
✔ Robust stock ownership requirements for our executives	
✔ Annual risk review of executive compensation programs to ensure they are appropriately structured and avoid incentivizing employees to engage in excessive risk taking	
✔ Good stewards of equity plan/conservative run rate	

II. Compensation Philosophy and Design Principles

Our executive compensation programs are designed to align the compensation of our executives with the Company's strategy and performance with the goal of creating sustainable shareholder value. The HRCC makes compensation decisions by considering economic, regulatory, investor and competitive factors, along with our executive compensation principles. The HRCC routinely reviews and evaluates the philosophy, objectives and components of our executive compensation programs in relation to our short- and long-term business objectives and has concluded that our compensation programs are designed with the appropriate balance of risk and reward that encourages prudent risk-taking behavior.

The design principles that govern our executive compensation programs are:

DESIGN PRINCIPLES AND RATIONALE	HOW THIS IS APPLIED TO TRANE TECHNOLOGIES PRACTICE
Business Strategy Alignment Our executive compensation programs allow flexibility to align with Company or business strategies. The programs focus individuals within the Company's business units on specific financial measures to meet the short and long-term performance goals of the business for which they are accountable.	It is not only possible but also desirable for certain leaders to earn substantial awards in years when their business outperforms against our Annual Operating Plan, and for awards to differ based on enterprise performance year over year. Conversely, if a business fails to meet its performance goals, that business' leader may earn a lesser award than their peers in that year. To provide a balanced incentive, all executives have a significant portion of their compensation tied to Company performance.
Pay for Performance A strong alignment between pay and performance is paramount to our success. Accordingly, each executive's target TDC is tied to Company, business and individual performance against set goals.	Company and business performance are measured against pre-established financial, operational and strategic objectives as set by the HRCC. Individual performance is measured against pre-established individual goals as well as demonstrated competencies and behaviors consistent with our leadership principles. In addition, a portion of the long-term incentive is earned based upon Company CROIC and TSR, both measured relative to S&P 500 Industrial Index.
Shareholder Alignment Our executive compensation programs align the interests of our executives with those of shareholders by incorporating key financial targets such as Revenue growth, Adjusted EBITDA, Cash Flow, CROIC and TSR, while also addressing sustainability opportunities.	Financial targets correlate with both share price appreciation over time and the generation of cash flow for the Company, with a modifier that links incentive compensation to the Company's 2030 Sustainability Commitments. In addition, our long-term incentives are tied to total shareholder returns and the effective use of assets to generate cash flow. Other program requirements, including share ownership guidelines for executives and vesting schedules on equity awards further align executives' and shareholders' interests.
Mix of Short and Long-Term Incentives A proper mix of short and long-term incentives is important to encourage consistent behavior and performance that support the achievement of the Company's annual financial objectives while promoting the long-term sustainability of our business and maximizing shareholder value.	The mix of pay is determined with a focus on the Company's pay for performance compensation philosophy and strategic objectives, as well as what is competitive within the market.
Internal Parity Each executive's target TDC opportunity is proportionate with the responsibility, scope and complexity of their role within the Company, as well as their skills and experience.	Comparable jobs are assigned comparable target compensation opportunities. The Company conducts an annual global review of pay to promote pay equity and to prevent discrimination on the basis of gender or, in the U.S., gender and race.
Market Competitiveness Compensation opportunities must serve to attract and retain high performing executives in a competitive talent market.	Target TDC levels are set using applicable market benchmarks with consideration of retention and recruiting demands in the industries and markets where we compete for business and executive talent. Each executive's target TDC may be above or below the market benchmark based on their level of experience, proficiency, performance and potential growth relative to the duties required of their position.

III. Analysis to Support the Determination of Target Total Direct Compensation

The HRCC reviews and evaluates our executive compensation levels and practices against peer companies of comparable revenue, market capitalization, industry and/or business fit with which we compete for executive talent (the "Compensation Peer Group"). During 2025, these reviews were conducted throughout the year using a variety of methods and multiple sources of information such as:

• The direct analysis of the proxy statements of other global manufacturers and service providers (refer to peer group below);

• A review of compensation survey data of other global industrial companies of similar size and revenue published by independent consulting firms;

• A review of customized compensation survey data provided by independent consulting firms; and

• Feedback received from external constituencies.

Many of the companies included in these compensation surveys are also included in the Standard & Poor's 500 Industrials Index referred to in our 2025 Form 10-K under the caption "Performance Graph."

The Company's positioning relative to the 2025 Compensation Peer Group, as of December 31, 2025, was as follows:

	Market Cap ($B)	Revenue ($B)
Trane Technologies	**86.3**	**21.3**
Compensation Peer Group Median	73.2	22.1
Trane Technologies Percentile Rank	**65%**	**46%**

The HRCC, with the assistance of its independent advisor, conducts an annual evaluation of the Compensation Peer Group to ensure continued alignment with the Company's size, complexity and business strategy, while also seeking to maintain year-over-year consistency. As part of the 2025 review, the HRCC removed Fortive Corporation and Lennox International Inc. and added 3M Company and Deere & Company to better reflect the Company's current scale, operating profile and strategic direction. The Compensation Peer Group, which is used to benchmark executive compensation levels and inform program design practices, consists of the following fifteen global companies:

3M Company	Deere & Company	Honeywell International Inc.	Parker-Hannifin Corporation
Carrier Global Corporation	Dover Corporation	Illinois Tool Works Inc.	Rockwell Automation, Inc.
Cummins Inc.	Eaton Corporation plc	Johnson Controls International plc	TE Connectivity Ltd.
Danaher Corporation	Emerson Electric Co.	Otis Worldwide Corporation	

In assessing the relationship of CEO compensation to compensation of other executive officers (including our NEOs), the HRCC considers overall organization structure and scope of responsibility and also reviews the NEOs' compensation levels relative to the CEO and to one another. This ensures that the target TDC levels are set in consideration of internal pay equity as well as market references and each executive's experience, proficiency, impact, performance and potential growth relative to the duties required of their position.

IV. Role of the Human Resources and Compensation Committee, Independent Advisor and Committee Actions

The HRCC, which is composed solely of independent directors, oversees our compensation plans and policies and equity-based programs and reviews and approves all forms of compensation relating to our executive officers, including the NEOs.

The HRCC solely and independently decides the compensation components and the amounts to be awarded to our Chair and CEO. Our Chair and CEO does not make any recommendations regarding his own compensation and is not informed of these awards until the decisions have been finalized. Our Chair and CEO makes compensation recommendations related to our other NEOs and executive officers. The HRCC considers these recommendations, along with those of its independent compensation advisor, when approving the compensation components and amounts to be awarded to our other NEOs.

The HRCC is responsible for reviewing and approving amendments to our executive compensation and benefit plans. In addition, the HRCC is responsible for reviewing our principal broad-based employee benefit plans and making recommendations to our Board of Directors for significant amendments to, or termination of, such plans. The HRCC's charter and annual agenda incorporates a broader range of human capital topics beyond compensation, including corporate culture, opportunity for all and pay equity. The HRCC's Charter is available on our website at www.tranetechnologies.com.

The HRCC has the authority to retain an independent compensation advisor to review and provide guidance on our executive compensation and benefit programs and is directly responsible for the appointment, compensation and oversight of such advisor. For 2025, the HRCC continued to engage Meridian Compensation Partners, LLC ("Meridian") as its independent compensation advisor. In this role, Meridian provided the HRCC with the following services:

- Review and analysis of executive compensation benchmarking data for the Chair and CEO and other top executives as needed;

- Review and analysis of the Compensation Peer Group used to benchmark the Company's executive pay levels, as well as the peer group used for relative performance comparisons;

- Review of annual and long-term incentive designs, performance objectives and payout ranges;

- Preparation of ad hoc analyses for the HRCC to support decision-making around the executive compensation program; and

- Review and analysis of and advisement on management proposals and other key components of the executive compensation program.

The HRCC determined that Meridian is independent and does not have a conflict of interest. In making this determination, the HRCC considered the factors adopted by the NYSE with respect to independence and potential conflicts of interest.

V. Compensation Program Descriptions and Compensation Decisions

The following table provides a summary of the components, objectives, risk mitigation factors and other key features of our executive compensation program.

Compensation Component	Component Objective Including Risk Mitigation Factors	Key Features
Base Salary	Provides a sufficient and stable source of cash compensation that rewards the skill, impact and expertise that our executive officers contribute to the Company on a day-to-day basis.	Avoids the encouragement of excessive risk taking by ensuring that an appropriate level of cash compensation is not at risk.
Annual Incentive Matrix ("AIM") Program	Serves as an annual cash award tied to the achievement of pre-established financial, operational and strategic performance objectives. Amount of cash award earned cannot exceed a maximum payout of 200% of individual target levels and is also subject to a clawback in accordance with our clawback policy.	Each NEO has an AIM target expressed as a percentage of base salary. Actual AIM payouts are determined by enterprise financial performance, regional performance where applicable, progress towards our 2030 Sustainability Commitments and individual performance.
Long-Term Incentive Program ("LTI")	Incentivizes executives to achieve sustainable performance results, maximize growth, efficiency and long-term shareholder value creation.	Mix of stock options, RSUs, and PSUs places a substantial portion of compensation at risk and effectively links equity compensation to shareholder value creation and financial results.
• LTI: Stock Options/RSUs	Aligns management's interests with those of shareholders and bolsters retention. Awards are subject to a clawback in accordance with our clawback policy.	Stock options and RSUs are granted annually, with stock options having an exercise price equal to the fair market value of ordinary shares on the date of grant. Both stock options and RSUs typically vest ratably over three years, at a rate of one third per year. Stock options expire on the day immediately preceding the 10th anniversary of the grant date (unless employment terminates sooner).
• LTI: Performance Share Program ("PSP")	Structured to align management's interests with those of shareholders. Amount earned cannot exceed a maximum payout of 200% of the individual target shares granted and is also subject to a clawback in accordance with our clawback policy.	PSUs granted under the PSP are earned or forfeited following the conclusion of a three-year performance period based on relative TSR and relative CROIC compared to companies within the S&P 500 Industrials Index (with equal weight given to each metric). Actual value of the PSUs earned depends on our share price at the time of payment.



Base Salary

The HRCC conducts an annual review of base salary competitiveness for each executive officer, including the CEO, benchmarking compensation against similarly situated executives within the peer group. Based on this assessment, the HRCC may approve adjustments considering factors such as positioning relative to external benchmarks, overall Company performance, scope and impact of the role, internal equity, leadership effectiveness, individual performance, and anticipated changes across the broader employee population. Salary adjustments may be implemented over time to maintain market competitiveness and support the Company's ability to attract and retain key talent.

The table below shows the year-end 2024 and 2025 annual base salaries for each NEO. Base salary adjustments take effect on April 1, unless otherwise noted.

(Dollar Amounts Annualized)	12/31/2024 ($)	12/31/2025 ($)
Mr. David S. Regnery	1,475,000	1,525,000
Mr. Christopher J. Kuehn	900,000	1,000,000
Mr. Donald E. Simmons	700,000	750,000
Mr. Gary Guo	N/A	650,000
Dr. Mauro J. Atalla	N/A	650,000

Annual Incentive Matrix ("AIM") Program

The AIM program is our annual cash incentive program designed to reward our NEOs for performance against key financial and strategic priorities, including Revenue growth, Adjusted EBITDA improvement, strong Cash Flow generation, advancement of our 2030 Sustainability Commitments and individual performance. The program is structured to provide participants with the opportunity to earn meaningful cash incentives for strong performance relative to established goals. Each year, the HRCC approves a target award for each NEO, expressed as a percentage of base salary. Actual payouts are determined based on achievement against pre-established performance objectives approved by the HRCC. An executive's final AIM award is determined by multiplying their individual AIM target by the resulting AIM Payout Percentage as illustrated below. AIM payouts cannot exceed 200% of the target award. If the overall AIM payout score is less than 30%, no award is payable.

Financial Score: Core Financial Metrics		**Sustainability Modifier** *(Up to +/- 15%)*		**Adjusted AIM Score**		**Individual Performance Score** *(0% to 150%)*		**AIM Payout Percentage** *(0% to 200%)*
1/3 Revenue 1/3 Adjusted EBITDA 1/3 Cash Flow	×	Sustainability Modifier	=	Financial Score × Sustainability Modifier	×	Performance against Individual Objectives	=	Financial Score × Sustainability Modifier × Individual Performance Score

The AIM incentive opportunity is tied to pre-established financial goals for three equally weighted performance metrics ("Core Financial Metrics"): Revenue, Adjusted EBITDA and Cash Flow. These metrics reflect our focus on profitable growth, margin improvement and disciplined capital management.

For each metric, threshold performance must be achieved before any payout is earned for that metric. The financial results generate payouts of 30% of target at threshold, 100% at target, and 200% at maximum performance, with results interpolated between levels. The overall financial score represents the weighted sum of the payout percentages for the three Core Financial Metrics.

To reinforce the importance of sustainability in our business growth strategy, AIM payouts are subject to a modifier that may adjust results upward or downward based on the Company's progress toward the three pillars of our 2030 Sustainability Commitments (the "Sustainability Modifier"). Beginning in 2025, the maximum impact of the Sustainability Modifier was reduced from +/-20% to +/-15%. This refinement reflects our continued progress in embedding sustainability into core strategy and operating plans, while continuing to hold management accountable for sustained progress. Such progress is evaluated as part of the HRCC's holistic review of the Company's key accomplishments and actions taken during the year. The Sustainability Modifier cannot increase payouts above the overall AIM cap of 200% of target.

Individual performance scores reflect each NEO's demonstration of our Leadership Principles and achievement of individual objectives aligned with enterprise priorities and our bold 2030 Sustainability Commitments. Individual performance assessments are incorporated into the final AIM award determination.

For 2025 AIM purposes, Mr. Simmons was measured on a combination of Enterprise and Americas Region (60% Enterprise and 40% Americas Region). Mr. Regnery, Mr. Kuehn, and Dr. Atalla were measured solely on Enterprise financial metrics. Mr. Guo was not eligible to participate in the 2025 AIM program because his employment commenced during the fourth quarter of 2025.

The 2025 financial goals for Revenue, Adjusted EBITDA, and Cash Flow were established in collaboration with the HRCC, taking into account prevailing market conditions, external analyst consensus growth expectations and the HRCC's assessment of appropriate rigor. Targets generally align with the Company's publicly disclosed guidance for Revenue and Earnings Per Share and are intended to position the Company's expected performance in the top quartile of our industrial peer group. For 2025, the targets increased meaningfully compared to 2024 levels, including increases of at least 10% for Revenue and 20% for both EBITDA and Cash Flow. Performance against these goals is summarized in the table below:

	Metric	Threshold Performance ($M)	Target Performance ($M)	Maximum Performance ($M)	2025 Adjusted Performance ($M)[a]
Enterprise	Revenue[b]	20,636.70	21,274.90	21,913.20	21,037.90
	Adjusted EBITDA[b]	3,847.60	4,275.10	4,702.70	4,283.00
	Cash Flow[b]	2,309.80	2,887.30	3,464.80	2,907.10
Americas Region	Revenue[b]	16,633.50	17,147.90	17,662.40	17,152.00
	Adjusted EBITDA[b]	3,294.10	3,660.10	4,026.10	3,713.40
	Cash Flow[b]	2,599.50	3,249.40	3,899.30	3,228.70

[a] 2025 Performance reflects adjustments as summarized below.

[b] Financial metrics generate payout of 30% at Threshold performance, 100% at Target performance and 200% at Maximum performance. Results are interpolated between performance levels.

Under the AIM program design, the HRCC retains discretion to adjust the reported financial results to reflect items such as changes in accounting principles, extraordinary or non-recurring gains or losses, or significant deviations from assumptions underlying the operating plan on which targets were established. Such adjustments are made based on the HRCC's independent review and recommendations from the Chair and CEO. Revenue results are also adjusted to reflect the foreign exchange rates in effect when targets were set. These provisions are intended to ensure payouts appropriately reflect underlying business performance, support alignment with the Company's operating plan and long-term strategy and avoid unintended inflation or deflation of awards.

Before approving annual cash incentive payouts for the 2025 performance year, the HRCC reviewed with management key accomplishments and developments that could have affected financial performance against target. Following this review, the HRCC approved adjustments to 2025 results under the AIM program to neutralize the impact of two acquisitions completed during the year that were not contemplated when performance measures were established: Marshall Thermo King Limited and the Thermo King business in Belgium & Luxembourg, both of which closed in the first quarter. These adjustments, reflecting both positive and negative impacts, resulted in a net 0.4% decrease to payout levels and were reviewed with the Audit Committee prior to approval by the HRCC. In addition, although tariff-related impacts were discussed during the year, management did not recommend any adjustments to the AIM financial results or payout calculations. Management concluded that such impacts were effectively managed within the Company's operating performance and did not warrant modification of the established performance outcomes.

In accordance with the AIM plan design, the financial performance results are then adjusted upward or downward by a Sustainability Modifier. The Sustainability Modifier can have a positive or negative impact of up to 15% based on the Company's progress towards our 2030 Sustainability Commitments.

As a sustainability-driven growth company, Trane Technologies exemplifies how embedding sustainability in business strategy and culture can generate value for our customers and our shareholders. Our environmental sustainability objectives are science-based and aligned with our 2030 Sustainability Commitments, as well as our business performance and growth expectations, making them inherent in our Sustainability Modifier. Through our commitments, we aim to reduce greenhouse gas emissions in our worldwide operations, transportation fleets and product manufacturing processes, and lead the transition to advanced technologies that lower customer emissions from product use. Additionally, we believe that maintaining an uplifting culture drives our business success. We continually invest in our workforce to provide opportunities for everyone to thrive at work and at home and to uplift communities.

In 2025, as part of the Company's continued progress toward its 2030 Sustainability Commitments, greenhouse gas emissions from internal operations were reduced by approximately 65,000 metric tons. In addition, product-related emissions, primarily associated with customer use, were reduced by more than 90 million metric tons of CO_2e. The Company also continued to expand opportunity across its workforce, broadening access to career pathways and reinforcing Trane Technologies' position as an employer of choice for highly skilled talent.

Based on a holistic review of the Company's key accomplishments and actions taken during the year to advance progress toward its 2030 Sustainability Commitments, the HRCC determined that a +2% adjustment, was appropriate based on its evaluation of factors relevant to the Sustainability Modifier. The calculated AIM financial score, inclusive of the Sustainability Modifier, was 95.0% for the NEOs aligned to Enterprise performance and 99.6% for Mr. Simmons aligned to the Enterprise and the Americas performance.

2025 AIM payout levels for NEOs, inclusive of the adjustments laid out above and individual performance assessment for each executive, are summarized in the following table. Individual performance scores are based on each NEO's adherence to our Leadership Principles and the achievement of their personal performance objectives, which are aligned with our enterprise goals and our 2030 Sustainability Commitments.

Name	AIM Target ($)	AIM Achievement For 2025[a]	AIM Award For 2025 ($)
Mr. David S. Regnery	2,592,500	109.21%	2,831,173
Mr. Christopher J. Kuehn	1,000,000	109.21%	1,092,063
Mr. Donald E. Simmons	637,500	114.51%	729,990
Mr. Gary Guo[b]	N/A	N/A	N/A
Dr. Mauro J. Atalla[c]	487,500	104.46 %	502,258

[a] AIM achievement percentages include each NEO's individual performance score.

[b] Mr. Guo was not eligible for participation in the AIM program for 2025 based on his employment start date of November 17, 2025. Mr. Guo's AIM Target for 2026 is set at $520,000.

[c] Dr. Atalla's AIM award for 2025 was prorated based on his employment start date of January 6, 2025.

2026 AIM Program

The HRCC believes that the current AIM program effectively focuses employees on profitable operation and growth of our business using Revenue, Adjusted EBITDA and Cash Flow metrics, while also reflecting our 2030 Sustainability Commitments. Therefore, for 2026, the AIM design is not changing.

Long-Term Incentive Program ("LTI")

In 2025, our CEO received stock options (40% weight), RSUs (10% weight) and PSUs (50% weight). For the other NEOs, our long-term incentive program was comprised of stock options (25% weight), RSUs (25% weight) and PSUs (50% weight). This mix of equity-based awards places a substantial portion of compensation at risk and effectively links equity compensation to long-term shareholder value creation and financial results. LTI target awards for NEOs are established as dollar-denominated values and determined with reference to competitive long-term incentive market data for executives in comparable roles within our peer group, as well as our overall long-term incentive mix. The target award is converted into a number of shares (or share equivalent units) or stock options based on the fair market value of the Company's shares on the date that the award is granted.

Both stock options and RSUs generally vest ratably, one third per year, over a three-year period following the grant. Dividend equivalents are accrued on outstanding RSU and PSU awards at the same time and at the same rate as dividends paid to shareholders. Dividend equivalents on RSUs are only payable if the underlying RSU award has vested. At the time of vesting, one ordinary share is issued for each RSU, and any accrued dividend equivalents are paid in cash. Dividend equivalents are only paid upon vesting on the number of PSUs actually earned and vested. Dividend equivalents are payable in cash at the time the shares associated with vested PSUs are distributed unless the NEO elected to defer the shares into our executive deferred compensation plan, in which case the dividend equivalents are also deferred and subsequently settled in shares of our stock. No dividend equivalents are accrued on unexercised stock options.

Stock Options/Restricted Stock Units

The HRCC believes that granting a mix of stock options and RSUs provides an effective balance between performance and retention for our NEOs, and conserves share usage under our incentive stock plan. Stock options are considered "at risk" since there is no value unless the stock price appreciates during the term of the option period. RSUs, on the other hand, provide stronger retentive value because they have value even if our stock price does not grow during the restricted period. The HRCC reviews our equity mix and grant policies annually to ensure they are aligned with our pay for performance philosophy, competitive market trends, our executive compensation objectives and the interests of our shareholders.

Performance Share Program ("PSP")

Our PSP is an equity-based incentive plan designed to closely align the interests of our NEOs and other key executives with those of shareholders. Under the PSP, participants have the opportunity to earn PSUs based on the Company's relative performance in TSR and CROIC compared to companies within the S&P 500 Industrials Index. We believe that the use of relative performance metrics reinforces a pay for performance philosophy by rewarding executives for outperforming peer companies, rather than solely achieving predetermined absolute goals that may not fully reflect evolving market conditions. Because relative measures adjust dynamically based on the performance of companies within the S&P 500 Industrials Index, they provide a balanced and market-sensitive framework that mitigates the risk of fixed targets becoming misaligned due to unforeseen economic or industry developments.

PSUs granted in 2025 are subject to a three-year performance period and may be earned or forfeited at the end of that period, with payouts ranging from 0% to 200% of target. Vesting is determined based equally on the Company's relative average CROIC and relative TSR performance compared to companies within the S&P 500 Industrials Index.

Company Performance Relative to the Companies within the S&P 500 Industrials Index	2025-2027 Measurement Period % of Target PSUs Earned*
< 25th Percentile	0%
25th Percentile	25%
50th Percentile	100%
> 75th Percentile	200%

*   Results are interpolated between percentiles achieved.

- TSR is measured as the total stock price appreciation and dividends earned during the three years of the performance cycle. To prevent an anomalous short-term change in stock price from having an inappropriate and outsized impact on payout levels, a 30-day average stock price at the beginning and ending periods is used. TSR provides an effective tool for measuring relative performance among S&P Industrial peers.

- CROIC is measured by dividing Free Cash Flow by gross fixed assets (Property, Plant & Equipment) plus Working Capital (Accounts and Notes Receivable plus Inventory less Accounts and Notes Payable). CROIC is calculated in accordance with GAAP, subject to adjustments for unusual or infrequent items; the impact of any change in accounting principles; and gains or charges associated with discontinued operations or through the acquisition or divestiture of a business.

The HRCC retains the authority and discretion to make downward adjustments to the calculated PSP award payouts or not to grant any award payout regardless of actual performance.

2025 Long-Term Incentive Awards

In 2025, the HRCC approved the target values for the annual long-term incentive awards granted to each NEO. These awards, comprising of stock options, RSUs and PSUs, were determined based on the HRCC's assessment of market competitiveness, each executive's sustained individual performance and their demonstrated ability to influence future business outcomes. The amounts reflected in the table below represent only the regular, annual equity-based awards for 2025 and do not include any sign-on, make-whole, retention or other one-time or special equity awards that may have been granted during the year.

The target values for the PSU awards differ from the corresponding values reported in the Summary Compensation Table and the Grants of Plan-Based Awards Table due to different methodologies used in assigning the economic value of equity-based awards required for accounting and Proxy Statement reporting purposes. The HRCC makes equity award decisions based on grant date expected value while the accounting and Proxy Statement values are determined in accordance with GAAP requirements. The PSU awards are earned, in part, based on TSR performance relative to the S&P 500 Industrials Index over a three-year performance period, which requires valuations to take into account the expected payout distribution from 0-200% of target for accounting and Proxy Statement purposes.

Name	Stock Option Award ($)	RSU Award ($)	Target Value 2025-2027 PSU Award ($)
Mr. David S. Regnery	5,700,000	1,425,000	7,125,000
Mr. Christopher J. Kuehn	1,257,500	1,257,500	2,515,000
Mr. Donald E. Simmons	676,250	676,250	1,352,500
Mr. Gary Guo[a]	—	—	—
Dr. Mauro J. Atalla[b]	325,000	325,000	650,000

[a] Mr. Guo did not receive an annual LTI award in 2025 as his employment commenced in the fourth quarter of the year. Mr. Guo's 2026 annual long-term incentive target value consists of $400,000 in stock options, $400,000 in RSUs and $800,000 in PSUs. In connection with Mr. Guo's commencement of employment, he received sign-on RSU and PSU awards to replace forfeited equity compensation from his prior employer. These awards are subject to the same vesting and performance conditions as the Company's standard RSU and PSU awards. See the 2025 Grants of Plan-Based Awards Table for additional detail.

[b] In connection with Dr. Atalla's commencement of employment, he received sign-on stock option, RSU and PSU awards to replace forfeited equity compensation from his prior employer. These awards are subject to the same vesting and performance conditions as the Company's standard stock option, RSU and PSU awards. See the 2025 Grants of Plan-Based Awards Table for additional detail.

2023-2025 Performance Share Units Payout

As discussed above, PSUs for the three-year 2023-2025 performance period were earned based on the Company's CROIC and TSR performance relative to the companies in the S&P 500 Industrials Index.

- CROIC is measured as the average of the annual CROIC in each of the three years of the performance cycle. CROIC was 36.1% for the 2023-2025 period, which ranked at the 83rd percentile of the companies in the S&P 500 Industrials Index.

- TSR is measured as the total stock price appreciation plus dividends earned during the three years of the performance cycle. To account for stock price volatility, a 30-day average stock price at the beginning and ending periods is used. TSR was 135.33% for the 2023-2025 period, which ranked at the 88th percentile of the companies in the S&P 500 Industrials Index.

PSUs for the 2023-2025 performance cycle achieved 200% of target levels as summarized in the table below.

Performance Metric	Company Performance	Percentile Rank	Metric Payout	Weighting	Payout Level
Relative CROIC	36.1%	83rd	200%	50%	100%
Relative TSR	135.33%	88th	200%	50%	100%
			Total Award Payout Percentage:		200%

Outperformance Incentive Program

As disclosed in our 2025 Proxy Statement, on February 6, 2024, the HRCC approved the adoption of a special three-year Outperformance Incentive Program to drive the Company towards exceptional, profitable revenue growth beyond what is achievable under the Company's existing AIM Program, further aligning their interests with those of our shareholders. The program runs from January 1, 2024, through December 31, 2026. As newly appointed officers, Mr. Guo and Dr. Atalla are eligible for prorated participation in the program, provided the Company meets the required performance achievement. Payout opportunities range from 0% to 200% of target, with no payout earned unless the Company achieves revenue growth over the full performance period; accordingly, no payouts have been earned or vested to date. Threshold, target and maximum payout opportunities for the NEOs are shown in the 2025 Grants of Plan-Based Awards Table.

VI. Other Compensation and Tax Matters

Retirement Programs and Other Benefits

We offer a qualified defined contribution (401(k)) plan called the Trane Technologies Employee Savings Plan (the "ESP") to our salaried and non-union hourly U.S. workforce, including the NEOs. The ESP is a plan that provides a dollar-for-dollar Company match on the first six percent of the employee's eligible compensation that the employee contributes to the ESP. Employees receive a basic employer contribution equal to two percent of eligible compensation in addition to the Company's matching contribution. The ESP has several investment options and is an important component of our U.S. retirement program.

We also have a nonqualified defined contribution plan. The Trane Technologies Supplemental Employee Savings Plan (the "Supplemental ESP") is an unfunded plan that makes up employer contributions that cannot be made to the ESP due to the Internal Revenue Code ("the Code") limitation on the amount of compensation considered under the ESP or due to a deferral election under another nonqualified plan. Supplemental ESP balances are deemed to be invested in the funds selected by the NEOs, which are the same funds available in the ESP, except for a self-directed brokerage account, which is not available in the Supplemental ESP.

We maintain qualified and nonqualified defined benefit pension plans for our employees hired before July 1, 2012, including our NEOs, to provide for fixed benefits upon retirement based on the individual's age, compensation and years of service. These plans include the Trane Technologies Pension Plan Number One B ("Pension Plan"), the Trane Technologies Supplemental Pension Plan (the "Supplemental Pension Plan I") and the Trane Technologies Supplemental Pension Plan II ("Supplemental Pension Plan II" and, together with the Supplemental Pension Plan I, the "Supplemental Pension Plans") and our supplemental executive retirement plan (the Key Management Supplemental Program ("KMP")). Effective as of December 31, 2022, accruals in the Pension Plan and the Supplemental Pension Plans have ceased for all employees. In addition, in 2022, the HRCC elected to close the KMP to new entrants; however, current participants continue to accrue benefits. Refer to the Pension Benefits Table and accompanying narrative for additional details on these programs.

Our Trane Technologies Executive Deferred Compensation Plan (the "EDCP I") and the Trane Technologies Executive Deferred Compensation Plan II (the "EDCP II" and, together with the EDCP I, the "EDCP") allow eligible employees to defer receipt of a portion of their annual salary, AIM award and/or PSP award in exchange for deemed investments in our ordinary shares or in the same funds available in the ESP, except for a self-directed brokerage account. Refer to the Nonqualified Deferred Compensation Table for additional details on the EDCP.

We provide an enhanced, long-term disability plan to certain executives. The plan supplements the broad-based group plan and provides an additional monthly maximum benefit if the executive elects to purchase supplemental coverage under the group plan. It has an underlying individual policy that is portable when the executive terminates.

In light of the enactment of Section 409A of the Code as part of the American Jobs Creation Act of 2004, "mirror plans" for several of our nonqualified plans, including the Trane Technologies Supplemental Pension Plan I and the EDCP I, were created. The mirror plans are the Trane Technologies Supplemental Pension Plan II and the EDCP II. The purpose of these mirror plans is not to provide additional benefits to participants, but merely to preserve the tax treatment of the plans that were in place prior to December 31, 2004. For the Supplemental Pension Plans, the mirror plan benefits are calculated by subtracting the original benefit value to avoid double counting the benefit. For the EDCP, balances accrued through December 31, 2004 are maintained separately from balances accrued after that date.

We provide our NEOs with the opportunity to participate in other benefits such as executive health and financial planning, which we believe are consistent with prevailing market practices and those of our peer companies. In addition, for security and safety reasons and to maximize his availability for Company business, the Board of Directors requires the Chair and CEO to travel on Company-provided aircraft for business and personal purposes, unless commercial travel is deemed a minimal security risk by the Company. These other benefits and their incremental cost to the Company are reported in "All Other Compensation" shown in the Summary Compensation Table.

Severance Arrangements

In connection with the recruitment of certain officers, we generally enter into employment arrangements that provide for severance payments upon certain termination events other than in the event of a change in control (which is covered by separate agreements with the officers). Mr. Regnery has such an arrangement in his employment agreement. In 2019 we amended our Major Restructuring Severance Plan, originally adopted in 2012, to provide certain employees, including our NEOs, with certain benefits in the event of a termination of employment without cause or for good reason under a Major Restructuring (as defined in the Post-Employment Section below). Although we do not have a formal severance policy for our executives (other than in the event of a Major Restructuring), we do have guidelines that in most cases would provide for severance in the event of termination without cause.

The severance payable under the employment agreement for Mr. Regnery and the benefits available in connection with a Major Restructuring and under the severance guidelines are further described in the "Post-Employment Benefits" section of this Proxy Statement.

Change-in-Control Provisions

We have entered into change-in-control agreements with our NEOs. Payments are subject to a "double trigger," meaning that payments would be received only if an officer is terminated without cause or resigns for good reason within two years following a change in control. We provide change-in-control agreements to our NEOs to focus them on the best interests of shareholders and assure continuity of management in circumstances that reduce or eliminate job security and might otherwise lead to accelerated departures. Under the Incentive Stock Plan of 2018 ("2018 Plan"), time-based awards will only vest and become exercisable or payable, as applicable, on a change in control if they are not assumed, substituted, or otherwise replaced in connection with the change in control. If the awards are assumed or continued after the change in control, the HRCC may provide that such awards will be subject to automatic vesting acceleration upon a participant's involuntary termination within a designated period following the change in control. Furthermore, under the 2018 Plan, PSUs will automatically vest upon a change in control of the Company based on (i) the target level prorated to reflect the period the participant was in service during the performance period or (ii) the actual performance level attained, as determined by the HRCC. Outstanding PSUs would be prorated based on the target for the actual days worked during the applicable performance period. Refer to the "Post-Employment Benefits" section of this Proxy Statement for a more detailed description of the change-in-control provisions.

Tax and Accounting Considerations

Although we consider the tax and accounting consequences of our compensation programs, the forms of compensation we utilize are determined primarily by their effectiveness in creating maximum alignment with our key strategic objectives and the interests of our shareholders.

Timing of Awards

The HRCC approves and grants our regular annual equity awards, including any annual stock option awards, on the date of the HRCC's February meeting, which is generally scheduled at least 18 months in advance and is held following the public release of our annual earnings results. Neither the Board nor the HRCC takes any material non-public information into account when determining the timing or terms of such awards. The grant date is never selected or changed to increase the value of stock options or other equity awards for executives. The Company does not time the disclosure of any material non-public information for the purpose of affecting the value of executive compensation.

The following table contains information required by Item 402(x)(2) of Regulation S-K regarding stock options granted to our NEOs in the last completed fiscal year during the period from four business days before to one business day after the filing of the Company's Annual Report on Form 10-K. The Company did not grant any stock options to our NEOs in the last completed fiscal year during the period from four business days before to one business day after the filing of any of the Company's Quarterly Reports on Form 10-Q, or the filing or furnishing of any Current Report on Form 8-K that disclosed material nonpublic information.

Name	Grant Date	Number of securities underlying the award (#) [a]	Exercise price of the award ($/Sh) [b]	Grant date fair value of the award ($) [c]	Percentage change in the closing market price of the securities underlying the award between the trading day ending immediately prior to the disclosure of material nonpublic information and the trading day beginning immediately following the disclosure of material nonpublic information
Mr. David S. Regnery	2/4/2025	58,110	355.49	5,700,010	<1%
Mr. Christopher J. Kuehn	2/4/2025	12,820	355.49	1,257,514	<1%
Mr. Donald E. Simmons	2/4/2025	6,895	355.49	676,331	<1%
Dr. Mauro J. Atalla	2/4/2025	6,514	355.49	638,958	<1%

[a] The amounts in this column reflect the stock option awards.

[b] Stock options were granted under the 2018 Plan, which requires options to be granted at an exercise price equal to or greater than the fair market value of the Company's ordinary shares on the date of grant. The fair market value is defined in the 2018 Plan as the closing price of the Company's ordinary shares listed on the NYSE on the grant date.

[c] Amounts in this column include the grant date fair value of the equity awards calculated in accordance with ASC 718. The Company cautions that the actual amount ultimately realized by each NEO from the stock option awards will likely vary based on a number of factors, including stock price fluctuations, differences from the valuation assumptions used and timing of exercise or applicable vesting. For a description of the assumptions made in valuing the equity awards see Note 14, "Share-Based Compensation" to the Company's consolidated financial statements contained in its 2025 Form 10-K.

Clawback/Recoupment Policy

To further align the interests of our employees and our shareholders, our Board of Directors has implemented a clawback/recoupment policy in accordance with SEC rules and NYSE listing standards to ensure that any excess incentive-based compensation awarded to current or former executive officers is able to be recovered should the Company be required to prepare an accounting restatement due to material noncompliance with any of the financial reporting requirements under the securities laws. Excess incentive-based compensation in the policy means the amount of any cash or equity incentive-based compensation received by such executive officer based on the material non-compliance with a financial reporting requirement that exceeds the amount of incentive-based compensation that otherwise would have been received in the absence of the accounting restatement, without regard to taxes paid on such incentive-based compensation. Furthermore, the policy grants discretion to the HRCC to direct the Company to recover all or any portion of any cash or equity-based awards previously paid to any other current or former employee of the Company whose conduct or misconduct either resulted in, or could potentially result, in any form of reputational or financial harm to the Company. The policy recognizes exceptions to the requirement to recover excess incentive-based compensation arising from an accounting restatement in the event (i) the direct costs to recover the excess incentive-based compensation would exceed the amount of recovery, (ii), recovery of such excess incentive-based compensation would violate home-country law where the law was adopted prior to November 28, 2022, or (iii) recovery would likely cause an otherwise tax-qualified retirement plan to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder. The HRCC has responsibility for overseeing the clawback/recoupment policy, and periodically reviews the policy to ensure alignment with applicable law, industry best practices and Company values. For further information on the Company's clawback/recoupment policy, please refer to the Company's Annual Report on Form 10-K, which was filed with the SEC on February 5, 2026, and available on the Company's website at https://investors.tranetechnologies.com/.

Insider Trading Policy

The Company maintains an Insider Trading Policy that is reasonably designed to promote compliance with insider trading laws, rules, regulations and NYSE listing standards. The policy is applicable to all directors, officers, employees, agents or advisors of the Company and its subsidiaries in and outside of the United States, and also applies to related persons of any of the foregoing. It is also the policy of the Company to comply with all applicable securities laws when transacting in its own securities, The full text of the Insider Trading Policy was filed as Exhibit 19.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 5, 2026, and available on the Company's website at https://investors.tranetechnologies.com/.

Share Ownership Requirements

We impose share ownership requirements on each of our officers. These share ownership requirements are designed to encourage share ownership by our officers and to further align their interests with our shareholders. Each officer must achieve and maintain ownership of ordinary shares or ordinary share equivalents at or above a prescribed level. We use a multiple of base salary approach to determine our share ownership requirements.

The requirements are as follows:

Position	Individual Ownership Requirement (Multiple of Base Salary)	Average Actual Multiple of Base Salary[a]
Chair and Chief Executive Officer	6	28.4
Chief Financial Officer	4	26.3
Executive Vice Presidents, Senior Vice Presidents and Group Presidents	3	6.2
Business Unit Presidents (Officers) and Chief Accounting Officer	2	6.1

[a] Based on the closing price on the record date of $460.11.

Our share ownership program requires the accumulation of ordinary shares (or ordinary share equivalents) over a five-year period following the date the person becomes subject to share ownership requirements at the rate of 20% of the required level each year. Executives who are promoted and have their ownership requirement increased have five years to achieve the new level from the date of promotion. Ownership credit is given for actual ordinary shares owned, deferred compensation that is invested in ordinary shares within our EDCP, ordinary share equivalents accumulated in our qualified and nonqualified employee savings plans as well as unvested RSUs. Stock options and unvested PSUs do not count toward meeting the share ownership target. If executives fall behind their scheduled accumulation level during their applicable accumulation period, or if they fail to maintain their required level of ownership after their applicable accumulation period, their right to exercise stock options will be limited to "buy and hold" transactions, and any shares received upon the vesting of RSU and PSU awards must be held until the required ownership level is achieved.

These ownership requirements have been met by all the NEOs who continue to be employed by the Company as of the record date.

Human Resources and Compensation Committee Report

We have reviewed and discussed with management the "Compensation Discussion and Analysis" contained in this Proxy Statement. Based on our review and discussion, we recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in this Proxy Statement as well as the Company's Annual Report on Form 10-K for the year ended December 31, 2025.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

John A. Hayes (Chair) **Linda P. Hudson**
Kirk E. Arnold **Matthew F. Pine**
April Miller Boise

Executive Compensation

The following table provides summary information concerning compensation paid by the Company or accrued on behalf of our NEOs for services rendered during the years ended December 31, 2025, 2024 and 2023.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)[b]	Stock Awards ($)[c]	Option Awards ($)[d]	Non-Equity Incentive Plan Compensation ($)[e]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[f]	All Other Compensation ($)[g]	Total ($)
D. S. Regnery Chair and Chief Executive Officer	2025	1,512,500	—	8,900,397	5,700,010	2,831,173	7,504,885	813,192	27,262,157
	2024	1,456,250	—	11,066,231	3,200,068	4,867,500	6,923,052	700,686	28,213,787
	2023	1,362,500	—	9,487,257	2,875,006	4,059,149	4,487,670	584,762	22,856,344
C. J. Kuehn Executive Vice President and Chief Financial Officer	2025	975,000	—	3,896,416	1,257,514	1,092,063	825,287	239,340	8,285,620
	2024	899,185	—	3,025,879	875,068	1,800,000	523,725	206,262	7,330,119
	2023	812,500	—	2,337,454	756,293	1,494,999	401,595	184,861	5,987,702
D. E. Simmons[a] Group President, Americas	2025	737,500	—	2,095,610	676,331	729,990	1,344,471	177,640	5,761,542
	2024	699,185	—	1,512,939	437,534	1,190,000	842,860	155,563	4,838,081
G. Guo[a] Senior Vice President and Chief Global Integrated Supply Chain Officer	2025	81,250	—	3,791,425	—	—	—	21,770	3,894,445
M. J. Atalla[a] Senior Vice President and Chief Technology and Sustainability Officer	2025	642,935	400,000	1,611,356	638,958	502,258	—	77,384	3,872,891

(a) Mr. Simmons became an NEO in 2024; therefore, the table summarizes his compensation for 2025 and 2024. Mr. Guo and Dr. Atalla became NEOs in 2025; therefore, the table summarizes their compensation for 2025.

(b) Reflects a $400,000 cash sign-on payment to partially replace incentive value forfeited upon departure from Dr. Atalla's former employer. The award is intended solely as a make-whole for foregone compensation and is not part of the Company's ongoing compensation program.

(c) The amounts in this column reflect the aggregate grant date fair value of PSU awards and any RSU awards granted for the year under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 and do not reflect amounts paid to or realized by the NEOs. For a discussion of the assumptions made in determining the ASC 718 values see Note 14, "Share-Based Compensation," to the Company's consolidated financial statements contained in its 2025 Form 10-K. Mr. Guo's stock award reflects a make-whole equity award consisting of RSUs and PSUs to compensate him for incentive compensation forfeited upon departure from his prior employer. Dr. Atalla's stock and option awards include his annual grant along with a make-whole equity award consisting of options, RSUs and PSUs to compensate him for incentive compensation forfeited upon departure from his prior employer. See 2025 Grants of Plan-Based Awards Table for additional detail. The ASC grant date fair value of the PSU award is spread over the number of months of service required for the grant to become non-forfeitable, disregarding any adjustments for potential forfeitures. In determining the aggregate grant date fair value of the PSU awards, the awards are valued assuming target level performance achievement. The table below includes the maximum grant date value of the PSU awards for the persons listed. If the maximum level performance achievement is assumed, the aggregate grant date fair value of the PSU awards would be as follows:

Name	Maximum Grant Date Value of PSU Awards ($)
D. S. Regnery	14,950,475
C. J. Kuehn	5,277,384
D. E. Simmons	2,838,226
G. Guo	2,763,239
M. J. Atalla	1,932,284

(d) The amounts in this column reflect the aggregate grant date fair value of stock option grants for financial reporting purposes for the year under ASC 718 and do not reflect amounts paid to or realized by the NEOs. For a discussion of the assumptions made in determining the ASC 718 values see Note 14, "Share-Based Compensation," to the Company's consolidated financial statements contained in its 2025 Form 10-K. Please see 2025 Grants of Plan-Based Awards Table and Outstanding Equity Awards at December 31, 2025 Table for additional detail.

(e) This column reflects the amounts earned as annual awards under the AIM program. Unless deferred into the EDCP II, AIM program payments are made in cash. For 2025, Mr. Kuehn elected to defer 15% of his AIM award into the EDCP II. Amounts shown in this column are not reduced to reflect deferrals of AIM awards into the EDCP II.

(f) This column represents the change in pension value for our NEOs under the Pension Plan, Supplemental Pension Plans, and the KMP, as applicable. The change in pension benefits value is attributed to changes in eligible pay (including the annual AIM Award and any salary increases) and an additional year of service, excluding Mr. Regnery, who has reached the maximum service limit in the KMP. Other external factors, outside the influence of the plan design, also impact the values shown in this column. Examples of these factors include changes to mortality tables as well as interest and discount rates. Participants do not earn above-market interest in any year.

(g) The following table summarizes the components of this column for fiscal year 2025:

Name	Company Contributions ($)[1]	Tax Assistance ($)[2]	Personal use of Aircraft ($)[3]	Company Cost For Life Insurance/LTD ($)	Executive Health Program ($)[4]	Financial Planning ($)	Other Benefits ($)[5]	Total ($)
D. S. Regnery	510,400	114,422	149,385	12,890	7,388	8,925	9,782	813,192
C. J. Kuehn	222,000	—	—	3,991	4,251	8,597	502	239,340
D. E. Simmons	154,200	—	—	4,036	3,624	9,000	6,780	177,640
G. Guo	4,875	—	—	258	—	—	16,637	21,770
M. J. Atalla	51,435	—	—	5,431	11,180	8,897	442	77,384

(1) Represents Company contributions under the Company's ESP and Supplemental ESP.

(2) The amount for Mr. Regnery represents tax equalization payments related to Irish taxes owed on $372,500, which is the portion of his income that is allocated to his role as a Director of the Company and $9,782 of benefits in kind primarily due to spousal travel to the June 2025 Board meeting. Without these payments, Mr. Regnery would be subject to double taxation on this amount since he is already paying U.S. taxes on this income.

(3) For Mr. Regnery, this amount includes the incremental cost to the Company for personal use of the Company aircraft (whether leased or owned). For security and safety reasons and to ensure maximum availability for Company business, the Board of Directors requires the Chair and CEO to use Company aircraft for both business and personal travel, unless it is determined that commercial travel presents only a minimal security risk. Incremental cost for personal aircraft use is determined based on the nature of the flight (personal or mixed use) and generally includes variable operating expenses such as fuel, maintenance, catering, landing and related costs. Fixed costs that do not vary with usage (e.g., salaries, hangar and insurance) are excluded. For mixed-use flights where the personal portion cannot be separately determined, the Company uses the cost of a comparable first-class commercial ticket as a proxy. Under the Company's aircraft use policy, the HRCC has determined that business use includes travel related to Company matters or otherwise benefiting the Company, such as travel to meetings of other boards on which the Chair and CEO serves. For 2025, the amount reported for Mr. Regnery includes $35,353 associated with such business-related travel.

(4) The amount includes medical services provided through an on-site physician under the Executive Health Program for all NEOs. For Mr. Regnery the amount also includes the estimated year-over-year increase in the value of the retiree medical plan, calculated based on the methods used for financial statement as he is the only NEO eligible for the subsidized retiree medical plan upon retirement.

(5) These amounts include: (i) product rebates and Company-branded merchandise; (ii) spousal travel in connection with the June 2025 Board meeting, including related meals and entertainment for Mr. Regnery and Dr. Atalla, (iii) a personal flight for Mr. Kuehn on Company-provided aircraft; and (iv) relocation expenses incurred in connection with Mr. Guo's hire.

2025 Grants of Plan-Based Awards

The following table presents all plan-based awards granted to the NEOs during fiscal 2025. This disclosure supplements the Summary Compensation Table and is intended to provide additional detail regarding equity awards and grants made under non-equity incentive plans reflected therein. For information regarding outstanding awards, please refer to the Outstanding Equity Awards at December 31, 2025 Table.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(c)	All Other Option Awards: Number of Securities Underlying Options (#)(c)	Exercise or Base Price of Option Awards ($/Sh)(d)	Grant Date Fair Value of Stock and Option Awards ($)(e)
		Threshold ($)(a)	Target ($)(a)	Maximum ($)(a)	Threshold (#)(b)	Target (#)(b)	Maximum (#)(b)				
D. S. Regnery											
AIM	—	777,750	2,592,500	5,185,000	—	—	—	—	—	—	—
Outperformance Incentive Program	—	750,000	3,000,000	6,000,000	—	—	—	—	—	—	—
PSUs (2025-2027)	2/4/2025	—	—	—	5,011	20,043	40,086	—	—	—	7,475,237
Options	2/4/2025	—	—	—	—	—	—	—	58,110	355.49	5,700,010
RSUs	2/4/2025	—	—	—	—	—	—	4,009	—	—	1,425,159
C. J. Kuehn											
AIM	—	300,000	1,000,000	2,000,000	—	—	—	—	—	—	—
Outperformance Incentive Program	—	150,000	600,000	1,200,000	—	—	—	—	—	—	—
PSUs (2025-2027)	2/4/2025	—	—	—	1,769	7,075	14,150	—	—	—	2,638,692
Options	2/4/2025	—	—	—	—	—	—	—	12,820	355.49	1,257,514
RSUs	2/4/2025	—	—	—	—	—	—	3,538	—	—	1,257,724
D. E. Simmons											
AIM	—	191,250	637,500	1,275,000	—	—	—	—	—	—	—
Outperformance Incentive Program	—	150,000	600,000	1,200,000	—	—	—	—	—	—	—
PSUs (2025-2027)	2/4/2025	—	—	—	952	3,805	7,610	—	—	—	1,419,113
Options	2/4/2025	—	—	—	—	—	—	—	6,895	355.49	676,331
RSUs	2/4/2025	—	—	—	—	—	—	1,903	—	—	676,497
G. Guo											
AIM	—	—	—	—	—	—	—	—	—	—	—
Outperformance Incentive Program	—	56,113	224,453	448,905	—	—	—	—	—	—	—
PSUs (2024-2026)(f)	12/4/2025	—	—	—	378	1,512	3,024	—	—	—	753,271
PSUs (2025-2027)(f)	12/4/2025	—	—	—	379	1,513	3,026	—	—	—	628,349
RSUs(f)	12/4/2025	—	—	—	—	—	—	1,460	—	—	591,811
RSUs(f)	12/4/2025	—	—	—	—	—	—	4,485	—	—	1,817,995
M. J. Atalla											
AIM	—	146,250	487,500	975,000	—	—	—	—	—	—	—
Outperformance Incentive Program	—	99,224	396,898	793,796	—	—	—	—	—	—	—
PSUs (2024-2026)(g)	2/4/2025	—	—	—	163	650	1,300	—	—	—	283,998
PSUs (2025-2027)	2/4/2025	—	—	—	458	1,829	3,658	—	—	—	682,144
Options(g)	2/4/2025	—	—	—	—	—	—	—	3,200	355.49	313,888
Options	2/4/2025	—	—	—	—	—	—	—	3,314	355.49	325,070
RSUs(g)	2/4/2025	—	—	—	—	—	—	900	—	—	319,941
RSUs	2/4/2025	—	—	—	—	—	—	915	—	—	325,273

TRANE TECHNOLOGIES

(a) Target award levels under the AIM program are established annually each February and are expressed as a percentage of the NEO's base salary. A description of the HRCC's process for establishing AIM target award levels is included in the CD&A under the heading "Annual Incentive Matrix Program." The amounts reported in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns represent the threshold, target and maximum award opportunities under the AIM program for performance year 2025, which were paid in February 2026. Accordingly, the amounts shown in the "threshold," "target" and "maximum" columns reflect the range of potential payouts based on the target award levels approved in February 2025 for all NEOs. The AIM program provides no payout for performance below threshold. Actual amounts paid pursuant to the AIM program are reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

Target award levels for the special three-year Outperformance Incentive Program were established in February 2024. The program covers the performance period from January 1, 2024, through December 31, 2026, and is designed to reward the achievement of outsized revenue growth over the three-year period. The amounts shown in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns reflect the threshold, target and maximum payout opportunities under the program, with Dr. Atalla and Mr. Guo's prorated based on their respective employment start dates of January 6, 2025 and November 17, 2025. Earned payouts may range from 0% to 200% of target, with no payout if the Company does not achieve revenue growth from the beginning to the end of the performance period; accordingly, no payouts have vested to date. Revenue growth of 0.25%, 1.00%, and 2.00% above the AIM Revenue maximum performance level for 2025, corresponding to $21.968M, $22.132M, and $22.351M, would produce payout levels of 25% (Threshold), 100% (Target), and 200% (Maximum), respectively. Based on revenue performance for 2024, 0% attainment in 2025, and assuming 100% achievement in 2026, eligible participants could earn an estimated payout of approximately 88% of target.

(b) The amounts reflected in the "Estimated Future Payouts Under Equity Incentive Plan Awards" columns represent the threshold, target and maximum amounts for PSU awards. The PSP pays $0 for performance below threshold. For a description of the HRCC's process for establishing PSP target award levels and the terms of PSU awards, please refer to CD&A under the heading "Long-Term Incentive Program" and the "Post-Employment Benefits" section below.

(c) The amounts in these columns reflect the stock option and RSU awards. For a description of the HRCC's process for determining stock option and RSU awards and the terms of such awards, see CD&A under the heading "Long-Term Incentive Program" and the "Post-Employment Benefits" section below.

(d) Stock options were granted under the 2018 Plan, which requires options to be granted at an exercise price equal to or greater than the fair market value of the Company's ordinary shares on the date of grant. The fair market value is defined in the 2018 Plan as the closing price of the Company's ordinary shares listed on the NYSE on the grant date.

(e) Amounts in this column include the grant date fair value of the equity awards calculated in accordance with ASC 718. The Company cautions that the actual amount ultimately realized by each NEO from the stock option awards will likely vary based on a number of factors, including stock price fluctuations, differences from the valuation assumptions used and timing of exercise or applicable vesting. For a description of the assumptions made in valuing the equity awards see Note 14, "Share-Based Compensation" to the Company's consolidated financial statements contained in its 2025 Form 10-K. For PSUs, the grant date fair value has been determined based on achievement of target level performance, which is the performance threshold the Company believes is the most likely to be achieved under the grants.

(f) Mr. Guo commenced employment with the Company in November 2025. In connection with his appointment, the HRCC approved a make-whole equity award consisting of RSUs and PSUs to compensate him for incentive compensation forfeited upon departure from his prior employer. In determining the value and mix of the award, the HRCC considered the nature of the forfeited awards, including vesting schedules, performance conditions and remaining performance periods, together with competitive market practices and alignment with the Company's pay-for-performance philosophy. The RSUs vest over three years, consistent with the Company's standard equity vesting practices. The PSUs were granted to align with the Company's ongoing Performance Share Program and are earned based on the same financial and strategic performance metrics applicable to other NEOs. All components of the award are subject to the Company's clawback policy, equity plan terms and standard forfeiture provisions. The HRCC determined this make-whole award was necessary and appropriate to facilitate Mr. Guo's successful transition to the Company and it does not form part of his ongoing annual compensation program.

(g) Dr. Atalla commenced employment with the Company in January 2025. In connection with his appointment, the HRCC approved a make-whole equity award consisting of stock options, RSUs and PSUs to compensate him for incentive compensation forfeited upon departure from his prior employer. In determining the value and mix of the award, the HRCC considered the nature of the forfeited awards, including vesting schedules, performance conditions and remaining performance periods, together with competitive market practices and alignment with the Company's pay-for-performance philosophy. The stock options and RSUs vest over three years, consistent with the Company's standard equity vesting practices. The PSUs were granted to align with the Company's ongoing Performance Share Program and are earned based on the same financial and strategic performance metrics applicable to other NEOs. All components of the award are subject to the Company's clawback policy, equity plan terms and standard forfeiture provisions. The HRCC determined that this make-whole award was necessary and appropriate to facilitate Dr. Atalla's successful transition to the Company and it does not form part of his ongoing annual compensation program.

Outstanding Equity Awards at December 31, 2025

Name	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date[b]	Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable[a]	Number of Securities Underlying Unexercised Options (#) Unexercisable[a]			Number of Shares or Units of Stock That Have Not Vested (#)[c]	Market Value of Shares or Units of Stock That Have Not Vested ($)[d]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[e]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[d]
D. S. Regnery	2/6/2018	14,593	—	$ 70.22	2/5/2028	—	—	—	—
	2/6/2018	29,185	—	$ 70.22	2/5/2028	—	—	—	—
	2/5/2019	32,062	—	$ 78.97	2/4/2029	—	—	—	—
	2/5/2019	16,029	—	$ 78.97	2/4/2029	—	—	—	—
	3/9/2020	38,946	—	$105.28	3/8/2030	—	—	—	—
	2/8/2021	26,316	—	$148.98	2/7/2031	—	—	—	—
	7/1/2021	19,434	—	$186.20	6/30/2031	—	—	—	—
	2/1/2022	55,726	—	$167.18	1/31/2032	—	—	—	—
	2/7/2023	40,014	20,007	$180.45	2/6/2033	5,311	$ 2,067,041	31,865	$ 24,803,716
	2/6/2024	13,903	27,808	$270.23	2/5/2034	7,895	$ 3,072,734	23,684	$ 18,435,626
	2/4/2025	—	58,110	$355.49	2/3/2035	4,009	$ 1,560,303	20,043	$ 11,701,103
C. J. Kuehn	3/9/2020	26,963	—	$105.28	3/8/2030	—	—	—	—
	2/8/2021	20,243	—	$148.98	2/7/2031	—	—	—	—
	2/1/2022	17,415	—	$167.18	1/31/2032	—	—	—	—
	2/7/2023	10,526	5,263	$180.45	2/6/2033	1,397	$ 543,712	7,620	$ 5,931,408
	2/6/2024	3,802	7,604	$270.23	2/5/2034	2,159	$ 840,283	6,476	$ 5,040,918
	2/4/2025	—	12,820	$355.49	2/3/2035	3,538	$ 1,376,990	7,075	$ 4,130,385
D. E. Simmons	2/1/2022	7,663	—	$167.18	1/31/2032	—	—	—	—
	2/7/2023	4,593	2,297	$180.45	2/6/2033	610	$ 237,412	3,326	$ 2,588,958
	2/6/2024	1,901	3,802	$270.23	2/5/2034	1,080	$ 420,336	3,238	$ 2,520,459
	2/4/2025	—	6,895	$355.49	2/3/2035	1,903	$ 740,648	3,805	$ 2,221,359
G. Guo	12/4/2025	—	—	—	—	4,485	$ 1,745,562	1,512	$ 1,176,941
	12/4/2025	—	—	—	—	1,460	$ 568,232	1,513	$ 883,289
M. J. Atalla	2/4/2025	—	3,314	$355.49	2/3/2035	900	$ 350,280	1,829	$ 1,423,694
	2/4/2025	—	3,200	$355.49	2/3/2035	915	$ 356,118	650	$ 379,470

[a] These columns represent stock option awards. These awards generally become exercisable in three equal annual installments beginning on the first anniversary after the date of grant, subject to continued employment or retirement.

[b] All stock options granted to the NEOs expire on the tenth anniversary (less one day) of the grant date.

[c] This column represents unvested RSUs. RSUs generally become vested in three equal annual installments beginning on the first anniversary after the date of grant, subject to continued employment or retirement.

[d] The market value was computed based on $389.20, the closing market price of the Company's ordinary shares on the NYSE at December 31, 2025. For Equity Incentive Plan awards, the payout value includes an estimated payout factor.

[e] This column represents the target number of unvested and unearned PSUs. PSUs vest upon the completion of a three-year performance period. The actual number of shares an NEO will receive, if any, is subject to achievement of the performance goals as certified by the HRCC, and continued employment.

2025 Option Exercises and Stock Vested

The following table provides information regarding the amounts received by each NEO upon exercise of stock options, the vesting of RSUs or the vesting of PSUs during the fiscal year ended December 31, 2025:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[a]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
D. S. Regnery	22,497	3,408,226	61,100	21,318,917
C. J. Kuehn	—	—	18,677	6,513,508
D. E. Simmons	12,006	1,350,894	7,680	2,680,403
G. Guo	—	—	—	—
M. J. Atalla	—	—	—	—

[a] This column reflects the aggregate dollar amount realized by the NEO upon the exercise of the stock options by determining the difference between the market price of the Company's ordinary shares at exercise and the exercise price of the stock options.

2025 Pension Benefits

Mr. Regnery, Mr. Kuehn and Mr. Simmons each participate in one or more of the following defined benefit plans:

- the Pension Plan;
- the Supplemental Pension Plans; and
- the KMP.

The Pension Plan is a funded, tax qualified, non-contributory (for all but a small subset of participants) defined benefit plan that covers the majority of the Company's salaried and non-union hourly U.S. employees who were hired or rehired prior to July 1, 2012. The Pension Plan provides for normal retirement at age 65 and the formula to determine the lump sum benefit under the Pension Plan is five percent of final average pay (the five consecutive years with the highest compensation out of the last ten years of eligible compensation) multiplied by years of credited service (as defined in the Pension Plan). A choice for distribution between an annuity and a lump sum option is available. The Pension Plan was closed to new participants after June 30, 2012 and no further benefits will accrue to any Pension Plan participant for service performed after December 31, 2022. In addition, any employee who was a Pension Plan participant on June 30, 2012 was provided the option to cease accruing additional benefits in the Pension Plan effective January 1, 2013, and in lieu of further accruals in the Pension Plan, receive an annual non-elective employer contribution equal to two percent of eligible compensation in the ESP.

The Supplemental Pension Plans are unfunded, nonqualified, non-contributory defined benefit restoration plans. The Supplemental Pension Plans restore what is lost in the Pension Plan due to limitations under the Code on the annual compensation and benefits recognized when calculating benefits under the qualified Pension Plan. The Supplemental Pension Plans cover all employees of the Company who participate in the Pension Plan and who are impacted by the Code's compensation and benefits limits. A participant must meet the vesting requirements of the qualified Pension Plan to vest in benefits under the Supplemental Pension Plans. Benefits under the Supplemental Pension Plans are available only as a lump sum distribution after termination and paid in accordance with Section 409A of the Code. As a result of the 2012 changes to the Pension Plan, the Supplemental Pension Plans were closed to employees hired after June 30, 2012, and no further benefits will accrue to any Supplemental Plan participant for service performed after December 31, 2022.

The KMP is an unfunded, nonqualified, non-contributory defined benefit plan available to certain key management employees on a highly selective basis. The KMP is designed to replace a percentage of a key employee's final average pay based on their age and years of service at the time of retirement. Final average pay is defined as the sum of the key employee's current annual base salary plus the average of the employee's three highest AIM awards during the most recent six years. No other components of compensation (other than base salary and AIM awards) are included in final average pay. The KMP provides a benefit pursuant to a formula in which 1.7% of a key employee's final average pay is multiplied by years of service (up to a maximum of 30 years) and then reduced by the value of other retirement benefits the key employee will receive that are provided by the Company under certain qualified and nonqualified retirement plans as well as Social Security. Vesting occurs at the earlier of the attainment of age 55 and the completion of 5 years of service or age 65. For employees who began participating on or after June 2015, there is a minimum 5-year service requirement from date of participation to date of retirement. Benefits are only available as a lump sum after termination and paid in accordance with Section 409A of the Code. In 2022, the HRCC made the decision to close the KMP to new entrants effective immediately. Mr. Regnery, Mr. Kuehn and Mr. Simmons participate in the KMP.

The table below represents the estimated present value of defined benefits for the plans in which Mr. Regnery, Mr. Kuehn and Mr. Simmons participate.

Name	Plan Name	Number of Years Credited Service (#)[a]	Present Value of Accumulated Benefit ($)[b]
D. S. Regnery[c]	Pension Plan	37.42	613,592
	Supplemental Pension Plan I	19.42	419,499
	Supplemental Pension Plan II	37.42	3,332,383
	KMP	30	29,825,328
C. J. Kuehn	KMP	10.58	2,864,565
D. E. Simmons	Pension Plan	20.25	209,920
	Supplemental Pension Plan II	20.25	555,787
	KMP	24.67	4,696,456

[a] Under the KMP, for officers covered prior to May 19, 2009, a full year of service is credited for any year in which they work at least one day. In the Pension Plan, the Supplemental Pension Plans as well as the KMP for officers covered on or after May 19, 2009, the number of years of credited service is based on elapsed time (i.e., credit is given for each month in which a participant works at least one day). The years of credited service used for calculating benefits under the Pension Plan and Supplemental Pension Plan I and II are through December 31, 2022 and the KMP is the years of credited service through December 31, 2025. The years of credited service used for calculating benefits under the Supplemental Pension Plan I are the years of crediting service through December 31, 2004 and the benefits earned under this plan serve as offsets to the benefits earned under the Supplemental Pension Plan II.

[b] The amounts in this column reflect the estimated present value of each NEO's accumulated benefit under the plans indicated. The calculations reflect the value of the benefits assuming that each NEO was fully vested under each plan. The present value of the accumulated benefits is calculated under each plan using the following assumptions: (i) a discount rate of 5.38% for the Pension Plan; (ii) a discount rate of 4.77% for the Supplemental Pension Plans and KMP; (iii) retirement at age 65 and (iv) the 2006 rates underlying the RP-2014 mortality tables projected to the 2014 base year using the MP-2017 projection scale and further projected generationally using the MP-2020 projection scale. For the Supplemental Pension Plans and the KMP, additional assumptions include payment in a lump sum.

[c] Under the provisions of the KMP, Mr. Regnery's service is capped at 30 years.

2025 Nonqualified Deferred Compensation

The Company's EDCP is an unfunded, nonqualified plan that permits certain employees, including the NEOs, to defer receipt of up to 50% of their annual salary and up to 100% of their AIM awards and PSP awards. Elections to defer generally must be made prior to the beginning of the calendar year or performance period, as applicable. The Company has established a nonqualified grantor trust with a bank as the trustee to hold certain assets as a funding vehicle for the Company's obligations under the EDCP. These assets are considered general assets of the Company and are available to its creditors in the event of the Company's insolvency. Amounts held in the trust are invested by the trustee using various investment vehicles.

Participants are offered certain investment options (the same investment options available in the ESP other than the self-directed brokerage) and can choose how they wish to allocate their cash deferrals among those investment options. Participants are 100% vested in all amounts deferred and bear the risk of any earnings and losses on such deferred amounts.

Generally, deferred amounts may be distributed following termination of employment or at the time of a scheduled in-service distribution date chosen by the participant. If a participant has completed five or more years of service at the time of termination, or is terminated due to long-term disability, death or retirement, the distribution is paid in accordance with the participant's election. If a participant terminates without meeting these requirements, the account balance for all plan years will be paid in a lump sum in the year following the year of termination. A participant can elect to receive distributions at termination over five, 10, or 15 annual installments, or in a single lump sum. A participant can elect to receive scheduled in-service distributions in future years that are at least two years after the end of the plan year for which they are deferring. In-service distributions can be received in two to five annual installments, or if no election is made, in a lump sum. For those participants who have investments in ordinary shares, the distribution of these assets will be in the form of ordinary shares, not cash.

The following table provides information regarding contributions, distributions, earnings and balances for each NEO under our nonqualified deferred compensation plans.

Name	Plan Name	Executive Contributions in Last Fiscal Year ($)[a]	Registrant Contributions in Last Fiscal Year ($)[b]	Aggregate Earnings in Last Fiscal Year ($)[c]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance At Last Fiscal Year End ($)[d]
D. S. Regnery	EDCP	—	—	810,213	—	12,627,945
	Supplemental ESP	—	482,400	241,362	—	3,137,386
C. J. Kuehn	EDCP	270,000	—	1,138,232	—	16,277,471
	Supplemental ESP	—	194,000	204,279	—	1,369,744
D. E. Simmons	EDCP	—	—	—	—	—
	Supplemental ESP	—	126,200	99,116	—	1,962,637
G. Guo	EDCP	—	—	—	—	—
	Supplemental ESP	—	—	—	—	—
M. J. Atalla	EDCP	—	—	—	—	—
	Supplemental ESP	—	23,435	848	—	24,282

[a] The annual deferrals (salary, AIM and PSP) are all reflected in the Salary column, the Non-Equity Incentive Plan column and the Stock Awards column, respectively of the Summary Compensation Table.

[b] All of the amounts reflected in this column are included in the All Other Compensation column of the Summary Compensation Table.

[c] Amounts in this column include gains and losses on investments, as well as dividends on ordinary shares or ordinary share equivalents. None of the earnings or losses reported in this column are included in the Summary Compensation Table.

[d] The following table reflects the amounts reported in this column as compensation to the NEOs in the Company's Summary Compensation Table in Proxy Statements for prior years. Mr. Regnery, Mr. Kuehn, Mr. Simmons, Mr. Guo and Dr. Atalla became NEOs and therefore had their compensation reported in the Company's Proxy Statements beginning with fiscal years 2017 (Regnery), 2020 (Kuehn), 2024 (Simmons), 2025 (Guo), and 2025 (Atalla).

Name	EDCP ($)	Supplemental ESP ($)
D. S. Regnery	7,498,195	1,300,860
C. J. Kuehn	7,486,675	583,979
D. E. Simmons	—	103,335
G. Guo	—	—
M. J. Atalla	—	—

Post-Employment Benefits

The following discussion describes the compensation to which each NEO would be entitled in the event of termination of such executive's employment.

Employment Arrangements and Severance Not in Connection with a Change in Control

Mr. Regnery is entitled to severance in the event of his involuntary termination without cause pursuant to the terms of his employment agreement. Under the terms of his employment agreement, Mr. Regnery is eligible for a severance payment equal to two times his annual base salary plus a prorated AIM award earned for the year of termination as determined and paid at the conclusion of the full performance year in accordance with the terms of the AIM program.

Although the Company does not have a formal severance policy for officers, NEOs who do not have employment agreements providing for severance and who are terminated by the Company other than for cause will generally be considered for severance benefits of up to 12 months' base salary. Depending on the circumstances and timing of the termination, they may also be eligible for a pro-rated portion of their AIM award earned for the year of termination as determined and paid at the conclusion of the full performance year in accordance with the terms of the AIM program.

In addition, in general, the Company's equity award agreements provide for the following treatment upon the occurrence of one of the specified events in the table below:

	Stock Options	RSUs	PSUs
Retirement[a]	Annual awards granted in the year of retirement are prorated based on time worked during the grant year. These awards and all other unvested awards continue to vest according to their original vesting schedule and remain exercisable for a period of up to five years following retirement.	Annual awards granted in the year of retirement are prorated based on time worked during the grant year. These awards and all other unvested awards continue to vest according to their original vesting schedule.	Annual awards granted in the year of retirement are prorated based on time worked during the grant year. These awards and all other unvested awards vest based on the achievement of performance goals through the end of the performance period.
Group Termination or Job Elimination	Immediately vest in the portion of the awards that would have vested within twelve months of termination and remain exercisable for up to three years following the termination of employment.	Immediately vest in the portion of the awards that would have vested within twelve months of termination.	Vest pro-rata based on the time worked during the performance period and the achievement of performance goals through the end of the performance period.
Death or Disability	Immediately vest in unvested awards and vested awards remain exercisable for a period of up to three years following death or disability.	Immediately vest in unvested awards.	Vest pro-rata based on the time worked during the performance period and the achievement of performance goals at target performance unless termination occurs in the final quarter of the performance period in which case the awards vest based on actual performance.

[a] If retiree commences full-time employment with a competitor, any unvested awards will be forfeited.

In the event of a change in control or termination due to a Major Restructuring, severance would be determined pursuant to the terms of the change-in-control agreements or the Major Restructuring Severance Plan described below in lieu of severance under the terms of the employment agreements or the severance guidelines described above.

Change in Control

The Company has entered into a change-in-control agreement with each NEO. The change-in-control agreement provides for certain payments if employment is terminated by the Company without "cause" (as defined in the change-in-control agreements) or by the NEO for "good reason" (as defined in the change-in-control agreements), in each case, within two years following a change in control of the Company.

Following a change in control, each NEO is entitled to continue receiving their current base salary and is entitled to an annual bonus in an amount not less than the highest annual bonus paid during the prior three full fiscal years.

If an NEO's employment is terminated "without cause" or by the NEO for "good reason" within two years following a change in control, the NEO is entitled to the following:

- any base salary and annual bonus for a completed fiscal year that had not been paid;

- an amount equal to the NEO's annual bonus for the last completed fiscal year pro-rated for the number of full months employed in the current fiscal year;

- an amount equal to the NEO's base salary pro-rated for any unused vacation days;

- a lump sum severance payment from the Company equal to three times (for the Chair and CEO), two and one-half times (for Mr. Kuehn, Mr. Guo and Dr. Atalla) or two times (for Mr. Simmons) the sum of:

  - the NEO's annual salary in effect on the termination date, or, if higher, the annual salary in effect immediately prior to the reduction of the NEO's annual salary after the change in control; and

  - the NEO's target AIM award for the year of termination or, if higher, the average of the AIM award amounts beginning three years immediately preceding the change in control and ending on the termination date.

A "change in control" is defined as the occurrence of any of the following events: (i) any person unrelated to the Company becomes the beneficial owner of 30% or more of the combined voting power of the Company's voting stock; (ii) the directors serving at the time the change-in-control agreements were executed (or the directors subsequently elected by the shareholders of the Company whose election or nomination was duly approved by at least two-thirds of the then serving directors) fail to constitute a majority of the Board of Directors; (iii) the consummation of a merger or consolidation of the Company with any other corporation in which the Company's voting securities outstanding immediately prior to such merger or consolidation represent 50% or less of the combined voting securities of the Company immediately after such merger or consolidation; (iv) any sale or transfer of all or substantially all of the Company's assets, other than a sale or transfer with a corporation where the Company owns at least 80% of the combined voting power of such corporation or its parent after such transfer; or (v) any other event that the continuing directors determine to be a change in control; provided however, with respect to (i), (iii) and (v) above, there shall be no change in control if shareholders of the Company own more than 50% of the combined voting power of the voting securities of the Company or the surviving entity or any parent immediately following such transaction in substantially the same proportion to each other as prior to such transaction.

In addition to the foregoing, the NEOs would also be eligible to participate in the Company's welfare employee benefit programs for the severance period (three years for the Chair and CEO, Mr. Regnery, two and one-half years for Mr. Kuehn, Mr. Guo and Dr. Atalla and two years for Mr. Simmons). For purposes of determining eligibility for applicable post-retirement welfare benefits, the NEO would be credited with any combination of additional years of service and age, not exceeding 10 years, to the extent necessary to qualify for such benefits. Mr. Regnery is the only NEO eligible for subsidized retiree medical benefits (only until age 65) due to his age and service as of January 1, 2003, when eligibility for the retiree medical benefit was frozen. The Company would also provide each NEO up to $100,000 of outplacement services.

In the event of a change in control, participants in the KMP would be immediately vested. A termination within two years following a change in control also triggers the payment of an enhanced benefit, whereby three years would be added to both age and service with the Company under the KMP. In addition, the "final average pay" under the KMP would be calculated as 33.33% of his severance benefit under the change-in-control agreement in the case of Mr. Regnery, 40% of the severance benefit under the change-in-control agreement in the case of Mr. Kuehn and 50% for Mr. Simmons. These percentages reflect an annualized value of severance payments that would be provided in accordance with their respective agreements.

Under the 2018 Plan, time-based awards will only vest and become exercisable or payable, as applicable, on a change in control (as defined in the 2018 Plan) if they are not assumed, substituted or otherwise replaced in connection with the change in control. If the awards are assumed or continued after the change in control, the HRCC may provide that such awards will be subject to automatic vesting acceleration upon a participant's involuntary termination within a designated period following the change in control. Further, under the 2018 Plan, PSUs will automatically vest upon a change in control of our Company, based on (a) the target level, pro-rated to reflect the period the participant was in service during the performance period or (b) the actual performance level attained, in each case, as determined by the HRCC.

Major Restructuring

The Company has adopted a Major Restructuring Severance Plan (the "Severance Plan") that provides a cash severance payment in the event a participant's employment is terminated due to an involuntary loss of job without "cause" (as defined in the Severance Plan) or a "good reason" (as defined in the Severance Plan), provided that the termination is substantially related to or a result of a Major Restructuring. The cash severance payment would be equal to two and one-half times (for the Chair and CEO) or two times (for other NEOs) (a) current base salary, and (b) current target AIM award. As of December 31, 2025, the value of cash severance for NEOs was: Mr. Regnery, $10,293,750; Mr. Kuehn, $4,000,000; Mr. Simmons, $2,775,000; Mr. Guo, $2,340,000 and Dr. Atalla, $2,275,000.

Participants would also receive a prorated portion of their target AIM award based on actual Company and individual performance during the fiscal year in which termination of employment occurred. Participants in the KMP who are not vested in such plans would also receive a cash payment equal to the amount of the benefit to which they would have been entitled if they were vested.

In addition, the Company's equity awards provide that employees who terminate employment due to an involuntary loss of job without "cause" (as defined in the applicable award agreement) or for "good reason" (as defined in the applicable award agreement) within one year of completion of a Major Restructuring will, provided that the termination is substantially related to the Major Restructuring, (i) immediately vest in all unvested stock options and may exercise all vested stock options at any time within the following three-year period (five years if retirement eligible) or the remaining term of the stock option, if shorter, (ii) immediately vest in all RSUs, except that retirement eligible participants with at least five years of service would continue their existing vesting schedule, and (iii) receive a prorated payout of outstanding PSUs based on actual performance at the end of performance period. As of December 31, 2025, the value of unvested equity awards was: Mr. Regnery, $45,564,152; Mr. Kuehn, $10,761,617; Mr. Simmons, $5,191,695; Mr. Guo, $2,412,651 and Dr. Atalla, $1,287,163.

A "Major Restructuring" is defined as a reorganization, recapitalization, extraordinary stock dividend, merger, sale, spin-off or other similar transaction or series of transactions, which individually or in the aggregate, has the effect of resulting in the elimination of all, or the majority of, any one or more of the Company's business segments, so long as such transaction or transactions do not constitute a "change in control" (as defined in the applicable plan).

2025 Post-Employment Benefits Table

The following table describes the compensation to which each of the NEOs would be entitled in the event of termination of such executive's employment on December 31, 2025, including termination following a change in control. The potential payments were determined under the terms of our plans and arrangements in effect on December 31, 2025. The table does not include the pension benefits or nonqualified deferred compensation amounts that would be paid to an NEO, which are set forth in the Pension Benefits Table and the Nonqualified Deferred Compensation Table above, except to the extent that the NEO is entitled to an additional benefit as a result of the termination.

No NEOs are entitled to payment in connection with an Involuntary Termination With Cause.

Name	Termination Scenario	Severance ($)(a)	Earned but Unpaid AIM Awards ($)(b)	PSP Award Payout ($)(c)	Value of Unvested Equity Awards ($)(d)	Enhanced Retirement Benefits ($)(e)	Health Benefits ($)(f)	Outplacement ($)(g)	Total ($)
D. S. Regnery									
	Voluntary Resignation/ Retirement	—	2,831,173	29,420,406	16,143,745	—	—	—	48,395,324
	Involuntary without Cause	3,050,000	5,662,346	29,420,406	16,143,745	—	—	11,400	54,287,897
	Change in Control	16,332,822	4,867,500	29,420,406	16,143,745	4,038,485	65,649	100,000	70,968,607
	Death/Disability	—	2,831,173	29,420,406	16,143,745	—	—	—	48,395,324
C. J. Kuehn									
	Voluntary Resignation/ Retirement	—	—	—	—	—	—	—	—
	Involuntary without Cause	961,538	—	—	—	—	—	11,400	972,938
	Change in Control	6,155,885	1,800,000	5,564,392	5,196,446	3,302,796	78,260	100,000	22,197,779
	Death/Disability	—	1,092,063	5,565,171	5,196,446	—	—	—	11,853,680
D. E. Simmons									
	Voluntary Resignation/ Retirement	—	—	—	—	—	—	—	—
	Involuntary without Cause	750,000	—	—	—	—	—	11,400	761,400
	Change in Control	3,404,993	1,190,000	2,628,657	2,562,649	3,762,819	41,268	100,000	13,690,386
	Death/Disability	—	729,990	2,629,046	2,562,649	—	—	—	5,921,685
G. Guo									
	Voluntary Resignation/ Retirement	—	—	—	—	—	—	—	—
	Involuntary without Cause	500,000	—	—	—	—	—	11,400	511,400
	Change in Control	3,006,250	—	129,604	2,313,794	—	77,252	100,000	5,626,900
	Death/Disability	—	—	98,857	2,313,794	—	—	—	2,412,651
M. J. Atalla									
	Voluntary Resignation/ Retirement	—	—	—	—	—	—	—	—
	Involuntary without Cause	500,000	—	—	—	—	—	11,400	511,400
	Change in Control	2,843,750	—	363,902	925,985	—	77,252	100,000	4,310,889
	Death/Disability	—	502,258	361,178	925,985	—	—	—	1,789,421

(a) For the "Involuntary without Cause" scenario, under the terms of his employment agreement, Mr. Regnery is eligible for a severance payment equal to two times his annual base salary. For those NEOs who do not have a formal separation agreement like Mr. Regnery, the current severance guidelines permit payment of up to one year's base salary provided that such termination was not eligible for severance benefits under the Major Restructuring Severance Plan. Because of service, Mr. Kuehn's severance is equal to 50 weeks, Mr. Guo's is equal to 40 weeks and Dr. Atalla's is equal to 40 weeks rather than 52. For the amounts shown under in the "Change in Control" scenario, refer to the description of how severance is calculated in the section above, entitled Post-Employment Benefits.

(b) For the "Voluntary Resignation/Retirement" scenario, the amount shown is only provided in the case of a voluntary retirement; for resignation, the NEO would not receive an AIM award. For the "Involuntary without Cause" scenario, the amount for Mr. Regnery represents the AIM award pursuant to the terms of his employment agreement. For the amounts under the "Change in Control" scenario, these amounts represent the award paid in 2025 for the 2024 performance period based on the change-in- control agreements in place.

(c) For the "Involuntary without Cause" scenario, these amounts represent the cash value of the prorated PSU award payout to the NEOs as a result of their retirement eligibility at December 31, 2025. For the "Change in Control" scenario for the NEOs, these values represent a pro-rated payment for all outstanding awards at target.

However, under the terms of the 2018 Plan, this payment could also be made based on actual performance with the payment amount being determined by the HRCC, For the "Retirement," and "Death/Disability" scenarios, amounts represent the cash value of the prorated portion of their PSUs that vest upon such events assuming performance at target. Amounts for each scenario are based on the closing stock price of the ordinary shares on December 31, 2025 ($389.20).

(d) The amounts shown for "Retirement," "Involuntary without Cause," "Change in Control," and "Death/Disability" represent (i) the value of the unvested RSUs, which is calculated based on the number of unvested RSUs multiplied by the closing stock price of the ordinary shares on December 31, 2025 ($389.20), and (ii) the intrinsic value of the unvested stock options, which is calculated based on the difference between the closing stock price of the ordinary shares on December 31, 2025 ($389.20) and the relevant exercise price. However, only in the event of termination following a "Change in Control" or termination due to "Death/Disability" is there accelerated vesting of unvested awards. For "Retirement," the awards do not accelerate but continue to vest on the same basis as active employees. Mr. Regnery is retirement eligible.

(e) In the event of a "Change in Control" and termination of the NEOs, the present value of the pension benefits under the, KMP and Supplemental Pension Plan would be paid out as lump sums. While there is no additional benefit to the NEOs as a result of either "Voluntary Resignation/Retirement" and/or "Involuntary without Cause", there are differences (based on the methodology mandated by the SEC) between the numbers that are shown in the Pension Benefits Table and those that would actually be payable to the NEO under these termination scenarios.

(f) For the "Change in Control" scenario, these amounts represent the COBRA cost of health and welfare coverage (for medical, dental and vision) along with the cost of basic life and AD&D, which is the cost for continued active coverage for the severance period.

(g) For the "Involuntary without Cause" scenario, each NEO is eligible for outplacement services for a twelve-month period, not to exceed $11,400. For the "Change in Control" scenario, the amount represents the maximum expenses the Company would reimburse the NEO for professional outplacement services.

CEO Pay Ratio

The ratio of our CEO's total compensation to our median employee's total compensation (the "CEO Pay Ratio") is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. Due to the flexibility afforded by Item 402(u) in calculating the CEO Pay Ratio, the ratio may not be comparable to CEO pay ratios presented by other companies.

We elected to maintain the same median employee for our CEO Pay Ratio calculation as in 2023, as there were no changes to our employee population or employee compensation arrangements that would result in a significant change to our pay ratio disclosure. We identified our median employee using our global employee population as of October 31, 2023. To determine our median employee, we used annual base salary as our consistently applied compensation measure for 2023. For commission-based employees, actual earnings were considered their base salary. In identifying our median employee, we further annualized pay for those full-time and part-time employees (but not seasonal and temporary employees) who commenced work during 2023. We believe that annual base salary provides a reasonable estimate of annual compensation of our employees.

We calculated the median employee's total annual compensation in accordance with the requirements of the Summary Compensation Table. Based on such calculation, our median employee's total compensation was $67,812, while our CEO's compensation was $27,262,157. Accordingly, our CEO Pay Ratio was 402:1.

Pay Versus Performance

In accordance with the requirements prescribed in Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid ("CAP") and our financial performance for the prior five fiscal years.

For this purpose, CAP is determined in accordance with SEC rules by adjusting the amounts reported in the Summary Compensation Table by (a) subtracting the change in pension value, if any, for the year; (b) adding the pension service cost for the year; (c) subtracting the grant date fair value of equity awards granted during the year; (d) adding the year-end fair value of unvested equity awards granted during the year; (e) for awards granted in prior years that vested during the year, adding the difference between the vesting date fair value and the fair value as of the immediately preceding year-end; and (f) for awards granted in prior years that remain outstanding or unvested at the end of the year, adding the difference between the year-end fair value and the fair value as of the immediately preceding year-end. These adjustments are shown below. The table below provides CAP for our principal executive officer ("PEO") (our CEO) and an average CAP for our non-PEO named executive officers ("NEOs"), as well as other financial information as required. Please see the CD&A above for information regarding the decisions made by the HRCC with respect to the compensation paid to our CEO and NEOs.

							Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for First PEO ($)(a)	Compensation Actually Paid to First PEO ($)(b)	Summary Compensation Table Total for Second PEO ($)(a)	Compensation Actually Paid to Second PEO ($)(b)	Average Summary Compensation Table Total for non-PEO NEOs ($)(a)	Average Compensation Actually Paid to non-PEO NEOs ($)(a)(b)	Total Shareholder Return ($)(c)	Peer Group Total Shareholder Return ($)(c)	Net Income ($M) (d)	Revenue ($M) (e)
2025	N/A	N/A	27,262,157	28,107,983	5,453,625	5,945,470	286	189	2,918.6	21,321.9
2024	N/A	N/A	28,213,787	60,844,013	5,109,939	11,528,229	269	158	2,567.9	19,838.2
2023	N/A	N/A	22,856,344	39,508,907	3,959,165	7,902,965	176	135	2,023.9	17,677.6
2022	N/A	N/A	12,770,195	9,019,182	3,164,279	1,947,464	119	114	1,756.5	15,991.7
2021	18,253,260	46,032,830	12,888,518	20,449,001	3,813,093	8,590,730	141	121	1,423.4	14,136.4

(a) The First PEO represents our former CEO Mr. Lamach who became Executive Chair effective July 1, 2021 and retired December 31, 2021; the Second PEO represents Mr. Regnery who became CEO effective July 1, 2021. The non-PEO NEOs represent the following individuals: 2021: Mr. Kuehn, Ms. Avedon, Mr. Camuti and Mr. Turtz; 2022 and 2023: Mr. Kuehn, Mr. Camuti, Mr. Turtz and Mr. Pittard; 2024: Mr. Kuehn, Mr. Simmons, Mr. Camuti and Mr. Turtz; 2025: Mr. Kuehn, Mr. Simmons, Mr. Guo and Dr. Atalla. The amounts shown for each PEO are the amounts reported in the "Total" column of the Summary Compensation Table for the applicable year. The amounts shown for the non-PEO NEOs are the average of amounts reported in the "Total" column of the Summary Compensation Table for the applicable year for NEOs other than the PEO.

(b) The following table provides the calculation required to determine CAP in accordance with SEC rules. The CAP amounts reflected do not reflect the actual amount of compensation earned by or paid to our NEOs. The fair values reflected in the Equity Compensation section are calculated in a manner consistent with the methodology used to account for share-based payments in our financial statements, as described in Note 14 to the 2025 Form 10-K. To determine equity award fair values for purposes of calculating CAP in accordance with SEC rules, adjustments were made based on the stock price, updated Black-Scholes stock option assumptions, and estimated Performance Share Unit payouts as of the year-end and vesting measurement dates.

			Pension Compensation		Equity Compensation				
	Fiscal Year (FY)	Summary Compensation Table (SCT) Total ($)	LESS SCT Aggregate Change in the Actuarial Present Value of All Defined Benefit and Actuarial Pension Plans ($)(1)	PLUS Service Cost and Prior Service Cost ($)	LESS SCT Grant Date Fair Value of Equity Awards Granted in FY ($)(2)	PLUS Fair Value of Outstanding Equity Awards Granted in FY ($)	PLUS Change in Fair Value of Equity Awards from Prior Years That Vested in FY ($)	PLUS Change in Fair Value of Outstanding Equity Awards from Prior Years ($)	Compensation Actually Paid (CAP) Total ($)
First PEO M. W. Lamach	2021	18,253,260	920,815	2,165,012	11,417,703	12,915,519	1,898,863	23,138,694	46,032,830
Second PEO D. S. Regnery	2025	27,262,157	7,504,885	—	14,600,407	16,325,279	(1,958,251)	8,584,090	28,107,983
	2024	28,213,787	6,923,052	—	14,266,299	22,671,812	3,230,412	27,917,353	60,844,013
	2023	22,856,344	4,487,670	—	12,362,263	19,977,180	830,633	12,694,683	39,508,907
	2022	12,770,195	—	479	8,082,094	8,790,912	(3,480,220)	(980,090)	9,019,182
	2021	12,888,518	2,695,010	3,454	6,673,971	9,239,470	634,638	7,051,902	20,449,001
Average non-PEO NEOs	2025	5,453,625	542,440	147,226	3,491,902	3,785,986	(206,951)	799,926	5,945,470
	2024	5,109,939	701,119	266,097	2,271,085	3,609,208	678,407	4,836,782	11,528,229
	2023	3,959,165	427,215	203,342	1,781,423	2,880,864	327,356	2,740,876	7,902,965
	2022	3,164,279	—	287,386	1,558,144	1,695,006	(1,305,293)	(335,770)	1,947,464
	2021	3,813,093	309,031	457,055	1,822,743	3,002,913	181,250	3,268,193	8,590,730

(1)   As reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" of the Summary Compensation Table for each applicable year.

(2)   As reported in the "Stock Awards" and "Option Awards" columns of the Summary Compensation Table for each applicable year.

(c)   Reflects the cumulative Total Shareholder Return for Trane Technologies and the Standard & Poor's 500 Industrials Index, which is the peer group used in the Performance Graph required under Item 201(e) of Regulation S-K shown in Item 5 of our 2025 Form 10-K. Assumes an initial investment of $100 on December 31, 2020 and reinvestment of dividends.

(d)   As reflected in the Company's Consolidated Statement of Earnings included in the Form 10-K for each fiscal year.

(e)   The Company Selected Measure ("CSM") is Net Revenues for Products and Services ("Revenue") as reported in the Company's Consolidated Statement of Earnings included in the Company's Annual Report on Form 10-K for each fiscal year. The revenue performance targets and results related to executive compensation within our AIM program are not the same as the Revenue listed for the CSM. Revenue results related to AIM are further adjusted for the impact of acquisitions and/or divestitures, foreign exchange, changes in accounting principles, extraordinary items and unusual or non-recurring gains or losses, including significant differences from the assumptions contained in the financial plan upon which the incentive targets were established. All adjustments are reviewed and approved by the HRCC.

Relationships between Pay and Various Metrics

In accordance with regulatory requirements, the graphs below reflect the relationships of PEO and Average Non-PEO NEO CAP over the prior four fiscal years to (i) Company TSR and Peer Group TSR, (ii) Net Income, and (iii) Revenue, our Company Selected Measure.

CAP VS TT AND PEER GROUP TSR



CAP VS NET INCOME



CAP VS REVENUE



Performance Measures

We used the following unranked performance measures to link executive compensation actually paid to Company performance for the most recently completed fiscal year.

Financial Measures
Revenue
Adjusted EBITDA
Free Cash Flow
Relative 3-Year Total Shareholder Return Percentile Ranking
Relative Cash Flow Return on Invested Capital Percentile Ranking

Additional information about the performance measures used to calculate PEO and NEO compensation can be found in the discussions of our short-term and long-term incentive programs in the CD&A under the headings "Annual Incentive Matrix ('AIM') Program" and "Long-Term Incentive Program ('LTI')". We believe the Company's executive compensation program appropriately rewards our PEO and the other NEOs for Company and individual performance, assists the Company in retaining our senior leadership team and supports long-term value creation for our shareholders. These values demonstrate alignment of interests of our PEO and the other NEOs and our stockholders.

Equity Compensation Plan Information

The following table provides information as of December 31, 2025, with respect to the Company's ordinary shares that may be issued under equity compensation plans:

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders[a]	2,914,671	$170.81	9,613,601
Equity compensation plans not approved by security holders[b]	267,974	—	—
Total	3,182,645		

[a] Consists of the Incentive Stock Plan of 2013 and the 2018 Plan.

[b] Consists of the EDCP, the Trane Technologies Directors Deferred Compensation Plan (the "DDCP I"), the Trane Technologies Directors Deferred Compensation and Stock Award Plan II (the "DDCP II" and, together with the DDCP I, the "DDCP"), and the Trane Deferred Compensation Plan (the "TDCP"). Plan participants acquire Company shares under these plans as a result of the deferral of salary or directors' fees, AIM awards and PSUs.

Information Concerning Voting and Solicitation

Why Did I Receive This Proxy Statement?

We sent you this Proxy Statement or a Notice of Internet Availability of Proxy Materials ("Notice") because our Board of Directors is soliciting your proxy to vote at the Annual General Meeting. This Proxy Statement summarizes the information you need to know to vote on an informed basis.

Why Are There Two Sets of Financial Statements Covering the Same Fiscal Period?

U.S. securities laws require us to send you our 2025 Form 10-K, which includes our financial statements prepared in accordance with GAAP. These financial statements are included in the mailing of this Proxy Statement. Irish law also requires us to provide you with our Irish Financial Statements for our 2025 fiscal year, including the reports of our Directors and auditors thereon, which accounts have been prepared in accordance with Irish law. The Irish Financial Statements are available on the Company's website at www.tranetechnologies.com under the heading "Investors – Irish Statutory Accounts" and will be laid before the Annual General Meeting.

How Do I Attend the Annual General Meeting?

We strongly encourage all shareholders to submit proxy forms to ensure they can vote and be represented at the Annual General Meeting without attending in person.

It is possible the Annual General Meeting may be adjourned to a different time and/or venue, in each case notification of such adjournment will be given in accordance with Company's constitution. Any announcements of changes or updates to the arrangements for the Annual General Meeting will be made available at www.tranetechnologies.com.

In the event that the Annual General Meeting can proceed as normal, **in order to be admitted, you must present a form of personal identification and evidence of share ownership.**

If you are a shareholder of record, evidence of share ownership will be either (1) an admission ticket, which is attached to the proxy card and must be separated from the proxy card and kept for presentation at the meeting if you vote your proxy by mail, or (2) a Notice.

If you own your shares through a bank, broker or other holder of record ("street name holders"), evidence of share ownership will be either (1) your most recent bank or brokerage account statement, or (2) a Notice. If you would rather have an admission ticket, you can obtain one in advance by mailing a written request, **along with proof of your ownership of the Company's ordinary shares,** to:

Secretary
Trane Technologies plc
170/175 Lakeview Dr.
Airside Business Park
Swords, Co. Dublin
Ireland

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted at the Annual General Meeting.

Who May Vote?

You are entitled to vote if you beneficially owned the Company's ordinary shares at the close of business on April 9, 2026, the Record Date. At that time, there were 221,122,077 of the Company's ordinary shares outstanding and entitled to vote. Each ordinary share that you own entitles you to one vote on all matters to be voted on a poll at the Annual General Meeting.

How Do I Vote?

Shareholders of record can cast their votes by proxy by:

- using the Internet and voting at www.proxyvote.com;
- calling 1-800-690-6903 and following the telephone prompts; or
- completing, signing and returning a proxy card by mail.

If you received a Notice and did not receive a proxy card, you may request one at sendmaterial@proxyvote.com.

The Notice is not a proxy card and it cannot be used to vote your shares.

If you are a shareholder of record and you choose to submit your proxy by telephone by calling the toll-free number on your proxy card, your use of that telephone system and in particular the entry of your pin number/other unique identifier, will be deemed to constitute your appointment, in writing and under hand, and for all purposes of the Companies Act 2014, of the persons named on the proxy card as your proxy to vote your shares on your behalf in accordance with your telephone instructions.

Subject to guidance from the Government of Ireland at the time of the Annual General Meeting, shareholders of record may also vote their shares directly by attending the Annual General Meeting and casting their vote in person or appointing a proxy (who does not have to be a shareholder) to attend the Annual General Meeting and casting votes on their behalf in accordance with their instructions.

Street name holders must vote their shares in the manner prescribed by their bank, brokerage firm or nominee. Street name holders who wish to vote in person at the Annual General Meeting must obtain a legal proxy from their bank, brokerage firm or nominee. Street name holders will need to bring the legal proxy with them to the Annual General Meeting and hand it in with a signed ballot that is available upon request at the meeting. Street name holders will not be able to vote their shares at the Annual General Meeting without a legal proxy and a signed ballot.

Even if you plan to attend the Annual General Meeting, we recommend that you vote by proxy as described above so that your vote will be counted if you later decide not to attend the meeting.

**In order to be timely processed, your vote must be received by 11:59 p.m. Eastern Time on June 3, 2026
(or, if you are a street name holder, such earlier time as your bank, brokerage firm or nominee may require).**

How May Employees Vote under Our Employee Plans?

If you participate in the ESP, the Trane Technologies Employee Savings Plan for Bargained Employees, the Trane Technologies Retirement Savings Plan for Participating Affiliates in Puerto Rico, or the Trane 401(k) and Thrift Plan, then you may be receiving these materials because of shares held for you in those plans. In that case, you may use the enclosed proxy card to instruct the plan trustees of those plans how to vote your shares, or give those instructions by telephone or over the Internet. They will vote these shares in accordance with your instructions and the terms of the plan. The plan trustees will not disclose to the Company how any individual employee instructed the plan trustees to vote their shares.

**To allow plan administrators to properly process your vote, your voting instructions
must be received by 11:59 p.m. Eastern Time on June 1, 2026.**

If you do not provide voting instructions for shares held for you in any of these plans, the plan trustees will vote these shares in the same ratio as the shares for which voting instructions are provided.

May I Revoke My Proxy?

You may revoke your proxy at any time before it is voted at the Annual General Meeting in any of the following ways:

- by notifying the Company's Secretary in writing: c/o Trane Technologies plc, 170/175 Lakeview Drive, Airside Business Park, Swords, Co. Dublin, Ireland;

- by submitting another properly signed proxy card with a later date or another Internet or telephone proxy at a later date but prior to the close of voting described above; or

- by voting in person at the Annual General Meeting.

Merely attending the Annual General Meeting does not revoke your proxy. To revoke a proxy, you must take one of the actions described above.

How Will My Proxy Get Voted?

If your proxy is properly submitted, your proxy holder (one of the individuals named on the proxy card) will vote your shares as you have directed. If you are a street name holder, the rules of the NYSE permit your bank, brokerage firm or nominee to vote your shares on Items 3, 4, 5, and 6 (routine matters) if it does not receive instructions from you. However, your bank, brokerage firm or nominee may not vote your shares on Items 1 and 2 (non-routine matters) if it does not receive instructions from you ("broker non-votes"). Broker non-votes will not be counted as votes for or against the non-routine matters, but rather will be regarded as votes withheld and will not be counted in the calculation of votes for or against the resolution.

If you are a shareholder of record and you do not specify on the proxy card you send to the Company (or when giving your proxy over the Internet or telephone) how you want to vote your shares, then the Company-designated proxy holders will vote your shares in the manner recommended by our Board of Directors on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion regarding any other matters properly presented for a vote at the meeting.

What Constitutes a Quorum?

The presence (in person or by proxy) of shareholders entitled to exercise a majority of the voting power of the Company on the Record Date is necessary to constitute a quorum for the conduct of business. Abstentions and broker non-votes are treated as "shares present" for the purposes of determining whether a quorum exists.

What Vote is Required to Approve Each Proposal?

A majority of the votes cast at the Annual General Meeting is required to approve each of Items 1, 2, 3, and 4. A majority of the votes cast means that the number of votes cast "for" an Item must exceed the number of votes cast "against" that Item. Items 5 and 6 are considered special resolutions under Irish law and require 75% of the votes cast for approval.

Although abstentions and broker non-votes are counted as "shares present" at the Annual General Meeting for the purpose of determining whether a quorum exists, they are not counted as votes cast either "for" or "against" the resolution and, accordingly, will not affect the outcome of the vote.

Who Pays the Expenses of This Proxy Statement?

We have hired Alliance Advisors, LLC to assist in the distribution of proxy materials and the solicitation of proxies for a fee estimated at $22,000 plus out-of-pocket expenses. Proxies will be solicited on behalf of our Board of Directors by mail, in person, by telephone and through the Internet. We will bear the cost of soliciting proxies. We will also reimburse brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy materials to the persons for whom they hold shares.

How Will Voting on Any Other Matter be Conducted?

Although we do not know of any matters to be presented or acted upon at the Annual General Meeting other than the items described in this Proxy Statement, if any other matter is proposed and properly presented at the Annual General Meeting, the proxy holders will vote on such matters in accordance with their best judgment.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of the Record Date, the beneficial ownership of our ordinary shares by (i) each director of the Company, (ii) each executive officer of the Company named in the Summary Compensation Table, and (iii) all directors and executive officers of the Company as a group:

Name	Ordinary Shares[a]	Notional Shares[b]	Options Exercisable Within 60 Days[c]
K. E. Arnold	6,082		—
A. P. Assis	791		—
A. C. Berzin	36,042	49,388	—
A. Miller Boise	3,230		—
M. R. George	1,769		—
J. A. Hayes	1,799		—
L. P. Hudson	6,101		—
M. P. Lee	8,979		—
M. Pine	465		—
M. N. Schaeffer	1,769		—
J. P. Surma	13,459		—
D. S. Regnery	181,350	479	339,489
C. J. Kuehn	42,563	37,020	92,287
D. E. Simmons	28,522		12,990
G. Guo	11,727		—
M. J. Atalla	7,035		2,170
All directors and executive officers as a group (19 persons)[d]	**377,347**	**95,812**	**474,180**

[a] Represents (i) ordinary shares held directly; (ii) ordinary shares held indirectly through a trust; (iii) unvested shares, including any RSUs or PSUs, and ordinary shares and ordinary share equivalents notionally held under the TDCP that may vest or are distributable within 60 days of the Record Date; and (iv) ordinary shares held by the trustee under the ESP for the benefit of executive officers. No director or executive officer of the Company beneficially owns 1% or more of the Company's ordinary shares.

[b] Represents ordinary shares and ordinary share equivalents notionally held under the DDCP, and the EDCP that are not distributable within 60 days of the Record Date.

[c] Represents ordinary shares as to which directors and executive officers had stock options exercisable within 60 days of the Record Date, under the Company's Incentive Stock Plan of 2013 and the 2018 Plan.

[d] The Company's ordinary shares beneficially owned by all directors and executive officers as a group (including shares issuable under exercisable options) aggregated approximately 0.39% of the total outstanding ordinary shares. Ordinary shares and ordinary share equivalents notionally held under the DDCP, the EDCP and the TDCP and ordinary share equivalents resulting from dividends on deferred stock awards are not counted as outstanding shares in calculating these percentages because they are not beneficially owned; the directors and executive officers have no voting or investment power with respect to these shares or share equivalents.

The following table sets forth each shareholder which is known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares of the Company based solely on the information filed by such shareholder on Schedule 13G under the Securities Exchange Act of 1934:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[a]
BlackRock, Inc.[b] 50 Hudson Yards New York, NY 10001	17,231,559	7.8 %
JPMorgan Chase & Co.[c] 270 Park Avenue New York, NY 10017	16,405,164	7.4 %
The Vanguard Group[d] 100 Vanguard Blvd. Malvern, PA 19355	18,712,060	8.5 %
FMR LLC [e] 245 Summer Street Boston, MA 02210	11,368,697	5.1 %

[a] The ownership percentages set forth in this column are based on the Company's outstanding ordinary shares on the Record Date and assumes that each of the beneficial owners continued to own the number of shares reflected in the table above on such date.

[b] Information regarding BlackRock, Inc. and its stockholdings was obtained from a Schedule 13G/A filed with the SEC on April 23, 2025. The filing indicated that, as of March 31, 2025, BlackRock, Inc. had sole voting power as to 15,366,458 of such shares, shared voting power as to none of such shares, sole dispositive power as to 17,231,559 of such shares and shared dispositive power as to none of such shares.

[c] Information regarding JPMorgan Chase & Co. and its stockholdings was obtained from a Schedule 13G/A filed with the SEC on January 23, 2026. The filing indicated that, as of December 31, 2025, JPMorgan Chase & Co. had sole voting power as to 13,826,953 of such shares, shared voting power as to 175,799 of such shares, sole dispositive power as to 16,278,928 of such shares and shared dispositive power as to 125,243 of such shares.

[d] Information regarding the Vanguard Group and its stockholdings was obtained from a Schedule 13G/A filed with the SEC on February 13, 2024. The filing indicated that, as of December 29, 2023, the Vanguard Group had sole voting power as to none of such shares, shared voting power as to 290,327 of such shares, sole dispositive power as to 17,744,972 of such shares and shared dispositive power as to 967,088 of such shares. On March 26, 2026, the Vanguard Group further amended its 13G/A to disclose that, due to an internal reorganization, the Vanguard Group's ownership has been disaggregated, and that subsidiaries and divisions of the Vanguard Group will report beneficial ownership separately on a disaggregated basis in the future.

[e] Information regarding FMR LLC and its stockholdings was obtained from a Schedule 13G filed with the SEC on November 5, 2025. The filing indicated that, as of September 30, 2025, FMR LLC had sole voting power as to 9,858,596 such shares, shared voting power as to none of such shares, sole dispositive power as to 11,368,697 of such shares and share dispositive power as to none of such shares.

Certain Relationships and Related Person Transactions

The Company does not generally engage in transactions in which its executive officers, directors or nominees for directors, any of their immediate family members or any of its 5% shareholders have a material interest. Pursuant to the Company's written related person transaction policy, any such transaction must be reported to management, which will prepare a summary of the transaction and refer it to the Sustainability, Corporate Governance and Nominating Committee for consideration and pre-approval by the disinterested directors. The Sustainability, Corporate Governance and Nominating Committee reviews the material terms of the related person transaction, including the dollar values involved, the relationships and interests of the parties to the transaction and the impact, if any, to a director's independence. The Sustainability, Corporate Governance and Nominating Committee only approves those transactions that are in the best interest of the Company. In addition, the Company's Code of Conduct, which sets forth standards applicable to all employees, officers and directors of the Company, generally proscribes transactions that could result in a conflict of interest for the Company. Any waiver of the Code of Conduct for any executive officer or director requires the approval of the Company's Board of Directors. Any such waiver will, to the extent required by law or the NYSE, be disclosed on the Company's website at www.tranetechnologies.com or on a current report on Form 8-K. No such waivers were requested or granted in 2025.

We have not made payments to directors other than the fees to which they are entitled as directors (described under the heading "Compensation of Directors") and the reimbursement of expenses related to their services as directors. We have made no loans to any director or officer nor have we purchased any shares of the Company from any director or officer.

The son of Donald E. Simmons, the Company's Group President, Americas is employed by the Company as a Complex Solutions Account Executive. In 2025 Mr. Simmons' son received compensation from the Company in the form of a base salary and other cash benefits totaling $165,550. The compensation and other terms of employment of Mr. Simmons' son were determined in accordance with the Company's compensation practices applicable to employees with comparable qualifications and responsibilities and holding similar positions.

Except as described above, during the fiscal year ended December 31, 2025, there were no related party transactions that would trigger disclosure under Item 404 of Regulation S-K.

TRANE
TECHNOLOGIES

Shareholder Proposals and Nominations

Any proposal by a shareholder intended to be presented at the 2027 Annual General Meeting of shareholders of the Company must be received by the Company at its registered office at 170/175 Lakeview Drive, Airside Business Park, Swords, Co. Dublin, Ireland, Attn: Secretary, no later than December 24, 2026, for inclusion in the proxy materials relating to that meeting. Any such proposal must meet the requirements set forth in the rules and regulations of the SEC, including Rule 14a-8, in order for such proposals to be eligible for inclusion in our 2027 Proxy Statement.

The Company's Articles of Association set forth procedures to be followed by shareholders who wish to nominate candidates for election to the Board of Directors in connection with Annual General Meetings of shareholders or pursuant to written shareholder consents or who wish to bring other business before a shareholders' general meeting. All such nominations must be accompanied by certain background and other information specified in the Articles of Association. In connection with the 2027 Annual General Meeting, written notice of a shareholder's intention to make such nominations or bring business before the Annual General Meeting must be given to the Secretary of the Company not later than March 6, 2027. If the date of the 2027 Annual General Meeting occurs more than 30 days before, or 60 days after, the anniversary of the 2026 Annual General Meeting, then the written notice must be provided to the Secretary of the Company not later than the seventh day after the date on which notice of such Annual General Meeting is given. In addition, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide timely notice by the same deadline disclosed above (March 6, 2027), as well as comply with the additional requirements of Rule 14a-19 of the Securities Exchange Act of 1934.

In addition, the Company's Articles of Association separately provide shareholders representing 3% or more of the voting power of the Company's shares with the right, subject to certain terms and conditions, to nominate candidates for election to the Board of Directors and have such candidate included in our proxy materials for the applicable Annual General Meeting ("proxy access"). All such nominations must be accompanied by certain background and other information specified in the Articles of Association. In connection with the 2027 Annual General Meeting, written notice of proxy access nominations must be given to the Secretary of the Company not earlier than November 24, 2026 and not later than December 24, 2026. If the date of the 2027 Annual General Meeting occurs more than 30 days before, or 60 days after, the anniversary of the 2026 Annual General Meeting, then the written notice must be provided to the Secretary of the Company not earlier than 120 days prior to the 2027 Annual General Meeting and not later than the close of business on the later of (x) the 90th day prior to the 2027 Annual General Meeting or (y) the 10th day following the day on which public announcement of the date of the 2027 Annual General Meeting is first made.

The Sustainability, Corporate Governance and Nominating Committee ("Nominating Committee") will consider all shareholder recommendations for candidates for Board membership, which should be sent to the Nominating Committee, care of the Secretary of the Company, at the address set forth above. In addition to considering candidates recommended by shareholders, the Nominating Committee considers potential candidates recommended by current directors, Company officers, employees and others. As stated in the Company's Corporate Governance Guidelines, all candidates for Board membership are selected based upon their judgment, character, achievements and experience in matters affecting business and industry. Candidates recommended by shareholders are evaluated in the same manner as director candidates identified by any other means.

In order for you to bring other business before a shareholder general meeting, timely notice must be received by the Secretary of the Company within the time limits described above. The notice must include a description of the proposed item, the reasons you believe support your position concerning the item, and other specified matters. These requirements are separate from and in addition to the requirements you must meet to have a proposal included in our Proxy Statement. The foregoing time limits also apply in determining whether notice is timely pursuant to rules adopted by the SEC relating to the exercise of discretionary voting authority.

If a shareholder wishes to communicate with the Board of Directors for any other reason, all such communications should be sent in writing, care of the Secretary of the Company, or by email at board@tranetechnologies.com.

Householding

SEC rules permit a single set of annual reports and Proxy Statements to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure is referred to as householding. While the Company does not household in mailings to its shareholders of record, a number of brokerage firms with account holders who are Company shareholders have instituted householding. In these cases, a single Proxy Statement and annual report will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once a shareholder has received notice from his or her broker that the broker will be householding communications to the shareholder's address, householding will continue until the shareholder is notified otherwise or until the shareholder revokes his or her consent. If at any time a shareholder no longer wishes to participate in householding and would prefer to receive a separate Proxy Statement and annual report, he or she should notify his or her broker. Any shareholder can receive a copy of the Company's Proxy Statement and annual report by contacting the Company at its registered office at 170/175 Lakeview Drive, Airside Business Park, Swords, Co. Dublin, Ireland, Attention: Secretary; by calling the Company at +353 1 895 3500; or by accessing it on the Company's website at www.tranetechnologies.com.

Shareholders who hold their shares through a broker or other nominee who currently receive multiple copies of the Proxy Statement and annual report at their address and would like to request householding of their communications should contact their broker.

Dated: April 23, 2026

TRANE
TECHNOLOGIES

Appendix A

TRANE TECHNOLOGIES PLC
Reconciliation of GAAP to Non-GAAP
UNAUDITED
(in millions)

	For the year ended December 31, 2025	For the year ended December 31, 2024
Total Company		
Adjusted EBITDA	$4,276.0	$3,846.3
Less: items to reconcile adjusted EBITDA to net earnings attributable to Trane Technologies plc		
Depreciation and Amortization	(376.3)	(379.4)
Interest expense	(226.7)	(238.4)
Provision for income taxes	(705.9)	(627.6)
Restructuring	(31.2)	(5.1)
M&A transaction costs	(7.2)	(4.2)
Non-cash adjustments for contingent consideration	61.2	25.0
Non-cash settlement charge related to the transfer of a pension liability to an insurance company	(17.2)	—
Legacy legal liability	—	(2.4)
Discontinued operations, net of tax	(37.0)	(24.7)
Net earnings from continuing operations attributable to noncontrolling interests	(17.1)	(21.6)
Net earnings attributable to Trane Technologies plc	$2,918.6	$2,567.9

TRANE TECHNOLOGIES PLC
Reconciliation of GAAP to Non-GAAP
UNAUDITED
(in millions)

	For the year ended December 31, 2025	For the year ended December 31, 2024
Net revenue growth	7.5 %	12.2 %
Exclude growth from acquisitions	(0.8)%	(1.0)%
Exclude unfavorable impact from currency translation	(0.5)%	0.5 %
Organic revenue growth	6.2 %	11.7 %

TRANE TECHNOLOGIES PLC
Reconciliation of GAAP to Non-GAAP
UNAUDITED
(in millions)

	For the year ended December 31, 2025			For the year ended December 31, 2024		
	As Reported	Adjustments	As Adjusted	As Reported	Adjustments	As Adjusted
Net revenues	$21,321.9	$ —	$21,321.9	$19,838.2	$ —	$19,838.2
Operating income	3,967.4	(22.8) (a,c,d)	3,944.6	3,500.1	(13.3) (a,b,c,d)	3,486.8
Operating margin	18.6%		18.5%	17.6%		17.6%
Earnings from continuing operations before income taxes	3,678.6	(5.6) (a,c,d,e)	3,673.0	3,241.8	(13.3) (a,b,c,d)	3,228.5
Provision for income taxes	(705.9)	(13.9) (g)	(719.8)	(627.6)	(16.8) (f,g)	(644.4)
Tax rate	19.2%		19.6%	19.4%		20.0%
Earnings from continuing operations attributable to Trane Technologies plc	$ 2,955.6	$ (19.5) (h)	$ 2,936.1	$ 2,592.6	$ (30.1) (h)	$ 2,562.5
Diluted earnings per common share continuing operations	$ 13.14	$ (0.08)	$ 13.06	$ 11.35	$ (0.13)	$ 11.22
Diluted weighted average number of common shares outstanding	224.9	—	224.9	228.4	—	228.4
Detail of Adjustments:						
(a) Restructuring costs (COGS & SG&A)		$ 31.2			$ 5.1	
(b) Legacy legal liability (SG&A)		—			2.4	
(c) M&A transaction costs (SG&A)		7.2			4.2	
(d) Non-cash adjustments for contingent consideration (SG&A)		(61.2)			(25.0)	
(e) Non-cash settlement charge related to the transfer of a pension liability to an insurance company		17.2			—	
(f) U.S. discrete tax benefit		—			(12.9)	
(g) Tax impact of adjustments (a,b,c,e)		(13.9)			(3.9)	
(h) Impact of adjustments on earnings from continuing operations attributable to Trane Technologies plc		$ (19.5)			$ (30.1)	
Pre-tax impact of adjustments on cost of goods sold		$ 7.5			$ (1.0)	
Pre-tax impact of adjustments on selling & administrative expenses		(30.3)			(12.3)	
Pre-tax impact of adjustments on operating income		(22.8)			(13.3)	
Pre-tax impact of adjustments on other, net		17.2			—	
Pre-tax impact of adjustments on earnings from continuing operations		$ (5.6)			$ (13.3)	

TRANE TECHNOLOGIES PLC
Reconciliation of GAAP to Non-GAAP
UNAUDITED
(in millions)

	For the year ended December 31, 2025	For the year ended December 31, 2024
Cash flow provided by continuing operating activities	$3,220.4	$3,177.7
Capital expenditures	(383.0)	(370.6)
Cash payments for restructuring	22.5	8.6
Legacy legal liability	0.6	2.7
M&A transaction costs	6.2	1.7
Proceeds from sale of corporate asset	20.6	—
Adjustment for Outperformance Incentive Program*	—	(31.1)
Free cash flow	$2,887.3	$2,789.0

* The Company implemented a special three-year Outperformance Incentive Program during the year ended December 31, 2024 that provides additional incentive-based cash compensation to eligible participants based primarily on the achievement of outsized revenue performance beyond what is achievable under the Company's existing short-term incentive programs. Performance is measured over three annual periods representing the years ended December 31, 2024, 2025 and 2026. Cash payments related to performance achieved will be made in the quarter ended March 31, 2027. This adjustment represents amounts earned in the respective performance period that will be paid during the quarter ended March 31, 2027.

For purposes of our compensation programs, Cash Flow Return on Invested Capital ("CROIC") is measured by dividing Free Cash Flow by gross fixed assets (Property, Plant & Equipment) plus Working Capital (Accounts and Notes Receivable plus Inventory less Accounts and Notes Payable). CROIC is subject to adjustments for unusual or infrequent items; the impact of any change in accounting principles; and gains or charges associated with discontinued operations or through the acquisition or divestiture of a business.

For purposes of our compensation programs, Total Shareholder Return ("TSR") is measured as the total stock price appreciation plus dividends earned during the three years of the performance cycle. To account for stock price volatility, a 30-day average stock price at the beginning and ending periods is used. TSR was 135.33% for the 2023-2025 period, which ranked at the 88th percentile of the companies in the S&P 500 Industrials Index.